恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

[redacted]

09046989

082-01566

Our Ref.: HASE/TL/HL/05635

7th September, 2009

SEC
Mail Processing
Section

SEP 21 2009

Washington, DC
121

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

We enclose for your record a copy each of the following documents:

(1) 2008/2009 Second Interim Report of the Company; and

(2) the Circular in respect of (i) the proposals for general mandates to repurchase the Company's own shares and to issue shares and re-election of the retiring directors to be approved by shareholders at the forthcoming annual general meeting ("AGM") of the Company and (ii) notice of AGM.

Yours faithfully,

Lee King Yue
Director

Encl.

dlw 9/23

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

08/09
SECOND INTERIM REPORT
第二份中期報告

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Stock Code 股份代號：12

Contents

Please turn to page 69 for the Chinese version of 2008/2009 Second Interim Report.
請翻至第69頁閱覽二零零八/二零零九年度第二份中期報告之中文版。

Highlights of 2008/2009 Second Interim Results

	Note	For the twelve months ended 30 June 2009 unaudited HK$ million	2008 audited HK$ million	Change
Property sales				
– Revenue	1	**4,907**	11,163	-56%
– Profit contribution	2	**1,436**	4,385	-67%
Net rental income	3	**2,941**	2,728	+8%
Profit attributable to Shareholders *(2008-restated)*				
– Underlying profit	4	**3,511**	5,708	-38%
– Reported profit		**5,541**	15,473	-64%
		HK$	HK$	
Earnings per share				
– Based on underlying profit	4	**1.64**	2.78	-41%
– Based on reported profit		**2.58**	7.54	-66%
Dividends per share		**0.60**	1.10	-45%
		At 30 June 2009 unaudited HK$	At 30 June 2008 audited HK$	
Net asset value per share *(2008 – restated)*	5	**57.94**	56.45	+3%
Adjusted net asset value per share *(2008 – restated)*	6	**61.50**	60.04	+2%
Net debt to shareholders' equity		**17.2%**	16.5%	+0.7 percentage point
		At 30 June 2009 Million square feet	At 30 June 2008 Million square feet	
Hong Kong				
Land bank (attributable floor area)				
– Properties held for/under development	7	**8.6**	8.4	
– Completed investment properties	8	**10.4**	10.0	
		19.0	18.4	
Agricultural land (total land area)		**32.4**	34.0	
Mainland China				
Land bank (attributable floor area)				
– Properties held for/under development		**130.4**	115.7	
– Completed investment properties		**5.2**	3.1	
		135.6	118.8	

Notes:

1 *Representing the Group's attributable share of the value of properties in Hong Kong and mainland China sold by subsidiaries, associates and jointly controlled entities ("JCEs").*
2 *Including the Group's attributable share of profit contribution from property sales in Hong Kong and mainland China by associates and JCEs.*
3 *Including the Group's attributable share of net rental income from investment properties in Hong Kong and mainland China held by associates and JCEs.*
4 *Excluding the fair value change (net of deferred tax) of the investment properties held by subsidiaries, associates and JCEs.*
5 *Representing the amount attributable to equity shareholders of the Company.*
6 *As there is no capital gains tax in Hong Kong, total deferred tax liabilities arising from the revaluation of investment properties in Hong Kong held by the Group's subsidiaries, associates and JCEs in the amount of HK$7,645 million (2008: HK$7,710 million), equivalent to HK$3.56 per share (2008: HK$3.59 per share), as provided and included in the Group's consolidated balance sheet, would not be payable if such investment properties were to be sold at the revalued amounts under the current tax regime. Accordingly, such deferred tax as provided under HKAS-INT 21 has been excluded from the above calculation in order to provide a better understanding of the net asset value attributable to equity shareholders of the Company.*
7 *Including stock of unsold property units with attributable floor area of 2.1 million square feet at 30 June 2009 and 1.0 million square feet at 30 June 2008.*
8 *Including hotel properties with attributable floor area of 1.0 million square feet.*

The second unaudited interim results for the twelve months ended 30 June 2009 are prepared due to the change of the financial year end date from 30 June to 31 December, as set out in the Company's joint announcement dated 19 March 2009. In accordance with the direction granted by the Registrar of Companies under S.127(2) of the Companies Ordinance (Chapter 32, the Laws of Hong Kong), no audited accounts will be submitted to the annual general meeting to be held in the calendar year of 2009.

Second Interim Results and Dividend

The Board of Directors announces that, for the twelve months ended 30 June 2009, the unaudited Group underlying profit attributable to equity shareholders (before the fair value change of investment properties) amounted to HK$3,511 million, representing a decrease of HK$2,197 million or 38% from HK$5,708 million (restated) for the financial year ended 30 June 2008. Based on the underlying profit, the earnings per share were HK$1.64 (Financial year 2008: HK$2.78).

Including the fair value change (net of deferred tax and minority interests) of investment properties, the Group profit attributable to equity shareholders for the period under review was HK$5,541 million, representing a decrease of HK$9,932 million or 64% from HK$15,473 million (restated) for the financial year ended 30 June 2008. Earnings per share were HK$2.58 (Financial year 2008: HK$7.54).

The Board has resolved to pay a second interim dividend of HK$0.30 per share to Shareholders whose names appear on the Register of Members of the Company on 3 December 2009. Including the first interim dividend of HK$0.30 per share already paid, the total distribution for the twelve months ended 30 June 2009 will amount to HK$0.60 per share (Financial year 2008: HK$1.10 per share).

Closing of Register of Members

The Register of Members of the Company will be closed from Friday, 27 November 2009 to Thursday, 3 December 2009, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the second interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Thursday, 26 November 2009. Warrants for the second interim dividend will be sent to Shareholders on Friday, 4 December 2009.

Management Discussion and Analysis

Business Review

Business in Hong Kong

Property Sales

In contrast to the fourth quarter of 2008 when bearish sentiment and credit tightening amid the financial tsunami dampened asset prices and transaction volume, the global economy since the turn of this year has shown signs of stabilization, helped by quantitative easing policies adopted by most central banks in the world. With influx of liquidity to Hong Kong, the cost of funds has stayed low whilst banks have refocused on mortgage lending, offering a variety of incentives to homebuyers. Meanwhile, with major stock markets rebounding, investors have also become more optimistic about the general economic outlook. Driven by pent-up demand from both end-users and investors, coupled with a predominant preference for real estate as an investment to preserve wealth, the Hong Kong residential market experienced a distinct growth in sales volume and price in recent months.

Capitalising on the recovering demand for residential properties, Cité 33 in Mong Kok and 8 Royal Green in Sheung Shui were launched for sale in late December 2008 and mid-May 2009 respectively. Encouraging response was drawn and up to the period end of 30 June 2009, 55% and 48% of their residential units were sold respectively. In parallel with this sales momentum, the Group has continued to offer some other popular projects for sale. Projects re-launched included Grand Promenade, Grand Waterfront, The Sparkle and The Beverly Hills. An attributable HK$4,664 million worth of properties in Hong Kong were thus sold for the twelve months ended 30 June 2009.

The following development projects were completed during the period:

	Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)	Attributable gross floor area (sq.ft.)
1.	The Sparkle 500 Tung Chau Street Cheung Sha Wan	35,629	320,659	Commercial/ Residential	100.00	320,659
2.	The Beverly Hills – Phase 3 23 Sam Mun Tsai Road, Tai Po	982,376 (Note)	1,165,240 (Note)	Residential	90.10	397,400
3.	Cité 33 33 Lai Chi Kok Road, Mong Kok	9,600	84,090	Commercial/ Residential	100.00	84,090
4.	8 Royal Green 8 Ching Hiu Road, Sheung Shui	45,779	228,860	Residential	100.00	228,860
5.	Hill Paramount 18 Hin Tai Street, Shatin	95,175	358,048	Residential	100.00	358,048
6.	The Pivot 52 Hung To Road, Kwun Tong	11,375	125,114	Industrial	100.00	125,114
7.	International Trade Centre 712 Prince Edward Road East San Po Kong	18,051	216,593	Office	100.00	216,593
					Total:	**1,730,764**

Note: The total site area and the total gross floor area for the whole project of The Beverly Hills are 982,376 square feet and 1,165,240 square feet, respectively.

Lauded by the local media for its building quality and interior layout, The Sparkle was warmly received by homebuyers with 349 units or 87% of its total units sold by the end of June 2009. Cité 33 and 8 Royal Green, both of which are boutique luxury residences, satisfied different customers' needs. Cité 33 was highly sought after by those buyers who valued glamorous living and dazzling lifestyle, whilst 8 Royal Green offered a serene yet stylish living ambience that many city dwellers are looking for. Comprising two blocks of 31-storey apartment buildings and four luxury houses, Hill Paramount in Shatin will soon be put on sale, offering varieties of sumptuous residential units set amidst modern, meticulously landscaped greenery.

Following the successful completion of Newton Place Hotel, Kwun Tong 223 and 78 Hung To Road in the previous years, the Group continued to expand its presence in Kowloon East by completing two other rental properties, namely, The Pivot and International Trade Centre during the period. The completion of these quality industrial and office premises is integral to the Group's strategic plan for Kowloon East and is a clear reaffirmation of its long-term strategy to revitalize the area as a distinctive business hub.

At 30 June 2009, the Group had over 1,000 residential units available for sale mainly from the following major property development projects:

(1) Major development projects offered for sale:

	Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)	No. of residential units unsold & pending sale as at period end	Gross area of remaining unsold residential units (sq.ft.)
1.	Casa Marina I 28 Lo Fai Road, Tai Po	283,200	226,561	Residential	100.00	47	160,969
2.	Casa Marina II 1 Lo Ping Road, Tai Po	228,154	182,545	Residential	100.00	47	141,520
3.	Grand Promenade 38 Tai Hong Street Sai Wan Ho	131,321	1,410,629	Residential	69.84	23	23,125
4.	Grand Waterfront 38 San Ma Tau Street To Kwa Wan	130,523	1,109,424	Commercial/ Residential	Residential: 55.97 Commercial: 39.68	24	29,260
5.	The Beverly Hills – Phase 1 23 Sam Mun Tsai Road, Tai Po	982,376 (Note 1)	1,165,240 (Note 1)	Residential	90.10	103 (Note 2)	339,723 (Note 2)
6.	The Sparkle 500 Tung Chau Street Cheung Sha Wan	35,629	320,659	Commercial/ Residential	100.00	51	48,541
7.	Cité 33, 33 Lai Chi Kok Road Mong Kok	9,600	84,090	Commercial/ Residential	100.00	48	40,397
8.	8 Royal Green 8 Ching Hiu Road, Sheung Shui	45,779	228,860	Residential	100.00	185	153,585
					Sub-total:	**528**	**937,120**
				Gross area attributable to the Group:			**883,630**

(2) Projects pending sale or pre-sale:

	Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)	Residential No. of units	Residential Gross area (sq.ft.)
1.	The Beverly Hills – Phase 3 23 Sam Mun Tsai Road, Tai Po	982,376 (Note 1)	1,165,240 (Note 1)	Residential	90.10	161 (Note 3)	439,744 (Note 3)
2.	Green Lodge Tong Yan San Tsuen, Yuen Long	78,781	78,781	Residential	100.00	60	78,781
3.	Fanling Sheung Shui Town Lot 76, Fanling	42,884	34,308	Residential	100.00	16	34,308
4.	39 Conduit Road Mid-Levels	56,748	229,255	Residential	60.00	26 (Note 4)	91,560 (Note 4)
5.	Hill Paramount 18 Hin Tai Street, Shatin	95,175	358,048	Residential	100.00	157	358,048
6.	11,12,12A,12B Headland Road Island South	43,492	32,619	Residential	44.42	4	32,619
7.	600 Canton Road, Jordan	3,642	32,772	Commercial/ Residential	100.00	62	27,311
					Sub-total:	**486**	**1,062,371**
					Gross area attributable to the Group:		**964,083**
					Total saleable residential units and total residential gross area from the major development projects:	**1,014**	**1,999,491**
					Total gross area attributable to the Group:		**1,847,713**

Note 1: The total site area and the total gross floor area for the whole project of The Beverly Hills are 982,376 square feet and 1,165,240 square feet, respectively.

Note 2: In addition, there are 34 houses in this phase of The Beverly Hills held for investment purpose.

Note 3: In addition, two houses were already sold through private sale.

Note 4: In addition, there are 40 residential units held for investment purpose.

Land Bank

At 30 June 2009, the Group had a land bank in Hong Kong with a total attributable gross floor area of approximately 19.0 million square feet, comprising 6.5 million square feet of properties held for or under development, 2.1 million square feet of stock of unsold property units, 9.4 million square feet of completed investment properties, and 1.0 million square feet of hotel properties. In addition, the Group held rentable car parking spaces with a total area of around 2.7 million square feet.

In August 2008, the Group (by order of the court) completed the acquisition of the remaining 7.13% stake of two prime sites located in Wanchai with an aggregate site area of approximately 16,000 square feet. Demolition of the existing Kam Kwok Building is now underway, whilst National Building was already torn down. They will be respectively developed into a residential tower with a total gross floor area of about 114,700 square feet and a boutique hotel with a total gross floor area of about 66,000 square feet.

In order to keep pace with the evolution of society and ensure efficient use of land resources, the Group's development sites are regularly evaluated for conversion into more appropriate purposes. During the period under review, the Group pursued land-use conversion for the site at 8 Wang Kwong Road, Kowloon Bay, as well as a joint-venture site at 19-21 Wong Chuk Hang Road, Aberdeen, of which 50% is attributable to the Group. Upon finalization of the land premium with the Government, the site at 8 Wang Kwong Road will be developed into an office or hotel building depending on market demand, whilst the site at 19-21 Wong Chuk Hang Road will be developed into an office building. They will, respectively, provide attributable gross floor areas of approximately 258,000 square feet and approximately 107,000 square feet.

At 30 June 2009, the Group's agricultural land reserve amounted to approximately 32.4 million square feet in land area, which was the largest holding among all property developers in Hong Kong.

For the prime site in Wo Shang Wai, Yuen Long, the Group has already applied to the Government for the finalization of its land-use conversion premium. With a total land area of about 2.3 million square feet, the site is planned to be developed into a low-density residential development with a total gross floor area of approximately 890,000 square feet. Meanwhile, in order to unify and merge the land ownership for the subsequent surrender and re-grant, the Group, in February and July 2009 respectively, completed the exchange of its land lots with its partners for the sites in Wu Kai Sha, Shatin and at Tai Tong Road, Yuen Long. The site in Wu Kai Sha is expected to provide a total developable gross floor area of approximately 3.0 million square feet, of which 56.75% or about 1.7 million square feet is attributable to the Group. The other site at Tai Tong Road is expected to provide approximately 1.17 million square feet in gross floor area, of which 79.03% or approximately 0.9 million square feet is attributable to the Group. Both of them are also in the process of finalization of land premium with the Government. Hopefully in the course of next 12 months, land-use conversion for these three sites will be completed with the settlement of land premium, which will provide development land with a total of approximately 3.5 million square feet in attributable gross floor area. This will be a major boost to the Group's development landbank.

Fanling/Kwu Tung North and Hung Shui Kiu were both designated by the Government as New Development Areas and in each of these two areas, the Group held land lots of approximately 2.79 million square feet and 2.75 million square feet respectively. The Group will pursue land-use conversion of these sites in tandem with the Government's development plans so as to broaden the source of development sites. The Group will also continue its efforts in land-use conversion of other agricultural land lots so as to provide a steady pipeline of development sites in future years.

The Town Planning Board completed its review on the Yau Tong Bay "Comprehensive Development Area" zone and approved the amended Outline Zoning Plan. A master layout plan for the redevelopment of the old shipyard sites at Yau Tong Bay is now under preparation. Upon approval, the Group will proceed to apply for land exchanges and finalization of land premium. It is expected that the project will provide a total developable gross floor area of approximately 4.4 million square feet, of which about 800,000 square feet is attributable to the Group.

Investment Properties

At 30 June 2009, the Group held a total attributable gross floor area of approximately 9.4 million square feet in completed investment properties in Hong Kong (which increased by 0.4 million square feet as compared with 30 June 2008), comprising 4.5 million square feet of commercial (or retail) space, 3.4 million square feet of office space, 0.9 million square feet of industrial/office space and 0.6 million square feet of residential and apartment space. This investment portfolio is geographically diverse, with 24% in Hong Kong Island, 33% in Kowloon and the remaining 43% in the New Territories.

The global economic downturn and the threat of the pandemic H1N1 influenza posed challenges to the local leasing market, with rentals edging down across the board during the period under review. However, the current market rent for a number of the Group's rental properties was still higher than the existing contracted rent. Thus, the Group's attributable gross rental income in Hong Kong for the period under review, including that derived from the investment properties owned by the Group's associates and jointly controlled entities, was up by 9.1% to HK$3,929 million, while net rental income contribution also increased by 9.3% to HK$2,787 million. At 30 June 2009, leasing rate for the Group's core rental properties (excluding the recently completed properties such as Kwun Tong 223) remained high at 95%.

With the presence of flagship stores of many of the world's most respected brands, International Finance Centre shopping mall continued to be the major attraction in town and it was almost fully let during the period. Leasing performance for the Group's suburban retail portfolio also remained stable as these large-scale shopping malls in the new towns are mostly located directly above or near the MTR stations and focusing on the daily necessities shopping in the vicinity. At 30 June 2009, Metro City Phases II and III in Tseung Kwan O, Sunshine City Plaza in Ma On Shan, City Landmark II in Tsuen Wan, Citimall in Yuen Long, Flora Plaza in Fanling, Shatin Plaza and Shatin Centre each recorded high leasing rate of 95% or above.

On an ongoing basis, the Group enhances its shopping malls' attractiveness and asset value through promotions, tenant-mix reshuffles, facility upgrades and improvement programmes. During the period, major renovation works at the South Wing of Trend Plaza in Tuen Mun kicked off, whereas facility upgrades for Golden Centre in Sheung Wan, as well as the facelift for Kowloon Building at Nathan Road, will also commence shortly. The planning of renovation works for Citimall in Yuen Long and Sunshine City Plaza in Ma On Shan is now in the pipeline.

The Group's premium office developments, such as the International Finance Centre in Central and AIA Tower in North Point, fared well during the period with double-digit rise in rental for most of their lease renewals. With the addition of the newly-completed The Pivot and International Trade Centre, the Group's office and industrial portfolio in Kowloon East has been boosted to about 2.0 million square feet. Leasing for these new rental properties in this up-and-coming business hub progressed well and Manulife (International) Limited, a leading financial-services organization, has committed to be an anchor tenant of Kwun Tong 223, taking up about 250,000 square feet of the space. Kwun Tong 223, as a result, was nearly 50% let with many leading multinational corporations and professional firms moving in.

Leasing demand for the luxury residences on Hong Kong Island, which were highly sought after by expatriate executives of multinational corporations and practitioners in the legal, banking and finance sectors, remained intact. The serviced suite hotel at Four Seasons Place, offering exceptional experience and personalized services to discerning guests in the financial heart of the town, continued to record high occupancy and room rates. Eva Court in Mid-Levels was also fully let with satisfactory rise in rentals for renewals and new lettings.

Hotel and Retailing Operations

The global financial crisis, the start of cross-strait direct links and the outbreak of pandemic flu have all led to a fall in visitor arrivals. Hotels in Hong Kong, hence, faced a difficult operating environment during the period.

Being the market leader in town, The Four Seasons Hotel maintained its usual average room rate against a lower occupancy. Despite adversities posed by the declining business travels, The Four Seasons Hotel continued to strive for excellence and its unflagging efforts have paid off with two of its top restaurants, namely, Lung King Heen and Caprice receiving three-star and two-star ratings respectively from Michelin, a long-established and world famous gourmet guide.

Hotels in decentralized locations were also under keen pressure. The Group's four Newton hotels, on the whole, reported a lower occupancy against a flat average room rate during the period under review.

Established in 1989, Citistore currently operates five department store outlets spanning Kowloon and New Territories. Targeting young and fashion-conscious customers, Citistore also has three "id:c" specialty shops introducing a collection of trendy brands from Japan and Korea.

Construction and Property Management

The Group aims to build the finest properties, offering unparalleled design and comfort to its customers. As part of this quality pledge, inter-departmental communication and information sharing, even at the initial planning stage of the projects, are encouraged so as to ensure a quality conscious approach to the design and construction process. All the Group's developments completed in recent years are well known for their distinctive facilities and green features, with numerous honours received in this period (including the "Quality Building Award 2008" from nine building-related professional bodies, "Considerate Contractors Site Award" from the Development Bureau of the Hong Kong Special Administrative Region Government and "Proactive Safety Contractor Award" from The Hong Kong Construction Association Limited) serving as testimony to the Group's commitment to excellence, an essential differentiating factor in the competitive marketplace.

With the cost surveillance system recently renewed by the Construction Department, project costs can be better evaluated and controlled. Resources can also be allocated more efficiently and effectively, raising the quality of the Group's developments ever further.

The Group cares not only for its own products, but also the development of the whole industry. The General Manager of the Construction Department of the Company currently serves as the Chairman of the Committee on Manpower Training and Development in the Construction Industry Council. Under his seasoned leadership and insightful manpower planning, the committee has designed and launched a series of technical and professional training programmes.

The Group's member property management companies, Hang Yick Properties Management Limited and Well Born Real Estate Management Limited, followed the same customer-focused approach to service and earned a total of 229 performance-related accolades during the period, including the "Q-Mark Service Scheme Certification", "Hong Kong Awards for Industries", "Asia Pacific Business Excellence Standard Award" and "Customer Relationship Excellence Award". In recognition of their devotion to social responsibility, both of them have been named as "Caring Company" by the Hong Kong Council of Social Services for consecutive years, whereas the "Certificate of Merit in Hong Kong Awards for Environmental Excellence" and "National Enterprise Environmental Achievement Award" from the Hong Kong Environmental Protection Association are testimony to their proactive efforts in raising environmental awareness in both Hong Kong and mainland China.

As many projects in mainland China are due for completion in the years ahead, these companies are poised to support the Group's mainland expansion with their property management expertise. During the period under review, they assigned a professional team to oversee the handover arrangement of Hengli Bayview, a mass residential development in Guangzhou, and such initiatives beyond their normal duties won high praise from the mainland home-buyers.

Business in Mainland China

The real estate market in mainland China experienced a dramatic change in the first half of this year. Affected by the global financial turmoil, the property market was filled with pessimistic sentiment and the transaction volume dropped due to the wait-and-see attitude adopted by home-buyers at the outset. With the launch of a series of home-ownership incentives by the Central Government, coupled with the concerted efforts made by the local governments through the introduction of various subsidized home ownership schemes, end-users with real housing demand began to resume their buying interest. Fuelled by price cuts by some developers, a considerable amount of housing stocks have been snapped up by the huge pent-up demand. With a consensus reached amongst all the major powers on measures to stabilize the global economy, market condition has improved substantially. Since the property sector is a pillar industry providing impetus to both of its upstream and downstream industries, the mainland government has adopted more effective preferential measures to reinforce market confidence. In order to maintain economic growth, the Central Government has also committed to a moderately loose monetary policy, easy bank credit as well as the revitalization of the pillar industries. In tandem, all provinces and municipalities have also speeded up their infrastructure developments of railway, highway, subway and port facilities. These are all conducive to the long-term value accretion of property development on the mainland.

For the residential property development in the mainland, the Group mainly focuses on the municipalities, provincial capitals, as well as the prosperous cities in Jiangsu Province, whose economic growth is more advanced with tremendous potential for further development. The Group has recently added its impetus in these second-tier cities amid the recovering property market, with land sites providing a total of approximately 50 million square feet of development floor area under negotiation for the details.

In late June of this year, the Group successfully won the bids for two prime sites in Anshan, Liaoning Province. In the city centre, an old stadium site of approximately 621,000 square feet was acquired for RMB461 million, which will be developed into a high-end residential community with a total gross floor area of about 3,726,000 square feet. Adjacent to the scenic Yufoshan municipal park with lake and river in the vicinity, this will be a rare luxury residential development in the downtown area amidst gorgeous lush green surroundings. In another upscale residential district, a land lot of approximately 5,486,000 square feet was also bought at about RMB765 million. The site, which stands majestically high in that area offering breathtaking panoramic views and easy transportation links to the residents, will be developed into a low-density residential neighbourhood with medium to high-rise luxury apartment blocks built on the terrain. A total developable gross floor area of 14,260,000 square feet will thus be offered.

As the geographical spread of the Group's projects in mainland China has extended substantially, the Group has recently called for standardization in both product design and specifications. At the same time, the Group is pushing ahead with the policy of localization on the mainland with the recruitment of more homegrown talents; it is also strengthening controls over product quality and operations. Through a competitive edge on product design, landscaping and ancillary facilities, the Group intends to build a brand on the mainland.

On a comparative basis, commercial property developments in the mainland are facing a more difficult operating environment. The promotion of domestic demand and expansion of infrastructure investment have little bearing on the demand for high-end shopping malls and offices. As such, there is an upward trend in their vacancy rates with rents edging down from the peak. The Group has a number of commercial projects in Shanghai. Although the office leasing market there was affected by the global financial crisis and an imbalance of supply over demand in the first half of this year, its prospect remains promising given the Central Government's commitment to establish Shanghai as an international financial centre.

By the end of June 2009, the Group's land bank in mainland China was over 130 million square feet in attributable developable gross floor area, of which around 81.4% was earmarked for residential development for sale, 8.4% for office space, 7.9% for commercial (or retail) space and 2.3% for clubhouse and other communal use.

Property under development or held for future development

		Group's share of developable gross floor area* (million square feet)
Prime cities		
Shanghai		2.3
Guangzhou		15.4
	Sub-Total:	**17.7**
Second-tier cities		
Anshan		18.0
Changsha		12.5
Chengdu		3.3
Chongqing		6.6
Nanjing		2.4
Shenyang		17.2
Suzhou		17.0
Xian		20.7
Xuzhou		5.3
Yixing		9.7
	Sub-Total:	**112.7**
	Total:	**130.4**

* *Excluding basement areas and carparks*

Usage of development land bank

	Developable gross floor area (million square feet)	Percentage
Residential	106.2	81.4%
Office	10.9	8.4%
Commercial	10.2	7.9%
Others (including clubhouses, schools and community facilities)	3.1	2.3%
Total:	**130.4**	**100.0%**

As reported previously, the Group adopts a two-pronged strategy in its business development in mainland China. In the prime cities, the Group targets those prime sites with heavy pedestrian flow and easy access for development into large-scale complexes of exceptional design and quality which will be retained as investment properties for rental purposes. In the second-tier cities, which are mostly provincial capitals or municipalities with a preponderance of middle class residents, the Group focuses on developing large-scale projects, most of which will be residential properties for sale. This would ensure an efficient use of land as well as long-term appreciation in property value of those developments. In each of these two areas, this strategy was taking hold during the period under review.

Progress of major development projects

In Shanghai, all the Group's investment properties under development are located in Puxi, an old-established business area with a more balanced supply of office space as compared to Pudong. Among such properties is Centro, which boasts approximately 370,000 square feet of office space and 60,000 square feet of retail area at 130-2 Tianmu Road West at which will set a new benchmark for green commercial buildings in Zhabei District upon its completion in late 2009 as many energy-efficiency features have been incorporated. Several financial institutions and multinational corporations have shown keen interest in this project, leading to an encouraging pre-lease response. The construction of a neighbouring project at 147 Tianmu Road West, which offers a total gross floor area of about 410,000 square feet, also progresses smoothly and is due for completion in the third quarter of 2011. Henderson Metropolitan at Lot 155 Nanjing Road East, which is located right at the start of the Nanjing Road East walking avenue near the Bund, is being developed into a Grade A office building and shopping arcade with a 17-storey tower over five levels of podium. Façade for this 730,000-square-foot development is designed by the internationally-acclaimed Tange Associates of Japan, whilst its four-level basement, which provides an additional gross floor area of about 300,000 square feet, will house an interchange for two major subway lines, as well as some car parking spaces and commercial areas. It is planned for completion in the first half of 2010, in time to capture the opportunities offered by World Expo 2010; leasing negotiations with many multinational corporations and world-renowned luxury brands are now underway. For the project at Lot 688 Nanjing Road West whose quartz-like façade is also designed by Tange Associates, it will provide an aggregate gross floor area of approximately 700,000 square feet comprising a 22-storey office tower plus a 2-level retail podium upon completion in late 2011.

In Changsha, Arch of Triumph is a comprehensive community development in the prime location of the Xingsha Town. Just off the city's main traffic artery of Kai Yuan Road, the project calls for a planning design focusing on "humanity, natural beauty and lifestyle". As such, a central garden of 700,000 square feet with a building clearance of over 100 metres will be built, allowing unhindered views and better air circulation to its owners. The whole project will be built in four phases, providing an aggregate gross floor area of approximately 7,800,000 square feet. The first phase of apartments with a total residential gross floor area of about 1,300,000 square feet, together with commercial area and a clubhouse, is set to complete in late 2009. As the market response was very positive during the 2009 summer pre-launch promotion event, the project will make its first foray into the market in September 2009. Meanwhile, the Group's joint venture company acquired a parcel of land of about 620,000 square feet in the Gaoling area in the Kaifu District for a consideration of about RMB62.7 million in December 2008. This, together with the adjacent land lot with a site area of about 3,900,000 square feet acquired in October 2007 for a consideration of about RMB350 million, will be jointly developed into a large-scale residential community. Preliminary planning is now underway and a total gross floor area of about 6,700,000 square feet of high-end residences will be completed in phases, of which 81% or approximately 5,430,000 square feet is attributable to the Group.

In Chengdu, the Group entered into a joint venture in July 2008 with Sun Hung Kai Properties and Wharf on a 30:40:30 ownership basis to jointly develop a prime site of approximately 1,860,000 square feet on Dongda Avenue in this capital city of Sichuan Province. Located in Jinjiang District with transport connections with the city's number 2 and number 9 subway lines, which are either under construction or under planning, the Dongda Avenue project is planned to comprise an office tower, a five-star hotel, a high-end shopping centre with international retailers and luxury residences. Upon completion, a total gross floor area of over 11,200,000 square feet will be provided, of which about 3,360,000 square feet is attributable to the Group.

In Chongqing, the project which is situated at the Nan'an District occupies a prime waterfront location overseeing the magnificent view of Yangtze River. Adjacent to the municipal parkland, this project is earmarked for a luxury riverside residential development, which is complemented by commercial area, a kindergarten and clubhouse facilities. The whole project, with a total gross floor area of approximately 3,750,000 square feet, will be completed in phases and a uniquely-designed, rhythmic grouping of 17 to 33 storey apartment towers will be built so that most of its 3,000 families can enjoy full southern view of the Yangtze River in front. The first phase of its development with a total gross floor area of about 340,000 square feet will be launched for pre-sale in the fourth quarter of 2010 with the scheduled completion by the fourth quarter of 2011. The Group has another integrated community project in Erlang Phoenix Area, a site next to the Chengdu-Chongqing Expressway with many scenic attractions such as Caiyun Lake and Taohua Brook in the proximity. Located at No. 1 Chuang Xin Road, this 2,800,000-square-foot development is planned to comprise residential apartments, clubhouse, kindergarten and shopping facilities, providing 2,000 families with a residence of quality living. The first phase of its development, which will provide a total gross floor area of about 280,000 square feet, is due for completion in late 2010 and their marketing will start in the second quarter of 2010.

In Nanjing, a prime site of about 500,000 square feet in the downtown Qixia District is earmarked for a residential development with a total gross floor area of about 900,000 square feet. With Maigaoqiao subway station just around the block, this project also enjoys plenty of lifestyle and daily amenities such as healthcare, cultural and sports facilities in its surrounding vicinity. Following the commissioning of its nearby road network, construction will begin in the second quarter of 2010 and part of its Phase I development is scheduled for completion by the second quarter of 2011. Pre-sale is expected to be launched in the fourth quarter of 2010. The Group has another residential project in Xianlin New District, which is located at the north-eastern part of this city. With a site area of about 1,600,000 square feet, it is planned to be developed into a residential community, complemented by facilities such as a nursery, amenities and a community centre, providing an aggregate gross floor area of about 1,700,000 square feet. In order to cope with the soaring traffic demand after the relocation of colleges and universities into this district, the east extension of Nanjing Subway Line 2 is now under construction, whilst the extension and expansion of the six-lane Roadway 312 is also under planning. Convenient transportation and sound supporting facilities have made this famous university town a key choice for home buyers. Construction for its Phase I development is scheduled to begin in the second quarter of 2010 with the planned completion by the second quarter of 2011. Pre-sale is expected to be launched in the fourth quarter of 2010.

In Shenyang, the project of Shenyang International Financial Centre is located at the Youhao Main Street/Huigong Street, and is part of the Shenyang Finance & Trade Development Zone. To its north is the Shenyang North Railway Station, whilst the subway line 2, which is to be operated by Hong Kong's MTR Corporation with the service commencing in 2012, will connect different parts of this city with an underground station in the vicinity, bringing added convenience to this project. Its mixed development will comprise two 51-storey serviced apartment buildings, a suite hotel and a landmark office tower above a 3-level retail podium, providing a total gross floor area of 5,700,000 square feet. Aedas Limited is tasked with designing the master plan, whilst the 89-storey office tower, which is designed by Pei Partnership Architects, rising above 420 metres will become the tallest building in northeast China. Meanwhile, the Group's another project is just 25-minute drive from the city centre. Located in the scenic Shenyang Puhe New District Development with many natural beauties such as Yueya Lake, Pu River, parks and hills within the vicinity, this site of around 7,000,000 square feet has a neighbourhood similar to Tuscany, a region in Italy famous for its landscape and artistic legacy. As such, low-rise and low-density residential properties with mood-inspiring Tuscan architectural design will be built, offering a total gross floor area of approximately 11,520,000 square feet. The master layout plan has been approved and the construction for its first phase of development, with a total gross floor area of about 300,000 square feet, will begin in the second quarter of 2010. Pre-sale will be launched in mid-2010 with scheduled completion in late 2010.

In Suzhou, a 3,200,000-square-foot residential land lot in Xiangcheng District with a planned gross floor area of about 6,800,000 square feet, together with its neighbouring commercial land parcels which have an aggregate gross floor area of over 10,000,000 square feet against their total site area of about 1,600,000 square feet, will be jointly developed into a mega community project. As the city's north-south bound thoroughfare "Renmin Road North" has been extended to the site in late 2008, whilst connecting trunk roads and subway system are now either under construction or planning, this project will enjoy easy access to the city centre. The whole project calls for a contemporary water-themed planning design with the world-renowned Aedas Limited appointed as the design architect for its residential development. With the approval of the master layout plan, the construction for the first batch of about 500 luxury residences with a total gross floor area of about 670,000 square feet will kick off by the fourth quarter of 2009. Pre-sale is planned to be launched in the first quarter of 2010 with the scheduled completion in the second quarter of 2011.

In Xian, La Botanica is a joint venture project owned by the Group and Temasek Holdings (Private) Limited of Singapore on a 50/50 basis. Located within the scenic Chan Ba Ecological District with the support of the Third Ring Road East and Chan Ba subway station – which are either completed or under construction, this water-themed community project will provide a total gross floor area of about 33,000,000 square feet upon completion, of which over 85% is designated for residential use providing homes to about 30,000 households. It will also boast international schools, a hospital, a commercial complex and clubhouse facilities. Its construction is progressing well and the phase 1A development will consist of mid and high-rise apartment blocks with a total gross floor area of approximately 1,200,000 square feet for about 1,000 families, whilst the resort-style residential properties will be built in its subsequent phase of development, surrounded by exotic landscape work by Belt Collins, the world-renowned designer. Pre-sale of phase 1A of the development is planned to be launched in September 2009 with the scheduled completion in July 2010. At Jin Hua North Road, which is part of the city's main traffic artery of Second Ring Road East with close proximity to the planned subway system, the Group has another residential project with a planned gross floor area of about 4,200,000 square feet. Under the approved master layout plan, high rise apartment towers will be built around its spacious greenery and resident clubhouse, offering open views to about 3,000 households. With the foundation stone laying ceremony held in March 2009, construction of its first phase of about 430,000 square feet will begin in the third quarter of 2009. Pre-sale is to be launched in mid-2010 with the scheduled completion in the second quarter of 2011.

In Xuzhou, the Group's project is strategically situated in the scenic Dalong Lake area, a new district developed by the municipal government with its headquarters relocated there. The entire development, with a total residential area of about 4,500,000 square feet and 600,000 square feet of commercial space, will be completed in four phases. With the approval of the conceptual master layout plan which was prepared by Aedas Limited, construction has already commenced and the first phase of 600,000 square feet of residences will be put up for sale in the fourth quarter of 2009 with the scheduled completion in mid-2010.

In Yixing, an island of about 400,000 square feet in the city centre is being built into a luxury and high-end project. It comprises luxury villas, mid and high-rise apartments and a residents' clubhouse, providing a total gross floor area of about 700,000 square feet upon its single-phased completion by early 2011. Foundation work already started in July 2009 and it will be put up for sale in mid-2010. In the lakefront area of the Donggui District, the Group has another scenic site of about 5,600,000 square feet and this project will be developed into luxury residences with low-density and high rise apartments, providing a total gross floor area of about 9,000,000 square feet. Construction is about to begin in the fourth quarter of 2009 and the first phase of about 380,000 square feet of residences will be launched for sale in the second quarter of 2010 with the scheduled completion in the second quarter of 2011.

Major completed investment properties

World Financial Centre, the first international Grade-A office complex in Beijing's Chao Yang business district, was completed in January 2009, expanding the Group's completed investment property portfolio in mainland China to 5.2 million square feet. Designed as twin "crystal jewel boxes" by the world-renowned Cesar Pelli, the architect of Hong Kong's International Finance Centre, World Financial Centre incorporates an array of eco-friendly features, complying with the standards and requirements laid down for assessment by two independent methods, namely, the Leadership in Energy and Environmental Design (LEED) and Building Environmental Assessment Method (BEAM). These superior environmental credentials and building specifications have met the demanding technical and infrastructural requirements of prospective tenants, leading to an encouraging response for its leasing. By the end of the period, space that had been leased or was under active negotiation made up approximately 40% of this 2.1 million-square-foot office complex. Meanwhile, the prime location of Beijing Henderson Centre has also attracted many leading retail brands and leasing negotiation is now underway for its shopping mall. The Group's property leasing in other mainland cities has performed equally well. In Shanghai, Grand Gateway Office Tower II was almost 90% let with many multinational corporations such as Microsoft, Adidas, and Yum! Brands Inc. as its anchor tenants by the end of the review period, whilst the Hengbao Plaza in Guangzhou also achieved almost 90% leasing rate.

Joint-Venture Development in Macau

In April 2005, the Group entered into an agreement to jointly develop a large-scale waterfront site with a land area of approximately 1.45 million square feet in Taipa, Macau. The project is still under application for land-use conversion with the total gross floor area to be finalized.

Henderson Investment Limited ("HIL")

For the twelve months ended 30 June 2009, the unaudited consolidated profit of this group attributable to equity shareholders amounted to HK$102 million compared to HK$35,392 million (restated) for the same period a year ago. The decrease in profit was mainly attributable to a one-off gain of HK$35,265 million from the discontinued operations during the financial year ended 30 June 2008. Thus, the profit of this group attributable to equity shareholders from continuing operations for the twelve months ended 30 June 2009 amounting to HK$102 million represented a decrease of HK$25 million or 20% as compared with that of HK$127 million (restated and after excluding the one-off gain from discontinued operations) for the financial year ended 30 June 2008, reflecting a decline in bank interest income earned by this group.

During the period under review, this group decided to sell its entire interest in Maanshan City Ring Road. As announced on 12 March 2009, a 70%-owned subsidiary of HIL entered into an agreement with the joint venture partner of Maanshan Huan Tong Highway Development Limited ("Maanshan Highway JV", being the joint venture engaged in the operation of Maanshan City Ring Road) in relation to the sale of its entire 70% equity interest in Maanshan Highway JV to the joint venture partner of Maanshan Highway JV for a consideration of RMB122 million. At the date of this interim report, the transaction had yet to be completed.

After disposal of the Maanshan City Ring Road, the core asset in this group's portfolio is its 60% interest in Hangzhou Qianjiang Third Bridge. Driven by the increase in traffic volume of Hangzhou Qianjiang Third Bridge and in exchange gain upon conversion of Renminbi to Hong Kong dollars during the period under review when compared with the financial year ended 30 June 2008, this group posted a turnover of HK$299 million for the twelve months ended 30 June 2009, representing an increase of 10% compared to the same period in 2008. Hangzhou Qianjiang Third Bridge reported a strong growth in toll revenue by 19% to HK$256 million, whilst toll revenue for Maanshan City Ring Road fell by 23% to HK$43 million due to its agreed disposal in March 2009.

This group believes that its investment in Hangzhou Qianjiang Third Bridge would continue to provide a satisfactory return given its prime location in Hangzhou and the Central Government's measures to promote sound and fast economic growth on the mainland. Leveraging on its strong financial position, this group is well-placed to capitalize on sound investment opportunities which may emerge in the marketplace.

Associated Companies

The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas") reported that the unaudited profit after taxation attributable to shareholders for the six months ended 30 June 2009 amounted to HK$3,001.3 million, an increase of HK$477.0 million compared with the same period last year. Earnings per share relating to this group's profit after taxation for principal businesses, which was HK$2,543.9 million for the period under review, amounted to HK$0.384, an increase of HK$0.08 compared with the same period last year.

(I) **Gas business in Hong Kong**

During the first half of 2009, the total volume of gas sales in Hong Kong decreased by 2.4% compared to the same period in 2008, whilst the total appliance sales also decreased by 1.6% due to the economic downturn. As at 30 June 2009, the number of customers was 1,687,615, an increase of 15,531 since the end of December 2008.

(II) **Business developments in mainland China**

This group currently has a 45.63% interest in Towngas China Company Limited ("Towngas China"). During the first half of 2009, Towngas China booked a profit of HK$128 million, an increase of 27% over the same period last year. During the first half of 2009, Towngas China set up new city-gas joint ventures in Chiping, Shandong province and in Xinjin county and the Xindu district of Chengdu, Sichuan province. In early June 2009, Towngas China also completed the disposal of its liquefied petroleum gas ("LPG") business held by a subsidiary company for a total consideration of HK$419 million due to its relatively low gross profit margins.

Including those of Towngas China, this group currently has 74 city-gas projects in mainland cities spread across 15 provinces/municipalities. Meanwhile, this group's midstream natural gas projects include high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province, and a joint venture that invests in the construction of natural gas pipelines and the exploitation of gas fields in Jilin province. These midstream investments help develop and strengthen this group's downstream piped city-gas market interests.

This group also operates water supply projects in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Jiangsu province. In overall total, this group currently has 92 projects spread across 18 provinces/municipalities/autonomous regions, encompassing upstream, midstream and downstream natural gas sectors (including Towngas China's city-gas projects), the water supply and wastewater treatment sector, natural gas filling stations and emerging environmentally-friendly energy projects.

(III) **Environmental Investment Businesses of ECO**

This group's development of emerging environmentally-friendly energy projects is mainly carried out through its wholly-owned subsidiary ECO Environmental Investments Limited and the latter's subsidiaries (together known as "ECO").

In Hong Kong, ECO's dedicated LPG filling stations and North East New Territories landfill gas treatment facility continue to operate well. By making use of landfill gas which would otherwise be flared off, such projects also help improve air quality in Hong Kong.

Construction of ECO's phase-one permanent aviation fuel facility, comprising a tank farm for storage of aviation fuel served by tanker jetties in Area 38, Tuen Mun, for Hong Kong International Airport, is on schedule, and the project is expected to be commissioned by early 2010. Construction of a second tank farm is also progressing well; commissioning is expected by the end of 2010. By then this project will be the world's largest airport-based aviation fuel storage and logistic facility.

On the mainland, phase one of this group's coalbed methane liquefaction facility located in Jincheng, Shanxi province was commissioned during the fourth quarter of 2008. This was the first large-scale coalbed methane liquefaction and utilization project on the mainland. Construction of phase two of the facility, to increase production capacity, is in progress; commissioning is expected in 2010. ECO has also acquired a methanol production and coal mining project in Junger, Erdos, Inner Mongolia, which is expected to be commissioned in 2010. The production capacity of this project will be 200,000 tonnes of methanol per annum. ECO's coal mining and coking plant project in Fengcheng, Jiangxi province is also progressing well. ECO is proactively developing vehicular clean fuel filling station businesses in Shandong, Shanxi, Shaanxi and Henan provinces following the successful commissioning of a compressed natural gas filling station in Shaanxi province in 2008, the largest of its kind on the mainland.

(IV) Property developments

For the property development projects of Grand Promenade and Grand Waterfront, over 98% and 97% of their total residential floor areas had been sold respectively by the end of June 2009. For property leasing, this group has approximately 15.8% interest in the International Finance Centre ("IFC") complex in its rental portfolio, in addition to the commercial area of Grand Waterfront. Both of them reported good leasing progress.

Note Programmes

In August 2008, HKCG (Finance) Limited, a wholly-owned subsidiary of this group, issued and sold US$1 billion notes guaranteed by Hong Kong and China Gas. A credit rating of A1 (stable) was assigned to the Notes by international rating agency Moody's Investors Service and A+ (stable) by Standard and Poor's Rating Services.

In May 2009, this group further established a US$1 billion medium term note programme (the "Programme") through HKCG (Finance) Limited to facilitate issuing notes from time to time with a maximum aggregate nominal amount not exceeding US$1 billion, or its equivalent in other currencies, during a 12-month period. The Programme may be updated annually. In August 2009, this group issued HK$550 million 30-year notes which were the first ever 30-year medium term note and the longest term corporate paper issued in the Hong Kong dollar bond market. This group has so far issued medium term notes with an aggregate amount of HK$2.01 billion at nominal interest rates ranging from 3.90% to 4.85% per annum with a maturity of 10 to 30 years.

Hong Kong Ferry (Holdings) Company Limited ("Hong Kong Ferry") reported an unaudited consolidated profit attributable to shareholders of HK$595.4 million for the six months ended 30 June 2009, compared with a loss of HK$62.2 million for the corresponding period in 2008. The sale of the residential units and listed securities recorded profits of approximately HK$390 million and HK$34.4 million respectively, while the equity-linked note investments recorded a realized gain of HK$50 million and an unrealized gain of HK$133 million.

As at 30 June 2009, 196 residential units of "Shining Heights" had been sold with a profit of approximately HK$390 million. The remaining 152 residential units are now being sold in batches. For "The Spectacle", 43 flats out of a total of 185 residential units were sold under the first phase of sale last weekend. On the property investment front, rental and related income from the mall of Metro Harbour Plaza amounted to HK$15.6 million, with an occupancy rate of 92% at the end of June 2009. Rental and related income derived from the fully let commercial arcade of MetroRegalia amounted to about HK$0.8 million, whilst about 53% of the space in the commercial arcade of "Shining Heights" has been leased.

The turnover of shipyard operation increased by 33%, which offset a decrease of 13% in turnover for the harbour cruise operations, leading to a turnaround for the Ferry, Shipyard and Related Operations with a profit of HK$1.5 million, compared with a loss of HK$1.6 million in the same period last year. Loss for the Travel and Hotel Operations was also reduced from HK$2.2 million to HK$1.9 million, despite a decrease in turnover by 10%.

Miramar Hotel and Investment Company, Limited ("Miramar") recorded approximately HK$164 million in profit attributable to shareholders for the year ended 31 March 2009. Profit before tax from its core businesses, after adjusting for the net decrease in the fair value of its investment properties and contributions from its US land sales project, was approximately HK$328 million, representing a decrease of 22%.

This group owns and/or provides management services for eight hotels and serviced apartment complexes. The global financial crisis and more recently the H1N1 influenza have impacted negatively on the hotel sector as a whole. As a result, this group's flagship hotel, The Mira Hong Kong, experienced lower occupancy rates and a fall in profitability. Yet, its extensive renovations over an 18-month period made good progress during its financial year. The newly renovated rooms have been released progressively and by the end of August 2009, there will be a total of approximately 500 guestrooms in service, whereas a brand new website for The Mira Hong Kong, designed to improve the percentage of its business gained from direct online booking, will also be launched. The Grand Opening ceremony for the completion of all guest room renovations is set for September 2009. This will be followed by some further improvements, such as the addition of a branch of Cuisine Cuisine, a European-style restaurant and a new high-class spa at The Mira Hong Kong.

This group's property revenues arise mainly from two sources: rental income from businesses leasing offices in its Miramar Tower and from retail businesses leasing shop space in the Miramar Shopping Centre. In the year under review, it achieved a double-digit increment in terms of operating profit from these sources as many leases were negotiated before the economic downturn. Leases will continue to come up for renewal in the coming year, but most of the office and retail tenancies are staggered, meaning that any necessary rent adjustments will be gradual and incremental. The planned renovation of the Miramar Tower is expected to begin within the coming year, whilst the renovation work for its Miramar Shopping Centre is planned to commence in 2011 and to be carried out over a 12 to 24 month period. It also plans to restyle and upgrade the shopping centre within The Mira Hong Kong, creating new double-storey shop frontages on Nathan Road. Such renovations are planned for the next one to two years. Property sales in US, nevertheless, remain inactive and this group will retain its land bank in California until the US property market stabilizes.

The financial turmoil has also affected this group's high-end food and beverage sector, leading to a fall in operating profit by comparison with the last financial year. One of its existing IFC restaurants, Lumiere, will be closed to make way for a French restaurant, which should be ready for opening in September 2009. This group will also upgrade and renovate the Tsui Hang Village restaurants, building on its current popularity to add banqueting facilities which will have great potential to expand their competitiveness.

This group's travel business achieved an increase in turnover of approximately 14% as a result of a significant increase in its tour business aimed at the long-haul market, whilst its travel arm also became the first and only accredited agent of Richard Branson's Virgin Galactic enterprise in Hong Kong, offering the chance of space travel.

Corporate Finance

The Group has always adhered to prudent financial management principles, as evidenced by its gearing ratio which stood at 17.2% at 30 June 2009 (compared to 16.5% at 30 June 2008). In July 2009, the Group capitalized on the improved local loan market by entering into a HK$8,000 million 3-year syndicated term loan facility with a consortium of 34 leading international banks and local financial institutions. The facility was used to replace the syndicated credit facility which was due to expire in September 2009 and to cater for the general corporate funding requirements of the Group. The response to the syndicated loan facility was overwhelming, both in terms of commitments by banks (which well exceeded two times the initial facility size) and of the number of participating banks (which was by far the largest bank syndicate for the Group's loan facilities). Its successful conclusion in the current market environment is a concrete vote of confidence in the Group and a reflection of its sound financial position and superior credit quality.

Further, in light of the low interest rate levels resulting from quantitative easing measures adopted by major economies around the world over the past several months, the Group has concluded Hong Kong dollar interest rate swap contracts for terms of ten years and fifteen years. Such contracts were entered into for the purpose of converting part of the Group's Hong Kong dollar borrowings from floating interest rates into fixed interest rates at levels which are well below the average for the past few years. It is considered that such treasury management strategy will be of benefit to the Group in the long run.

Prospects

Helped by substantial fiscal and monetary stimuli, the economic downturn as posed by the financial tsunami has eased in many countries, whilst mainland China has even regained the growth momentum with GDP rebounded by 7.9% in the second quarter of 2009. Meanwhile, in order to promote the RMB as an international currency, mainland China has kick-started an RMB trade settlement pilot programme in Hong Kong. Such programme provides a strong impetus to Hong Kong to become a regional RMB clearing centre, strengthening its role as an international financial centre. Attracted by the positive outlook for the mainland as well as Hong Kong economies, there has been persistent inflow of liquidity in this region, pushing interest rate to low levels.

The resultant low mortgage rate, better affordability from improving economic fundamentals, rising inflation expectations, as well as tight primary housing supply in the pipeline should all lend support to the local residential property market. Renowned new luxury developments, in particular, are expected to enjoy continued strong demand from affluent mainland and overseas Chinese interested in acquiring a right of abode in Hong Kong through investing in local properties. In response, the Group in the second half of 2009 will embark on sales launches for a number of luxurious developments, including 39 Conduit Road at Mid-levels, Hill Paramount in Shatin, 11, 12, 12A, 12B Headland Road in Island South and The Beverly Hills Phase 3 in Tai Po. Green Lodge in Tong Yan San Tsuen, Yuen Long, as well as some other popular mass residential projects, will also be put up for sale so as to cater to the public demand for home ownership. They are expected to generate significant revenue for the Group.

In mainland China, the policy initiatives of the Central Government will continue to play a pivotal role in driving the mainland property market. Currently, sustainability of stable economic growth is at a critical stage. The Central Government is keen to maintain its stimulus measures so as to foster economic growth, whilst the loose monetary policy would likely be kept so as to support the healthy development of the property industry. Local governments, however, are expected to take some appropriate measures in some individual cases to prevent the property market from becoming overheated. More land supply is also expected to be available in the pipeline so as to maintain the stable operation of the land market and to avoid housing price volatility.

The general economic outlook in mainland China remains optimistic, whilst rising inflation expectations, easy credit, as well as robust housing demand will also lead to a persistent growth in property price in the second half of this year. As quality properties are highly sought after by homebuyers who are concerned with wealth preservation, the Group will speed up the construction and marketing of high-end and mid-tier residences. The Group believes that there is room in some second-tier cities for new developments in light of their resilient economic growth. With strong financing capacity, a wealth of experience in property development and flexible marketing strategy, the Group is responsive to such market developments. Emphasis would be placed on design and planning, ancillary facilities, building quality, neighbourhood improvement and after-sale services, making our products unique and attractive.

Among the Group's residential projects in mainland China, eight residential projects have their master layout plans approved and they are set to expedite their development progress. Meanwhile, in order to better prepare for the forthcoming marketing campaign, sales centres and show flats, which are both instrumental in business promotion, are also under accelerated construction. Concurrently, the mainland sales teams are under rigorous training. With the topping-out of the properties, as well as the completion of clubhouses, sales centres, show flats and landscaping works, the developments will be ready for pre-sale amid a picturesque environment. In the next ten months, a number of mainland residential developments including "Arch of Triumph" in Changsha, the Lakeview Development in Xuzhou, as well as those projects in an island of Yixing, Jin Hua North Road of Xian, Xiangcheng District of Suzhou, Erlang Phoenix Area of Chongqing, Puhe New District of Shenyang, Qixia District of Nanjing and the joint venture project in Xian, namely, "La Botanica" will be launched for pre-sale, offering an aggregate saleable gross floor area of over 8 million square feet.

On the property investment front, both rental income and occupancy rate, particularly for the office sector, are expected to be under continued pressure in the second half of 2009 as the Hong Kong economy has yet to fully recover. However, the Group's investment property portfolio is well diversified with most of the shopping malls strategically located at the populous new towns, where the purchasing power for daily necessities is less severely impacted by the financial tsunami. Meanwhile, all the Group's recently-built rental properties, namely, Kwun Tong 223, 78 Hung To Road, The Pivot and International Trade Centre would benefit from the growing shift of office demand to Kowloon East, whilst rental income from the luxury residences in Hong Kong Island would also remain satisfactory given their strong leasing demand. As such, the Group remains cautiously optimistic about the total rental income in Hong Kong for this financial year. In mainland China, World Financial Centre in Beijing was completed in January 2009, expanding the Group's mainland rental portfolio to 5.2 million square feet of gross floor area. With the addition of this 2.1 million square feet (in gross floor area terms), international Grade-A office complex, rental income in mainland China is set to increase further.

Against the backdrop of the prevailing tight supply of land in Hong Kong, our huge agricultural land reserve continues to serve as the Group's competitive advantage. The Group is confident that some of the agricultural land lots will soon be successfully converted into development sites on reasonable terms, providing a total attributable gross floor area of 3.5 million square feet. These agricultural land lots, together with other properties held for/under development, will provide the Group with sufficient development land sites for the coming years. Meanwhile, the Group will continue to actively negotiate with the Government for land-use conversion of other agricultural land lots so as to broaden the source of development sites. In mainland China, the Group has also made good progress on land acquisition, with its landbank expanded to over 130 million square feet in attributable developable gross floor area. These extensive land resources are expected to provide handsome return to the Group.

In addition to the rising recurrent income from the expanding rental portfolio in both Hong Kong and mainland China, the three listed associates (namely, Hong Kong and China Gas, Hong Kong Ferry and Miramar) provide another steady income stream to the Group. Such diversified businesses with a long-established presence in both Hong Kong and mainland China stand the Group in good stead in the current economic environment, whilst its strong financial position and abundant stand-by facilities will also allow the Group to capitalize on sound investment opportunities that may emerge in the marketplace.

Condensed Interim Financial Statements

Consolidated Profit and Loss Account

	Note	For the twelve months ended 30 June 2009 (unaudited) HK$ million	2008 (audited and restated) HK$ million
Turnover	3	**8,460**	13,492
Direct costs		**(4,370)**	(7,343)
		4,090	6,149
Other revenue	4	**273**	326
Other net income	4	**13**	297
Other operating income/(expenses), net	5	**(231)**	(197)
Selling and marketing expenses		**(520)**	(886)
Administrative expenses		**(1,224)**	(1,249)
Profit from operations before changes in fair value of investment properties		**2,401**	4,440
(Decrease)/increase in fair value of investment properties	12(c)	**(190)**	6,706
Profit from operations after changes in fair value of investment properties		**2,211**	11,146
Finance costs	6(a)	**(896)**	(576)
		1,315	10,570
Share of profits less losses of associates		**1,899**	3,224
Share of profits less losses of jointly controlled entities		**3,091**	3,938
Profit before taxation	6	**6,305**	17,732
Income tax	7	**(673)**	(1,410)
Profit for the period/year		**5,632**	16,322
Attributable to:			
– Equity shareholders of the Company		**5,541**	15,473
– Minority interests		**91**	849
Profit for the period/year		**5,632**	16,322
Dividends payable to equity shareholders of the Company attributable to the period/year:	9		
Interim dividend declared during the period/year		**644**	859
Interim dividend declared after the balance sheet date		**644**	–
Final dividend proposed after the balance sheet date		–	1,503
		1,288	2,362
Earnings per share – basic and diluted	11(a)	**HK$ 2.58**	HK$ 7.54
Adjusted earnings per share	*11(b)*	***HK$ 1.64***	*HK$ 2.78*

The notes on pages 27 to 49 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Consolidated Balance Sheet

	Note	At 30 June 2009 (unaudited) HK$ million	At 30 June 2008 (audited and restated) HK$ million
Non-current assets			
Fixed assets	12	**63,378**	59,313
Intangible operating rights	12	**529**	749
Interests in leasehold land held for own use under operating leases		**986**	1,006
Interest in associates		**34,625**	33,993
Interest in jointly controlled entities		**16,095**	13,891
Derivative financial instruments	13	**456**	268
Other financial assets	14	**1,927**	2,164
Deferred tax assets		**136**	129
		118,132	111,513
Current assets			
Deposits for acquisition of properties		**4,921**	4,840
Inventories		**36,555**	37,624
Trade and other receivables	15	**5,192**	5,072
Cash held by stakeholders		**38**	154
Cash and cash equivalents	16	**17,610**	15,675
		64,316	63,365
Assets classified as held for sale	17	**198**	–
		64,514	63,365
Current liabilities			
Trade and other payables	18	**4,949**	4,589
Bank loans and overdrafts	19	**3,865**	3,307
Current taxation		**681**	879
		9,495	8,775
Liabilities associated with assets classified as held for sale	17	**41**	–
		9,536	8,775
Net current assets		**54,978**	54,590
Total assets less current liabilities		**173,110**	166,103

Condensed Interim Financial Statements

Consolidated Balance Sheet (continued)

	Note	At 30 June 2009 (unaudited) HK$ million	At 30 June 2008 (audited and restated) HK$ million
Non-current liabilities			
Bank loans	19	**31,961**	29,007
Guaranteed notes		**3,165**	3,312
Amount due to a fellow subsidiary		**2,444**	1,872
Derivative financial instruments	13	**618**	309
Deferred tax liabilities		**7,650**	7,441
		45,838	41,941
NET ASSETS		**127,272**	124,162
CAPITAL AND RESERVES			
Share capital		**4,294**	4,294
Reserves		**120,102**	116,902
Total equity attributable to equity shareholders of the Company		**124,396**	121,196
Minority interests		**2,876**	2,966
TOTAL EQUITY		**127,272**	124,162

The notes on pages 27 to 49 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Consolidated Statement of Changes in Equity

	Note	For the twelve months ended 30 June 2009 (unaudited) HK$ million	2008 (audited and restated) HK$ million
Total equity at 1 July			
– as previously reported		**124,198**	100,744
– effect of adoption of HK(IFRIC)-Int 12	2	**(36)**	(38)
– as restated		**124,162**	100,706
Net (loss)/income for the period/year recognised directly in equity:			
Exchange difference on translation of accounts of foreign entities		**(118)**	2,096
Cash flow hedges: effective portion of changes in fair value, net of deferred tax		**(57)**	(32)
Revaluation surpluses, net of deferred tax		**–**	64
Changes in fair value of available-for-sale equity securities		**(179)**	(80)
Share of capital reserve of associates		**9**	–
		(345)	2,048
Transfer from equity:			
Cash flow hedges: transfer from equity to profit or loss, net of deferred tax		**133**	1
Transfer to profit or loss on impairment of available-for-sale equity securities		**73**	–
Transfer to profit or loss on disposal of available-for-sale equity securities		**7**	–
Realisation of exchange reserve on disposal of subsidiaries		**–**	(14)
Realisation of property revaluation reserve on disposal of a subsidiary		**(39)**	–
Realisation of property revaluation reserve on disposal of fixed assets		**(19)**	–
		155	(13)
Net profit for the period/year			
– as previously reported			16,320
– effect of adoption of HK(IFRIC)-Int 12			2
– net profit for the period/year (2008-as restated)		**5,632**	16,322

Condensed Interim Financial Statements

Consolidated Statement of Changes in Equity (continued)

	Note	For the twelve months ended 30 June 2009 (unaudited) HK$ million	2008 (audited and restated) HK$ million
Total recognised income and expenses for the period/year		**5,442**	18,357
Attributable to:			
– Equity shareholders of the Company		**5,347**	17,440
– Minority interests		**95**	917
		5,442	18,357
Dividends paid:			
– Interim dividend for 2007/08	9(a)	**–**	(859)
– First interim dividend for 2008/09	9(a)	**(644)**	–
– Final dividend in respect of the previous financial year, approved and paid during the period/year	9(b)	**(1,503)**	(1,360)
		(2,147)	(2,219)
Dividends paid to minority shareholders		**(140)**	(275)
Distribution to minority shareholders	10	**–**	(16,112)
Increase in shareholdings in subsidiaries		**–**	10,125
Repayment to minority shareholders, net		**(45)**	(304)
Acquisition of subsidiaries		**–**	470
Disposal of subsidiaries		**–**	(367)
Movements in equity arising from capital transactions:			
– Issue of shares		**–**	408
– Net share premium received		**–**	13,373
		–	13,781
Total equity at 30 June		**127,272**	124,162

The notes on pages 27 to 49 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Condensed Consolidated Cash Flow Statement

	Note	For the twelve months ended 30 June 2009 (unaudited) HK$ million	2008 (audited) HK$ million
Net cash used in operating activities		**(587)**	(442)
Net cash generated from/(used in) investing activities		**2,122**	(1,323)
Net cash generated from financing activities		**547**	7,200
Net increase in cash and cash equivalents		**2,082**	5,435
Cash and cash equivalents at 1 July		**15,583**	9,427
Effect of foreign exchange rate changes		**(94)**	721
Cash and cash equivalents at 30 June	16	**17,571**	15,583

The notes on pages 27 to 49 form part of these condensed interim financial statements.

Notes to the Condensed Interim Financial Statements (unaudited)

1 Basis of preparation

These condensed interim financial statements have been prepared in accordance with (a) the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and (b) the same accounting policies as those adopted in the Company's consolidated accounts for the year ended 30 June 2008 ("the 2008 annual accounts") except for the adoption of HK(IFRIC)-Int 12 "Service concession arrangements" as set out in note 2, and comply with Hong Kong Accounting Standard ("HKAS") 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They were authorised for issuance on 28 August 2009.

The preparation of the condensed interim financial statements in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis.

These condensed interim financial statements contain condensed consolidated accounts and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2008 annual accounts.

These condensed interim financial statements are unaudited, but have been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410 "Review of interim financial information performed by the independent auditor of the entity" issued by the HKICPA. KPMG's review report to the Board of Directors is included on page 68.

Pursuant to a resolution of the Board of Directors dated 19 March 2009, the Company's financial year end date has been changed from 30 June to 31 December. Accordingly, the current financial period will cover a period of eighteen months from 1 July 2008 to 31 December 2009. These condensed interim financial statements now presented cover a period of twelve months from 1 July 2008 to 30 June 2009. The comparative figures presented for the consolidated profit and loss account, consolidated statement of changes in equity and condensed consolidated cash flow statement and related notes cover the financial year from 1 July 2007 to 30 June 2008.

The financial information relating to the financial year ended 30 June 2008 that is included in the condensed interim financial statements as being previously reported information does not constitute the Company's statutory consolidated accounts for that financial year but is derived from those accounts. Statutory accounts for the year ended 30 June 2008 are available from the Company's registered office. The auditor has expressed an unqualified opinion on those accounts in their report dated 18 September 2008.

Notes to the Condensed Interim Financial Statements (unaudited)

2 Significant accounting policies

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards ("HKFRSs"), which term collectively includes individual HKFRSs, HKASs and Interpretations, that are first effective or available for early adoption for the current accounting period of the Group. The Group has determined the accounting policies expected to be adopted in the preparation of the Group's accounts for the period ending 31 December 2009 on the basis of HKFRSs currently in issue. There have been no significant changes to the accounting policies applied in these condensed interim financial statements for the periods presented as a result of these developments, except for the adoption of HK(IFRIC)-Int 12 "Service concession arrangements" which affects the classification of the Group's toll bridge and retained profits in these condensed interim financial statements as listed below.

In prior years, the Group accounted for its toll bridge under public-to-private service concession arrangement as fixed assets. Following the adoption of HK(IFRIC)-Int 12, the Group's toll bridge has been reclassified from "Fixed assets" to "Intangible operating rights" and is accounted for as an intangible operating right to the extent that the Group receives a right (a license) to charge users of the public services. Amortisation is provided to write off the cost of the intangible operating right, using the straight-line method, over the operating period of the Group's toll bridge of 29 years. This change in accounting policy has been adopted retrospectively from the earliest period presented and comparative amounts have been restated.

The adoption of HK(IFRIC)-Int 12 results in the following financial impact:

	At 30 June 2009 HK$ million	At 30 June 2008 HK$ million
Balance sheet		
Increase in intangible operating rights	**529**	563
Decrease in fixed assets	**(563)**	(599)
Decrease in retained profits	**(23)**	(24)
Decrease in minority interests	**(11)**	(12)

	For the twelve months ended 30 June 2009 HK$ million	2008 HK$ million
Profit and loss account		
Increase in amortisation charge for the period/year	**41**	38
Decrease in depreciation charge for the period/year	**(43)**	(40)

Notes to the Condensed Interim Financial Statements (unaudited)

2 Significant accounting policies (continued)

The Group is in the process of making an assessment of what the impact of amendments, new standards and new interpretations, which are not yet effective for the accounting period ending 31 December 2009 and which have not been adopted in these condensed interim financial statements, is expected to be in the period of initial application. So far it has concluded that the adoption of HKFRS 8 "Operating segments" and revised HKAS 1 "Presentation of financial statements", which are effective for accounting periods beginning on or after 1 January 2009, may result in new or amended disclosures in the accounts. In addition, the "Improvements to HKFRSs (2008)" would result in the change in the Group's accounting policy for investment property as listed below.

The "Improvements to HKFRSs (2008)" comprises a number of minor and non-urgent amendments to a range of HKFRSs which the HKICPA has issued as an omnibus batch of amendments. Of these, as a result of the amendments to HKAS 40 "Investment property", investment property which is under construction will be carried at fair value at the earlier of when the fair value becomes reliably measurable and the date of completion of the property. Any gain or loss will be recognised in profit or loss, consistent with the policy adopted for all other investment properties carried at fair value. Previously such property was carried at cost until construction was completed, at which time it was fair valued with any gain or loss being recognised in profit or loss. The amendments to HKAS 40 is effective for accounting periods beginning on or after 1 January 2009 and the adoption of HKAS 40 will result in a prospective change in the Group's accounting policy for investment property which is under construction.

In respect of other amendments, new standards and new interpretations, the Group is not yet in a position to state whether they would have a significant impact on the Group's results of operations and financial position.

3 Segmental information

An analysis of the Group's revenue and results by business segment during the period/year is as follows:

Business segments

The Group comprises the following main business segments:

Property development	:	development and sale of properties
Property leasing	:	leasing of properties
Construction	:	construction of building works
Infrastructure	:	investment in infrastructure projects
Hotel operation	:	hotel operation and management
Department store operation	:	department store operation and management
Others	:	provision of finance, investment holding, project management, property management, agency services, provision of cleaning and security guard services

Notes to the Condensed Interim Financial Statements (unaudited)

3 Segmental information (continued)

Business segments (continued)

For the twelve months ended 30 June 2009 (unaudited)

	Property development (note (i)) HK$ million	Property leasing HK$ million	Construction HK$ million	Infrastructure HK$ million	Hotel operation HK$ million	Department store operation HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million
Turnover	4,084	2,746	335	299	171	268	557	-	8,460
Other revenue (excluding bank interest income)	2	9	2	-	10	3	51	-	77
External revenue	4,086	2,755	337	299	181	271	608	-	8,537
Inter-segment revenue	-	196	1,934	-	1	-	58	(2,189)	-
Total revenue	4,086	2,951	2,271	299	182	271	666	(2,189)	8,537
Segment results	1,028	1,780	91	223	32	(2)	187		3,339
Inter-segment transactions	10	(48)	(102)	-	(1)	40	(50)		(151)
Contribution from operations	1,038	1,732	(11)	223	31	38	137		3,188
Bank interest income									196
Provision on inventories	(37)	-	-	-	-	-	-		(37)
Impairment loss on available-for-sale equity securities (included under "Other financial assets")	-	-	-	-	-	-	(73)		(73)
Unallocated operating expenses net of income									(873)
Profit from operations									2,401
Decrease in fair value of investment properties									(190)
Finance costs									(896)
									1,315
Share of profits less losses of associates (note (ii))									1,899
Share of profits less losses of jointly controlled entities (note (iii))									3,091
Profit before taxation									6,305
Income tax									(673)
Profit for the period									5,632

Notes to the Condensed Interim Financial Statements (unaudited)

3 Segmental information (continued)

Business segments (continued)

For the year ended 30 June 2008 (audited and restated)

	Property development (note (i)) HK$ million	Property leasing HK$ million	Construction HK$ million	Infrastructure HK$ million	Hotel operation HK$ million	Department store operation HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million
Turnover	9,173	2,625	317	272	186	257	662	–	13,492
Other revenue (excluding bank interest income)	3	7	3	1	13	3	53	–	83
External revenue	9,176	2,632	320	273	199	260	715	–	13,575
Inter-segment revenue	–	173	1,835	–	1	–	65	(2,074)	–
Total revenue	9,176	2,805	2,155	273	200	260	780	(2,074)	13,575
Segment results	2,709	1,792	85	194	39	1	400		5,220
Inter-segment transactions	28	(51)	(84)	–	–	41	(57)		(123)
Contribution from operations	2,737	1,741	1	194	39	42	343		5,097
Bank interest income									243
Provision on inventories	(27)	–	–	–	–	–	–		(27)
Unallocated operating expenses net of income									(873)
Profit from operations									4,440
Increase in fair value of investment properties									6,706
Finance costs									(576)
									10,570
Share of profits less losses of associates (note (ii))									3,224
Share of profits less losses of jointly controlled entities (note (iii))									3,938
Profit before taxation									17,732
Income tax									(1,410)
Profit for the year									16,322

Notes to the Condensed Interim Financial Statements (unaudited)

3 Segmental information (continued)

Geographical segments

	Hong Kong HK$ million	Mainland China HK$ million	Consolidated HK$ million
For the twelve months ended 30 June 2009 (unaudited)			
Turnover	**7,475**	**985**	**8,460**
Other revenue (excluding bank interest income)	**67**	**10**	**77**
External revenue	**7,542**	**995**	**8,537**
For the year ended 30 June 2008 (audited)			
Turnover	11,302	2,190	13,492
Other revenue (excluding bank interest income)	69	14	83
External revenue	11,371	2,204	13,575

Notes:

(i) Included in the turnover of property development segment is an amount of HK$103 million (2008: HK$920 million) relating to the Group's share of sale proceeds from its interest in a property project jointly developed by the Group and an associate.

(ii) Included in the Group's share of profits less losses of associates during the period is a profit of HK$152 million (2008: HK$983 million) contributed from the property development segment, and a profit of HK$520 million (2008: HK$1,258 million) contributed from the property leasing segment (taking into account the increase in fair value of investment properties (net of deferred taxation) during the period of HK$229 million (2008: HK$1,015 million)).

(iii) Included in the Group's share of profits less losses of jointly controlled entities during the period is a profit of HK$198 million (2008: HK$390 million) contributed from the property development segment, and a profit of HK$2,758 million (2008: HK$3,342 million) contributed from the property leasing segment (taking into account the increase in fair value of investment properties (net of deferred taxation) during the period of HK$2,191 million (2008: HK$2,976 million)).

Notes to the Condensed Interim Financial Statements (unaudited)

4 Other revenue and other net income

	For the twelve months ended 30 June	
	2009	2008
	(unaudited)	(audited)
	HK$ million	HK$ million
Other revenue		
Bank interest income	**196**	243
Other interest income	**13**	13
Others	**64**	70
	273	326
Other net income		
Net profit on disposal of fixed assets (note)	**53**	71
Net foreign exchange (loss)/gain	**(30)**	227
(Loss)/gain on sale of listed investments	**(9)**	1
Net fair value loss on derivative financial instruments	**–**	(3)
Others	**(1)**	1
	13	297

Note: During the twelve months ended 30 June 2009, the Group entered into sale and purchase agreements with certain parties for the sale of its property interests with the aggregate consideration of approximately HK$589 million (2008: HK$1,632 million), which resulted in an aggregate net profit on disposal of approximately HK$52 million (2008: HK$65 million).

Notes to the Condensed Interim Financial Statements (unaudited)

5 Other operating income/(expenses), net

	For the twelve months ended 30 June 2009 (unaudited) HK$ million	2008 (audited) HK$ million
Net gain on disposal of subsidiaries (note (i))	**48**	150
Excess of interest in fair values of the acquirees' identifiable assets over cost of business combination	**–**	10
(Impairment loss)/reversal of impairment loss for trade and other receivables		
– trade debtors	**(29)**	63
– others (note (ii))	**–**	(266)
Provision on inventories	**(37)**	(27)
Impairment loss on available-for-sale equity securities (see note 14)	**(73)**	–
Others	**(140)**	(127)
	(231)	(197)

Notes:

(i) During the twelve months ended 30 June 2009, the Group sold a subsidiary which was engaged in property leasing business for a consideration of HK$49 million. During the year ended 30 June 2008, the Group sold certain subsidiaries which were engaged in property leasing and infrastructure business for an aggregate consideration of HK$470 million. This resulted in a net gain on disposal of HK$48 million (2008: HK$150 million).

(ii) The impairment loss for the year ended 30 June 2008 as referred to above included an amount of HK$257 million which was written off against certain prepayment of development costs in relation to a property development project in mainland China which was terminated during that year.

Notes to the Condensed Interim Financial Statements (unaudited)

6 Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

	For the twelve months ended 30 June 2009 (unaudited) HK$ million	2008 (audited) HK$ million
(a) Finance costs:		
Bank interest	**975**	807
Interest on loans repayable within five years	**94**	82
Interest on loans repayable after five years	**181**	166
Other borrowing costs	**54**	41
	1,304	1,096
Less: Amount capitalised *	**(408)**	(520)
	896	576
(b) Staff costs:		
Salaries, wages and other benefits	**1,350**	1,307
Contributions to defined contribution retirement plans	**54**	48
	1,404	1,355

* The borrowing costs have been capitalised at rates ranging from 2.05% to 6.44% (2008: 1.82% to 6.37%) per annum.

Notes to the Condensed Interim Financial Statements (unaudited)

6 Profit before taxation (continued)

Profit before taxation is arrived at after charging/(crediting): (continued)

	For the twelve months ended 30 June 2009 (unaudited) HK$ million	2008 (audited and restated) HK$ million
(c) Other items:		
Depreciation	123	104
Less: Amount capitalised	(2)	(2)
	121	102
Amortisation of land lease premium	20	20
Amortisation of intangible operating rights	49	49
Cost of sales		
– completed properties for sale (note (i))	2,454	5,606
– trading stocks	255	213
Rentals receivable from investment properties net of direct outgoings of HK$849 million (2008: HK$714 million) (note (ii))	(1,462)	(1,464)
Other rental income less direct outgoings	(270)	(278)
Dividend income from investments		
– listed	(19)	(28)
– unlisted	(12)	(16)

Notes:

(i) Included in the cost of sales in respect of completed properties for sale is an amount of HK$36 million (2008: HK$324 million) relating to the Group's share of cost of properties sold in connection with the property project jointly developed by the Group and the associate as disclosed in note 3.

(ii) Included contingent rental income of HK$136 million (2008: HK$141 million).

Notes to the Condensed Interim Financial Statements (unaudited)

7 Income tax

Income tax in the consolidated profit and loss account represents:

	For the twelve months ended 30 June	
	2009	2008
	(unaudited)	(audited)
	HK$ million	HK$ million
Current tax		
Provision for Hong Kong Profits Tax	**300**	470
Provision for taxation outside Hong Kong	**127**	211
Provision for Land Appreciation Tax	**47**	50
Deferred taxation		
Origination and reversal of temporary differences	**199**	679
	673	1,410

Provision for Hong Kong Profits Tax has been made at 16.5% (2008: 16.5%) on the estimated assessable profits for the period.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the period on the estimated assessable profits arising in the relevant tax jurisdictions during the period.

Land Appreciation Tax is levied on properties in mainland China developed by the Group for sale, at progressive rates ranging from 30% to 60% on the appreciation of land value, which under the applicable regulations is calculated based on proceeds of sale of properties less deductible expenditure including lease charges of land use rights, borrowing costs and all property development expenditure.

Deferred tax (credited)/charged to the consolidated profit and loss account mainly arises from the (reversal of taxable temporary differences)/taxable temporary differences relating to the (decrease)/increase in fair value of the Group's investment properties during the period.

Notes to the Condensed Interim Financial Statements (unaudited)

8 Directors' remuneration

Directors' remuneration for the twelve months ended 30 June 2009 was as follows:

	For the twelve months ended 30 June 2009-unaudited				
	Fees HK$'000	Salaries, emoluments, other allowances and benefits HK$'000	Discretionary bonuses HK$'000	Retirement scheme contributions HK$'000	Total HK$'000
Executive Directors					
Dr. the Hon. Lee Shau Kee	70	13,800	–	–	13,870
Lee Ka Kit	70	14,097	–	12	14,179
Colin Lam Ko Yin	70	7,200	25,600	432	33,302
Lee Ka Shing	70	10,973	–	454	11,497
John Yip Ying Chee	50	5,748	22,000	345	28,143
Alexander Au Siu Kee	50	7,080	4,350	354	11,834
Suen Kwok Lam	70	4,356	5,000	261	9,687
Lee King Yue	70	3,192	–	164	3,426
Fung Lee Woon King	50	3,929	1,450	217	5,646
Eddie Lau Yum Chuen	70	–	–	–	70
Li Ning	70	3,590	–	153	3,813
Patrick Kwok Ping Ho	120	4,454	–	210	4,784
Non-executive Directors					
Sir Po-shing Woo	70	–	–	–	70
Leung Hay Man	70	430	–	–	500
Angelina Lee Pui Ling	50	–	–	–	50
Lee Tat Man	70	–	–	–	70
Jackson Woo Ka Biu	–	–	–	–	–
Independent non-executive Directors					
Gordon Kwong Che Keung	70	430	–	–	500
Professor Ko Ping Keung	70	430	–	–	500
Wu King Cheong	70	430	–	–	500
Total	1,300	80,139	58,400	2,602	142,441

Notes to the Condensed Interim Financial Statements (unaudited)

8 Directors' remuneration (continued)

Directors' remuneration for the twelve months ended 30 June 2009 was as follows: (continued)

	For the year ended 30 June 2008-audited				
	Fees HK$'000	Salaries, emoluments, other allowances and benefits HK$'000	Discretionary bonuses HK$'000	Retirement scheme contributions HK$'000	Total HK$'000
Executive Directors					
Dr. the Hon. Lee Shau Kee	70	10,439	–	–	10,509
Lee Ka Kit	70	13,819	–	12	13,901
Colin Lam Ko Yin	70	7,095	34,000	395	41,560
Lee Ka Shing	70	10,820	–	443	11,333
John Yip Ying Chee	50	6,069	28,060	337	34,516
Alexander Au Siu Kee	50	7,471	8,700	346	16,567
Suen Kwok Lam	70	4,593	6,515	255	11,433
Lee King Yue	70	3,585	–	160	3,815
Fung Lee Woon King	50	3,828	3,550	212	7,640
Eddie Lau Yum Chuen	70	–	–	–	70
Li Ning	70	3,637	–	147	3,854
Patrick Kwok Ping Ho	120	4,532	–	205	4,857
Non-executive Directors					
Sir Po-shing Woo	70	–	–	–	70
Leung Hay Man	70	430	–	–	500
Angelina Lee Pui Ling	50	–	–	–	50
Lee Tat Man	70	–	–	–	70
Jackson Woo Ka Biu	–	–	–	–	–
Independent non-executive Directors					
Gordon Kwong Che Keung	70	430	–	–	500
Professor Ko Ping Keung	70	430	–	–	500
Wu King Cheong	70	430	–	–	500
Total	1,300	77,608	80,825	2,512	162,245

There was no arrangement under which a director had waived or agreed to waive any remuneration during the current and prior periods.

Notes to the Condensed Interim Financial Statements (unaudited)

9 Dividends

(a) Dividends payable to equity shareholders of the Company attributable to the period/year:

	For the twelve months ended 30 June 2009 (unaudited) HK$ million	2008 (audited) HK$ million
Interim dividend declared for 2007/08 of HK$0.4 per share	–	859
First interim dividend declared for 2008/09 of HK$0.3 per share	**644**	–
Second interim dividend declared for 2008/09 after the balance sheet date of HK$0.3 per share	**644**	–
Final dividend proposed for 2007/08 after the balance sheet date of HK$0.7 per share	–	1,503
	1,288	2,362

The second interim dividend declared for 2008/09 and the final dividend proposed for 2007/08 after their respective balance sheet dates have not been recognised as liabilities at their respective balance sheet dates.

(b) Dividend attributable to the previous financial year, approved and paid during the period/year:

	For the twelve months ended 30 June 2009 (unaudited) HK$ million	2008 (audited) HK$ million
Final dividend in respect of the previous financial year, approved and paid during the period/year, of HK$0.7 (2008: HK$0.7) per share	**1,503**	1,360

10 Distribution to minority shareholders

During the financial year ended 30 June 2008, Henderson Investment Limited ("HIL"), a subsidiary of the Company, made a distribution to its shareholders in the aggregate amount of HK$50,262 million. Such distribution was made by HIL out of the proceeds received by HIL from the Company pursuant to the Company's acquisition of HIL's entire interest in The Hong Kong and China Gas Company Limited (details of which have been set out in the Group's 2008 annual accounts). In this regard, the distribution to minority shareholders of HIL amounted to HK$16,112 million.

Notes to the Condensed Interim Financial Statements (unaudited)

11 Earnings per share

(a) The calculation of earnings per share is based on the profit attributable to equity shareholders of the Company of HK$5,541 million (2008 (restated): HK$15,473 million) and on the weighted average number of 2,147 million ordinary shares (2008: 2,052 million ordinary shares) in issue during the period.

There were no dilutive potential shares in existence during the twelve months ended 30 June 2008 and 2009, therefore diluted earnings per share are the same as basic earnings per share for both the current and prior periods.

(b) The calculation of adjusted earnings per share is based on the profit attributable to equity shareholders of the Company and adjusted as follows:

	For the twelve months ended 30 June	
	2009 (unaudited) HK$ million	2008 (audited and restated) HK$ million
Profit attributable to equity shareholders of the Company	**5,541**	15,473
Effect of changes in fair value of investment properties	**190**	(6,706)
Effect of deferred taxation on changes in fair value of investment properties	**223**	732
Effect of share of changes in fair value of investment properties (net of deferred taxation) of:		
– associates	**(229)**	(1,015)
– jointly controlled entities	**(2,191)**	(2,976)
Effect of share of minority interests	**(23)**	200
Adjusted earnings for calculation of earnings per share	**3,511**	5,708
Adjusted earnings per share	**HK$1.64**	HK$2.78

Notes to the Condensed Interim Financial Statements (unaudited)

12 Fixed assets and intangible operating rights

(a) Reclassification

Following the adoption of HK(IFRIC)-Int 12 "Service concession arrangements", the Group's toll bridge has been reclassified from "Fixed assets" to "Intangible operating rights", details of which are set out in note 2.

As detailed in note 17, a subsidiary of HIL had entered into an agreement to dispose of its interest in Maanshan Highway JV (as such term is defined in note 17) during the period. Accordingly, the carrying amount of the toll highway operating right of HK$177 million has been reclassified from "Intangible operating rights" to "Assets classified as held for sale" during the period.

(b) Transfers

During the twelve months ended 30 June 2009, certain property development sites with carrying value of HK$4,304 million have been completed and transferred from "Inventories" to "Fixed assets" upon commencement of operating leases to tenants.

(c) Valuation

The investment properties were revalued at 30 June 2009 by DTZ, an independent firm of professional surveyors who have among their staff Fellows of The Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued, on a market value basis in their existing states by reference to comparable market transactions and where appropriate on the basis of capitalisation of the net income allowing for reversionary income potential.

(d) Assets pledged for security

At 30 June 2008 and 30 June 2009, the toll highway operating right was pledged to secure the Group's certain bank loans.

Notes to the Condensed Interim Financial Statements (unaudited)

13 Derivative financial instruments

	At 30 June 2009		At 30 June 2008	
	Assets (unaudited) HK$ million	**Liabilities (unaudited) HK$ million**	Assets (audited) HK$ million	Liabilities (audited) HK$ million
Cash flow hedges:				
– cross currency interest rate swap contracts	**414**	**618**	268	309
– interest rate swap contracts	**42**	**–**	–	–
	456	**618**	268	309

The aggregate notional principal amounts of the outstanding swap contracts at 30 June 2009 were US$524 million (2008: US$325 million), £50 million (2008: £50 million) and HK$2,450 million (2008: HK$Nil). These swap contracts comprise cross currency interest rate swap contracts and interest rate swap contracts, which were entered into to hedge against interest rate risk and foreign currency risk in relation to the guaranteed notes and certain bank borrowings. These swap contracts will mature between 8 September 2010 and 25 July 2022.

14 Other financial assets

	At 30 June 2009 (unaudited) HK$ million	At 30 June 2008 (audited) HK$ million
Available-for-sale equity securities	**935**	1,062
Instalments receivable	**915**	1,003
Long term receivable	**77**	99
	1,927	2,164

At 30 June 2009, certain of the Group's available-for-sale equity securities were determined to be impaired on the basis of significant or prolonged decline in their fair values below costs. Accordingly, impairment loss of HK$73 million (2008: HK$Nil) has been made and recognised in the consolidated profit and loss account during the twelve months ended 30 June 2009 (see note 5).

Instalments receivable represents the proceeds receivable from the sale of properties due after twelve months from the balance sheet date. Instalments receivable due within twelve months from the balance sheet date is included in "Trade and other receivables" under current assets (see note 15).

Notes to the Condensed Interim Financial Statements (unaudited)

15 Trade and other receivables

	At 30 June 2009 (unaudited) HK$ million	At 30 June 2008 (audited) HK$ million
Instalments receivable	2,316	2,078
Debtors, prepayments and deposits	2,430	2,540
Gross amount due from customers for contract work	21	48
Amounts due from associates	424	393
Amounts due from jointly controlled entities	1	13
	5,192	5,072

(i) Included in trade and other receivables are trade debtors (net of allowance for doubtful debts) with the following ageing analysis at the balance sheet date:

	At 30 June 2009 (unaudited) HK$ million	At 30 June 2008 (audited) HK$ million
Current or under 1 month overdue	1,760	1,594
More than 1 month overdue and up to 3 months overdue	64	792
More than 3 months overdue and up to 6 months overdue	332	147
More than 6 months overdue	538	492
	2,694	3,025

Notes to the Condensed Interim Financial Statements (unaudited)

15 Trade and other receivables (continued)

(ii) Included in trade debtors at 30 June 2009 was an amount of RMB25 million (equivalent to HK$28 million) (2008: RMB474 million (equivalent to HK$539 million)) which relates to toll income receivable from Hangzhou Henderson Qianjiang Third Bridge Company, Limited (the "Third Bridge JV"), a 60% owned subsidiary of HIL, which is engaged in the operation of a toll bridge in Hangzhou, mainland China. The toll income has been collected on behalf of the Group since January 2004 by 杭州市"四自"工程道路綜合收費管理處 (Hangzhou City "Sizi" Engineering & Highway General Toll Fee Administration Office), a relevant government body in Hangzhou (the "Hangzhou Government Body") in accordance with the terms of the agreement entered into between the Third Bridge JV and the Hangzhou Government Body. During the twelve months ended 30 June 2009, an amount of RMB696 million (equivalent to HK$790 million) was received by the Third Bridge JV from the Hangzhou Government Body.

(iii) Regular review and follow-up actions are carried out on overdue amounts of instalments receivable from sale of properties, which enables management to assess their recoverability and to minimise exposure to credit risk. In respect of rental income from leasing properties, monthly rents are received in advance and sufficient rental deposits are held to cover potential exposure to credit risk. For other trade receivables, credit terms given to customers are generally based on the financial strength and repayment history of each customer. As such, the Group does not obtain collateral from its customers. An ageing analysis of the receivables is prepared on a regular basis and is closely monitored to minimise any credit risk associated with these receivables. Adequate impairment losses have been made for estimated irrecoverable amounts.

16 Cash and cash equivalents

	At 30 June 2009 (unaudited) HK$ million	At 30 June 2008 (audited) HK$ million
Deposits with banks and other financial institutions	**9,046**	8,114
Cash at bank and in hand	**8,564**	7,561
Cash and cash equivalents in the consolidated balance sheet	**17,610**	15,675
Cash and cash equivalents classified as held for sale	**12**	–
Bank overdrafts	**(51)**	(92)
Cash and cash equivalents in the condensed consolidated cash flow statement	**17,571**	15,583

Notes to the Condensed Interim Financial Statements (unaudited)

17 Assets classified as held for sale and liabilities associated with assets classified as held for sale

On 12 March 2009, Hong Kong Vigorous Limited ("Vigorous"), a 70% owned subsidiary of HIL, entered into an agreement (the "Agreement") with 馬鞍山市過境公路建設開發有限公司 (Maanshan City Cross Border Highway Construction Development Company Limited) ("Maanshan Highway JV Partner"), a state-owned enterprise which has a 30% beneficial interest in Maanshan Huan Tong Highway Development Limited ("Maanshan Highway JV", being the joint venture engaged in the operation of Maanshan City Ring Road), in relation to the sale by Vigorous of its entire 70% interest in Maanshan Highway JV to Maanshan Highway JV Partner for a consideration of RMB122 million (equivalent to HK$138 million). At the date of authorisation for issue of these condensed interim financial statements, the transaction had yet to be completed.

At 30 June 2009, the assets and liabilities associated with the operations of Maanshan Highway JV, including the toll highway operating right, were classified as held for sale.

18 Trade and other payables

	At 30 June 2009 (unaudited) HK$ million	At 30 June 2008 (audited) HK$ million
Creditors and accrued expenses	4,096	2,912
Rental and other deposits	612	556
Forward sales deposits received	–	821
Amounts due to associates	142	177
Amounts due to jointly controlled entities	99	123
	4,949	4,589

Included in trade and other payables are trade creditors with the following ageing analysis at the balance sheet date:

	At 30 June 2009 (unaudited) HK$ million	At 30 June 2008 (audited) HK$ million
Due within 1 month and on demand	453	683
Due after 1 month but within 3 months	238	290
Due after 3 months but within 6 months	56	183
Due after 6 months	2,403	877
	3,150	2,033

Notes to the Condensed Interim Financial Statements (unaudited)

19 Bank loans and overdrafts

During the twelve months ended 30 June 2009, the Group obtained new bank loans amounting to HK$13,250 million and repaid bank loans amounting to HK$9,526 million. The new bank loans bear interest rates ranging from 0.46% to 6.85% per annum.

At 30 June 2009, bank loans and overdrafts were unsecured except for an amount of HK$29 million grouped under "Liabilities associated with assets classified as held for sale" (2008: HK$40 million grouped under "Bank loans and overdrafts") which was secured by the Group's toll highway operating right (see note 12(d)).

20 Commitments

At 30 June 2009, the Group had capital commitments not provided for in these condensed interim financial statements as follows:

	At 30 June 2009 (unaudited) HK$ million	At 30 June 2008 (audited) HK$ million
Contracted for acquisition of property and future development expenditure and the related costs of internal fixtures and fittings	**2,872**	3,343
Future development expenditure and the related costs of internal fixtures and fittings approved by the directors but not contracted for	**12,882**	13,360
	15,754	16,703

21 Contingent liabilities

At 30 June 2009, contingent liabilities of the Group were as follows:

	At 30 June 2009 (unaudited) HK$ million	At 30 June 2008 (audited) HK$ million
(a) Guarantees given by the Group to financial institutions on behalf of purchasers of flats	**–**	2

(b) In connection with the sale of certain subsidiaries and shareholders' loans to Sunlight Real Estate Investment Trust ("Sunlight REIT") (the "Sale") in December 2006, the Group entered into Deeds of Tax Covenant with Sunlight REIT. Under the Deeds of Tax Covenant, the Group has undertaken to indemnify Sunlight REIT for any tax liabilities relating to events which occurred on or before the completion of the Sale (the "Completion"), clawback of commercial building allowances and capital allowances granted up to the Completion and re-classification of the properties before the Completion. At 30 June 2009, the Group had contingent liabilities in this connection of HK$21 million (2008: HK$30 million).

Notes to the Condensed Interim Financial Statements (unaudited)

21 Contingent liabilities (continued)

(c) At 30 June 2009, the Group had contingent liabilities in respect of performance bonds to guarantee for the due and proper performance of the subsidiaries' obligations amounting to HK$138 million (2008: HK$92 million).

22 Material related party transactions

In addition to the transactions disclosed elsewhere in these condensed interim financial statements, the Group entered into the following material related party transactions during the period/year:

(a) Transactions with fellow subsidiaries

Details of material related party transactions between the Group and its fellow subsidiaries are as follows:

	For the twelve months ended 30 June	
	2009	2008
	(unaudited)	(audited)
	HK$ million	HK$ million
Other interest expense (note (i))	9	37
Management fee income (note (iii))	6	6

(b) Transactions with associates and jointly controlled entities

Details of material related party transactions between the Group and its associates and jointly controlled entities are as follows:

	For the twelve months ended 30 June	
	2009	2008
	(unaudited)	(audited)
	HK$ million	HK$ million
Other interest income (note (i))	6	17
Construction income (note (ii))	334	207
Management fee income (note (iii))	11	23
Professional fee income (note (iii))	2	3
Sales commission income (note (iii))	24	33
Rental expenses (note (iii))	64	61

Notes:

(i) Interest income and expense are calculated on the balance of loans outstanding from time to time by reference to Hong Kong Interbank Offered Rate or prime rate.

(ii) These transactions represent cost reimbursements plus certain percentage thereon as service fees.

(iii) These transactions were carried out on normal commercial terms and in the ordinary course of business.

Notes to the Condensed Interim Financial Statements (unaudited)

22 Material related party transactions (continued)

(c) Transactions with a company owned by a director of the Company

Mr. Lee Ka Kit, a director of the Company, through a company owned by him (the "entity") had separate interests in a subsidiary and an associate of the Group and through which the Group held its interests in certain development projects in mainland China. The entity agreed to provide and had provided finance in the form of non-interest bearing advances to such subsidiary and associate in accordance with the percentage of its equity interests in these companies.

At 30 June 2009, there was no outstanding balance between the entity and the abovementioned subsidiary (2008: HK$Nil) and the advance by the entity to the abovementioned associate amounted to HK$80 million (2008: HK$81 million). Such amount was unsecured and has no fixed terms of repayment.

23 Non-adjusting post balance sheet event

After the balance sheet date, the directors declared a second interim dividend. Further details are disclosed in note 9(a).

24 Comparative figures

As a result of adopting HK(IFRIC)-Int 12 "Service concession arrangements", certain comparative figures have been restated. Details of the adoption of this new accounting policy are set out in note 2.

Financial Review

Results of operations

The following discussions should be read in conjunction with the Company's unaudited condensed interim financial statements for the twelve months ended 30 June 2009.

Turnover and profit

	Turnover		Contribution from operations	
	Twelve months ended 30 June 2009 (unaudited) HK$ million	Year ended 30 June 2008 (audited) HK$ million	**Twelve months ended 30 June 2009 (unaudited) HK$ million**	Year ended 30 June 2008 (audited and restated) HK$ million
Business segments				
– Property development	**4,084**	9,173	**1,038**	2,737
– Property leasing	**2,746**	2,625	**1,732**	1,741
– Construction	**335**	317	**(11)**	1
– Infrastructure	**299**	272	**223**	194
– Hotel operation	**171**	186	**31**	39
– Department store operation	**268**	257	**38**	42
– Other businesses	**557**	662	**137**	343
	8,460	13,492	**3,188**	5,097

	Twelve months ended 30 June 2009 (unaudited) HK$ million	Year ended 30 June 2008 (audited and restated) HK$ million
Profit attributable to equity shareholders of the Company		
– including the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the Group's subsidiaries, associates and jointly controlled entities	**5,541**	15,473
– excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the Group's subsidiaries, associates and jointly controlled entities	**3,511**	5,708

The Group recorded a decrease in turnover for the twelve months ended 30 June 2009 of HK$5,032 million, or 37%, to HK$8,460 million (2008: HK$13,492 million). The decrease was mainly attributable to the decrease in turnover in the Group's property development business segment, as a result of the decrease in property sales during the twelve months ended 30 June 2009 which was adversely affected by the unfavourable market conditions after the outbreak of the global financial crisis in September 2008.

Profit attributable to equity shareholders of the Company for the twelve months ended 30 June 2009, excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the Group's subsidiaries, associates and jointly controlled entities, amounted to HK$3,511 million (2008 (restated): HK$5,708 million), representing a decrease of HK$2,197 million, or 38%, from that for the previous financial year. Such decrease was mainly attributable to the decrease in profit contribution from the Group's property development business for the same reason as mentioned above, as well as the decrease in the Group's share of post-tax profits less losses from associates and jointly controlled entities as described below.

Excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the Group's subsidiaries, associates and jointly controlled entities, earnings per share for the twelve months ended 30 June 2009 were HK$1.64 (2008: HK$2.78).

Discussions on the major business segments are set out below.

Property development

Revenue from property development for the twelve months ended 30 June 2009 amounted to HK$4,084 million (2008: HK$9,173 million), representing a decrease of HK$5,089 million, or 55%, from that for the previous financial year. During the twelve months ended 30 June 2009, the Group's sales of the major property projects included The Sparkle, The Beverly Hills, Cité 33 and 8 Royal Green in Hong Kong and Hengli Bayview in Guangzhou, mainland China. Together with the sales of other completed properties, total profit contribution amounted to HK$1,038 million during the twelve months ended 30 June 2009 (2008: HK$2,737 million), representing a decrease of HK$1,699 million, or 62%, from that for the previous financial year.

During the twelve months ended 30 June 2009, the Group's share of pre-tax profit contributions from subsidiaries, associates and jointly controlled entities in relation to property development segment in total amounted to HK$1,436 million (2008: HK$4,385 million), comprising contribution from subsidiaries of HK$1,038 million (2008: HK$2,737 million), contribution from associates of HK$164 million (2008: HK$1,185 million) and contribution from jointly controlled entities of HK$234 million (2008: HK$463 million). In respect of the foregoing, the contribution from associates during the twelve months ended 30 June 2009 included (inter alia) profits generated from the sales of units of Grand Promenade held by The Hong Kong and China Gas Company Limited ("HKCG", a listed associate of the Company) and the sales of units of Shining Heights held by Hong Kong Ferry (Holdings) Company Limited ("HK Ferry", a listed associate of the Company).

Property leasing

Revenue from property leasing for the twelve months ended 30 June 2009 amounted to HK$2,746 million (2008: HK$2,625 million), representing an increase of HK$121 million, or 5%, over that for the previous financial year. At 30 June 2009, the Group's major investment properties in Hong Kong (other than Kwun Tong 223 which was completed in January 2008) recorded an average occupancy rate of 95% (2008: 95%) and in a number of cases there were increases in the new rents upon lease renewals and new lettings when compared with the corresponding passing rents during the twelve months ended 30 June 2009. Profit contribution from property leasing for the twelve months ended 30 June 2009 amounted to HK$1,732 million (2008: HK$1,741 million), representing a slight decrease of HK$9 million, or 1%, from that for the previous financial year.

Taking into account the Group's share of leasing revenue from properties owned by subsidiaries, associates and jointly controlled entities, gross revenue from property leasing attributable to the Group during the twelve months ended 30 June 2009 amounted to HK$4,241 million (2008: HK$3,872 million), representing an increase of HK$369 million, or 10%, over that for the previous financial year.

During the twelve months ended 30 June 2009, the Group's share of pre-tax net rental income from properties owned by subsidiaries, associates and jointly controlled entities (before any changes in fair value of investment properties and related deferred taxation) in total amounted to HK$2,941 million which represents an increase of HK$213 million, or 8%, over the corresponding amount of HK$2,728 million for the previous financial year. The Group's share of pre-tax net rental income comprises contribution from subsidiaries of HK$1,732 million (2008: HK$1,741 million), contribution from associates of HK$390 million (2008: HK$346 million) and contribution from jointly controlled entities of HK$819 million (2008: HK$641 million).

Construction

The Group principally engages in construction contracts for property development projects in which the Group participates, including property development projects undertaken by the Group's associates and jointly controlled entities. During the twelve months ended 30 June 2009, turnover from construction activities increased by 6% to HK$335 million (2008: HK$317 million) as a result of the completion of two major construction projects during the period. Nevertheless, the construction segment reported a loss from operations of HK$11 million (2008: profit contribution of HK$1 million), for the reasons that the construction segment recorded, during the twelve months ended 30 June 2009, (i) reduced profit contribution from the leasing of tower cranes due to reduced construction activities during the period; and (ii) an increase in staff costs which were incurred by the construction segment and not allocated to the property development segment due to the reduced turnover of the property development segment during the period, which is the allocation basis of staff costs from the construction segment to the property development segment. In addition, during the twelve months ended 30 June 2009, the construction segment did not record any profit arising from the finalisation of costs with contractors for projects developed and completed in prior years.

Infrastructure

Infrastructure projects in mainland China reported a turnover of HK$299 million for the twelve months ended 30 June 2009 (2008: HK$272 million), representing an increase of HK$27 million, or 10%, over that for the previous financial year. The increase was primarily driven by the increase in traffic volume of the toll bridge in Hangzhou and in exchange gain upon conversion of Renminbi to Hong Kong dollars during the twelve months ended 30 June 2009 when compared with the previous financial year. Profit contribution from this business segment for the twelve months ended 30 June 2009 increased by HK$29 million, or 15%, to HK$223 million (2008 (restated): HK$194 million).

Hotel operation

Due to the adverse impacts of the unfavourable economic conditions after the outbreak of the global financial crisis in September 2008 and the outbreak of the H1N1 pandemic in the second quarter of 2009, turnover from hotel operation for the twelve months ended 30 June 2009 decreased by HK$15 million, or 8%, from that of the previous financial year to HK$171 million. Profit contribution from this business segment for the twelve months ended 30 June 2009 decreased by HK$8 million, or 21%, from that of the previous financial year to HK$31 million.

Department store operation

The Group operates five department stores under the name of "Citistore" and three boutique stores in Hong Kong. Revenue from department store operation for the twelve months ended 30 June 2009 amounted to HK$268 million (2008: HK$257 million), which recorded an increase of HK$11 million, or 4%, over that of the previous financial year. Profit contribution from department store operation for the twelve months ended 30 June 2009 amounted to HK$38 million (2008: HK$42 million), which nevertheless recorded a decrease of HK$4 million, or 10%, from that of the previous financial year for the reasons of increased staff costs and impairment on stock losses.

Other businesses

Other businesses comprise mainly provision of finance, investment holding, project management, property management, agency services and provision of cleaning and security guard services, which altogether reported a turnover of HK$557 million for the twelve months ended 30 June 2009 (2008: HK$662 million), representing a decrease of HK$105 million, or 16%, from that for the previous financial year. The decrease in the turnover during the twelve months ended 30 June 2009 is mainly attributable to (i) the decrease in proceeds from the sale of land sites and agricultural land; (ii) the decrease in revenue generated from the provision of finance due to the decrease in the volume of the Group's property sales in Hong Kong; and (iii) the decrease in revenue generated from project management which is mainly due to the decrease in sales commissions earned by the Group given the decrease in property sales revenue generated by the Group's associates and jointly controlled entities. Accordingly, profit contribution from other businesses for the twelve months ended 30 June 2009 decreased by HK$206 million, or 60%, to HK$137 million (2008: HK$343 million).

Associates

The Group's share of post-tax profits less losses of associates during the twelve months ended 30 June 2009 amounted to HK$1,899 million (2008: HK$3,224 million), representing a decrease of HK$1,325 million, or 41%, from that for the previous financial year. Excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the associates of HK$229 million during the twelve months ended 30 June 2009 (2008: HK$1,015 million), the Group's share of the underlying post-tax profits less losses of associates for the twelve months ended 30 June 2009 amounted to HK$1,670 million (2008: HK$2,209 million), representing a decrease of HK$539 million, or 24%, from the previous financial year.

In respect of the Group's three listed associates (namely, HKCG, Miramar Hotel and Investment Company, Limited ("Miramar") and HK Ferry), the Group's aggregate share of their post-tax profits for the twelve months ended 30 June 2009 amounted to HK$1,921 million (2008: HK$2,844 million), representing a decrease of HK$923 million, or 32%, from that for the previous financial year. Excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by these three listed associates of HK$303 million during the twelve months ended 30 June 2009 (2008: HK$833 million), the Group's share of the underlying post-tax profits of these three listed associates amounted to HK$1,618 million for the twelve months ended 30 June 2009 (2008: HK$2,011 million), representing a decrease of HK$393 million, or 20%, from that for the previous financial year. During the twelve months ended 30 June 2009, the Group recorded a decrease in the share of profits from (i) HKCG of HK$631 million, mainly for the reason of the decrease in the Group's share of profit contribution from property sales of HK$727 million; (ii) Miramar of HK$274 million, mainly for the reasons of the decrease in the Group's share of profit contribution from hotel operations of HK$49 million due to phased closure of guestrooms for remodelling and refitting as part of the major rebranding programme of The Mira Hong Kong during its financial year ended 31 March 2009, and the increase in the Group's share of fair value loss (after deferred tax) on Miramar's investment properties of HK$248 million during its financial year ended 31 March 2009 compared with its previous financial year ended 31 March 2008; and (iii) HK Ferry of HK$18 million, for the reasons of the increase in the Group's share of profit contribution from property sales of HK$50 million (mainly in relation to Shining Heights which was launched for sale during the period) and savings in impairment of fixed assets and provisions on litigations incurred for the ferry and shipyard operations during the corresponding twelve months ended 30 June 2008 in the total amount of HK$37 million, but whose aggregate effect is offset by the increase in the Group's share of net investment loss of HK$54 million and the increase in the Group's share of fair value loss (after deferred tax) on HK Ferry's investment properties of HK$52 million during the twelve months ended 30 June 2009 compared with the corresponding twelve months ended 30 June 2008.

Jointly controlled entities

The Group's share of post-tax profits less losses of jointly controlled entities which are mainly engaged in property development and property investment activities amounted to HK$3,091 million (2008: HK$3,938 million), representing a decrease of HK$847 million, or 22%, from that for the previous financial year. Excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the jointly controlled entities of HK$2,191 million during the twelve months ended 30 June 2009 (2008: HK$2,976 million), the Group's share of the underlying post-tax profits less losses of jointly controlled entities for the twelve months ended 30 June 2009 amounted to HK$900 million (2008: HK$962 million), representing a decrease of HK$62 million, or 6%, from that of the previous financial year. Such decrease was mainly attributable to (i) the increase in the Group's share of profit contribution from property leasing, mainly in relation to the IFC Complex, of HK$200 million; (ii) the decrease in the Group's share of profit contribution from property sales of HK$192 million; (iii) the decrease in the Group's share of profit contribution from hotel operations of HK$21 million; and (iv) the decrease in the exchange gain of HK$47 million in relation to the Group's investment in a jointly controlled entity which owns a property development project in mainland China, compared with the corresponding financial year ended 30 June 2008.

Finance costs

Finance costs recognised as expenses for the twelve months ended 30 June 2009 were HK$896 million (2008: HK$576 million). Finance costs before interest capitalisation for the twelve months ended 30 June 2009 were HK$1,304 million (2008: HK$1,096 million). During the twelve months ended 30 June 2009, the Group's effective borrowing rate was approximately 3.17% per annum (2008: approximately 4.01% per annum).

Revaluation of investment properties

The Group recognised a decrease in fair value on its investment properties (before deferred taxation and minority interests) of HK$190 million in the consolidated profit and loss account for the twelve months ended 30 June 2009 (2008: increase in fair value of HK$6,706 million).

Financial resources and liquidity

Maturity profile and interest cover

At 30 June 2009, the aggregate amount of the Group's bank and other borrowings amounted to approximately HK$39,020 million (2008: HK$35,626 million), of which 99.9% (2008: 99.9%) in value was unsecured. The maturity profile of the bank and other borrowings, the cash and bank balances and the gearing ratio of the Group were as follows:

	At 30 June 2009 HK$ million	At 30 June 2008 HK$ million
Bank and other borrowings repayable:		
– Within 1 year	**3,894**	3,307
– After 1 year but within 2 years	**5,894**	9,093
– After 2 years but within 5 years	**26,067**	19,914
– After 5 years	**3,165**	3,312
Total bank and other borrowings	**39,020**	35,626
Less: Cash and bank balances	**(17,622)**	(15,675)
Net bank and other borrowings	**21,398**	19,951
Shareholders' funds *(2008 – restated)*	**124,396**	121,196
Gearing ratio (%)	**17.2%**	16.5%

Gearing ratio is calculated based on the net bank and other borrowings and shareholders' funds of the Group at the balance sheet date. The Group's gearing ratio increased from 16.5% at 30 June 2008 to 17.2% at 30 June 2009, which is attributable mainly to the combined effect of the increases, at the end of the period, in the Group's net bank and other borrowings and shareholders' funds.

The interest cover of the Group is calculated as follows:

	Twelve months ended 30 June 2009 HK$ million	Year ended 30 June 2008 HK$ million
Profit from operations (before changes in fair value of investment properties) plus the Group's share of the underlying profits less losses of associates and jointly controlled entities (before taxation) *(2008 – restated)*	5,373	8,168
Interest expense (before interest capitalisation)	1,250	1,055
Interest cover (times)	4	8

With abundant banking facilities in place and the recurrent income generation from its operations, the Group has adequate financial resources in meeting the funding requirements for its ongoing operations as well as its future expansion.

Treasury and financial management

The Group is exposed to interest rate and foreign exchange risks. To efficiently and effectively manage these risks, the Group's financing and treasury activities were centrally co-ordinated at the corporate level. As a matter of policy, all transactions in derivative financial instruments are undertaken solely for risk management purposes and no derivative financial instruments are held by the Group for speculative purposes.

The Group conducts its business primarily in Hong Kong with the related cash flows, assets and liabilities being denominated mainly in Hong Kong dollars. The Group's primary foreign exchange exposure arises from its property developments and investments in mainland China which are denominated in Renminbi ("RMB"), the guaranteed notes ("Notes") which are denominated in United States dollars and Sterling, and certain bank borrowings denominated in United States dollars ("USD borrowings").

In respect of the Group's operations in mainland China, apart from its capital contributions and, in some cases, loan contributions to projects which are denominated in RMB and are not hedged, the Group endeavours to establish a natural hedge by maintaining an appropriate level of external borrowings in RMB. In respect of the Notes and the USD borrowings, there were interest rate swap contracts and cross currency swap contracts which were entered into between the Group and certain counterparty banks in the aggregate notional principal amounts of US$524,000,000 and £50,000,000 at 30 June 2009 (2008: US$325,000,000 and £50,000,000). Furthermore, in respect of certain of the Group's bank loans denominated in Hong Kong dollars which bear floating interest rates ("HKD borrowings"), there were interest rate swap contracts which were entered into between the Group and certain counterparty banks in the aggregate notional principal amount of HK$2,450,000,000 at 30 June 2009 (2008: HK$Nil).

The purpose of the abovementioned swap contracts is to enable the Group to hedge against (i) the interest rate risk and foreign exchange risk which may arise during the financial years between the issuance date and the maturity date in respect of the entire amount of each tranche of the Notes and between the drawdown dates and the repayment dates in respect of the entire amounts of the USD borrowings; and (ii) the interest rate risk which may arise during the financial years between the drawdown dates and the repayment dates in respect of the HKD borrowings to the extent of HK$2,450,000,000 at 30 June 2009. As a result, the Group does not expect any significant interest rate risk and foreign exchange risk exposures in relation to the Notes and the USD borrowings, and any significant interest rate risk exposure in relation to the Group's HKD borrowings to the extent of HK$2,450,000,000 at 30 June 2009.

Material acquisitions and disposals

On 12 March 2009, Hong Kong Vigorous Limited ("Vigorous"), a 70%-owned subsidiary of Henderson Investment Limited (a listed subsidiary of the Company), entered into an agreement (the "Agreement") with 馬鞍山市過境公路建設開發有限公司 (Maanshan City Cross Border Highway Construction Development Company Limited) ("Maanshan Highway JV Partner"), a state-owned enterprise which has a 30% beneficial interest in Maanshan Huan Tong Highway Development Limited ("Maanshan Highway JV", being the joint venture engaged in the operation of Maanshan City Ring Road), in relation to the sale by Vigorous of its entire 70% interest in Maanshan Highway JV to Maanshan Highway JV Partner for a consideration of RMB122 million (equivalent to HK$138 million). At 30 June 2009, the transaction had yet to be completed and the assets and liabilities associated with the operations of Maanshan Highway JV, including the toll highway operating right, were classified as held for sale. Further details are set out in note 17 to the Company's unaudited condensed consolidated interim financial statements for the twelve months ended 30 June 2009.

Save as disclosed above, the Group did not undertake any significant acquisition or other significant disposals of subsidiaries or assets during the twelve months ended 30 June 2009.

Charge on assets

Assets of the Group were not charged to any third parties at 30 June 2009, except that certain project financing facilities which were extended by banks to a subsidiary of the Company engaged in infrastructure projects in mainland China were secured by the Group's toll highway operating right. At 30 June 2009, the outstanding balance of the Group's secured bank loans grouped under "Liabilities associated with assets classified as held for sale" was HK$29 million (2008: HK$40 million which was grouped under "Bank loans and overdrafts").

Capital commitments

At 30 June 2009, capital commitments of the Group amounted to HK$15,754 million (2008: HK$16,703 million).

Contingent liabilities

At 30 June 2009, the Group's contingent liabilities amounted to HK$159 million (2008: HK$124 million).

Employees and remuneration policy

At 30 June 2009, the Group had approximately 7,700 (2008: 7,300) full-time employees. The remuneration of the employees is in line with the market and commensurable with the level of pay in the industry. Discretionary year-end bonuses are payable to the employees based on individual performance. Other benefits to the employees include medical insurance, retirement scheme, training programmes and education subsidies.

Total staff costs for the twelve months ended 30 June 2009 amounted to HK$1,404 million (2008: HK$1,355 million).

Other Information

Credit Agreements with Covenants of the Controlling Shareholders

A wholly-owned subsidiary of the Company has continuously acted as borrower for a HK$10,000,000,000 revolving credit facility (the "First Facility") obtained in 2004 that consisted of a 5-year and a 7-year tranche in equal amounts from a syndicate of banks under the guarantee given by the Company. The 5-year tranche of the First Facility was fully repaid and cancelled in July 2009.

Two wholly-owned subsidiaries of the Company, as borrowers, have obtained a HK$13,350,000,000 5-year revolving credit facility (the "Second Facility") and a HK$8,000,000,000 3-year term loan facility (the "Third Facility") from two groups of syndicate of banks under the guarantee given by the Company in 2006 and 2009 respectively.

In connection with the respective First Facility, Second Facility and Third Facility, it will be an event of default if the Company is deemed to be ultimately controlled by any person(s) other than Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them or any trust in which Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them are beneficiaries. If any event of default occurs, the respective First Facility, Second Facility and Third Facility may become due and payable on demand.

Review of Second Interim Results

The second unaudited interim results for the twelve months ended 30 June 2009 have been reviewed by the auditors of the Company, KPMG in accordance with Hong Kong Standard on Review Engagements 2410 "Review of interim financial information performed by the independent auditor of the entity" issued by the Hong Kong Institute of Certified Public Accountants, the report of which is included on page 68.

Purchase, Sale or Redemption of the Company's Listed Securities

During the period under review, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Audit Committee

The Audit Committee met in August 2009 and reviewed the systems of internal control and compliance and the second interim report for the twelve months ended 30 June 2009.

Code on Corporate Governance Practices

During the twelve months ended 30 June 2009, the Company has complied with the Code on Corporate Governance Practices (the "CGP Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that the roles of the chairman and the chief executive officer of the Company have not been segregated as required by code provision A.2.1 of the CGP Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in the property business, shall continue in his dual capacity as the Chairman and Managing Director.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiry, the Company confirmed that all Directors have complied with the required standard as set out in the Model Code.

Changes in the Information of Directors

Pursuant to Rule 13.51B(1) of the Listing Rules, changes in the information of Directors of the Company required to be disclosed are shown as follows:

Mr. Lee Ka Kit was appointed a Justice of Peace by The Government of the Hong Kong Special Administrative Region on 1 July 2009. In addition, Mr. Gordon Kwong Che Keung ceased to be a director of Ping An Insurance (Group) Company of China, Ltd., a company listed on The Stock Exchange of Hong Kong Limited, on 3 June 2009.

Changes in the amount of the Directors' remuneration are set out in note 8 to the unaudited condensed consolidated interim financial statements on pages 38 and 39.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 28 August 2009

As at the date of this report, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Disclosure of Interests

Directors' Interests in Shares

As at 30 June 2009, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or which were notified to the Company or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

(A) **Ordinary Shares** (unless otherwise specified)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Land Development Company Limited	Lee Shau Kee	1	7,269,006		1,149,305,866		1,156,574,872	53.88
	Lee Ka Kit	1				1,149,305,866	1,149,305,866	53.54
	Lee Ka Shing	1				1,149,305,866	1,149,305,866	53.54
	Li Ning	1		1,149,305,866			1,149,305,866	53.54
	Lee Tat Man	2	111,393				111,393	0.01
	Lee Pui Ling, Angelina	3	30,000				30,000	0.00
	Lee King Yue	4	252,263		19,800		272,063	0.01
	Fung Lee Woon King	5	1,000,000				1,000,000	0.05
	Woo Ka Biu, Jackson	6		2,000			2,000	0.00
Henderson Investment Limited	Lee Shau Kee	7	34,779,936		2,076,089,007		2,110,868,943	69.27
	Lee Ka Kit	7				2,076,089,007	2,076,089,007	68.13
	Lee Ka Shing	7				2,076,089,007	2,076,089,007	68.13
	Li Ning	7		2,076,089,007			2,076,089,007	68.13
	Lee Tat Man	8	6,666				6,666	0.00
	Lee King Yue	9	1,001,739				1,001,739	0.03

(A) **Ordinary Shares** (unless otherwise specified) (continued)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
The Hong Kong and China Gas Company Limited	Lee Shau Kee	10	3,903,670		2,705,807,442		2,709,711,112	41.30
	Lee Ka Kit	10				2,705,807,442	2,705,807,442	41.24
	Lee Ka Shing	10				2,705,807,442	2,705,807,442	41.24
	Li Ning	10		2,705,807,442			2,705,807,442	41.24
	Au Siu Kee, Alexander	11		60,500			60,500	0.00
Hong Kong Ferry (Holdings) Company Limited	Lee Shau Kee	12	7,799,220		111,732,090		119,531,310	33.55
	Lee Ka Kit	12				111,732,090	111,732,090	31.36
	Lee Ka Shing	12				111,732,090	111,732,090	31.36
	Li Ning	12		111,732,090			111,732,090	31.36
	Lam Ko Yin, Colin	13	150,000				150,000	0.04
	Fung Lee Woon King	14	465,100				465,100	0.13
	Leung Hay Man	15	2,250				2,250	0.00
Miramar Hotel and Investment Company, Limited	Lee Shau Kee	16			255,188,250		255,188,250	44.21
	Lee Ka Kit	16				255,188,250	255,188,250	44.21
	Lee Ka Shing	16				255,188,250	255,188,250	44.21
	Li Ning	16		255,188,250			255,188,250	44.21
	Woo Po Shing	17	2,705,000		2,455,000		5,160,000	0.89
Towngas China Company Limited	Lee Shau Kee	18			893,172,901		893,172,901	45.63
	Lee Ka Kit	18				893,172,901	893,172,901	45.63
	Lee Ka Shing	18				893,172,901	893,172,901	45.63
	Li Ning	18		893,172,901			893,172,901	45.63

(A) **Ordinary Shares** (unless otherwise specified) (continued)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Development Limited	Lee Shau Kee	19			8,190 (Ordinary A Shares)		8,190 (Ordinary A Shares)	100.00
	Lee Shau Kee	20			3,510 (Non-voting B Shares)		3,510 (Non-voting B Shares)	100.00
	Lee Shau Kee	21	35,000,000 (Non-voting Deferred Shares)		15,000,000 (Non-voting Deferred Shares)		50,000,000 (Non-voting Deferred Shares)	100.00
	Lee Ka Kit	19				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Kit	20				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Kit	21				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Lee Ka Shing	19				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Shing	20				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Shing	21				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Li Ning	19		8,190 (Ordinary A Shares)			8,190 (Ordinary A Shares)	100.00
	Li Ning	20		3,510 (Non-voting B Shares)			3,510 (Non-voting B Shares)	100.00
	Li Ning	21		15,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares)	30.00

(A) **Ordinary Shares** (unless otherwise specified) (continued)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Best Homes Limited	Lee Shau Kee	22			26,000		26,000	100.00
	Lee Ka Kit	22				26,000	26,000	100.00
	Lee Ka Shing	22				26,000	26,000	100.00
	Li Ning	22		26,000			26,000	100.00
Drinkwater Investment Limited	Leung Hay Man	23			5,000		5,000	4.49
	Woo Po Shing	24			3,250		3,250	2.92
Feswin Investment Limited	Lee Ka Kit	25			5,000	5,000	10,000	100.00
Fordley Investment Limited	Fung Lee Woon King	26	2,000				2,000	20.00
Furnline Limited	Lee Shau Kee	27			100 (A Shares)		100 (A Shares)	100.00
	Lee Shau Kee	28			1 (B Share)		1 (B Share)	100.00
	Lee Ka Kit	27				100 (A Shares)	100 (A Shares)	100.00
	Lee Ka Kit	28				1 (B Share)	1 (B Share)	100.00
	Lee Ka Shing	27				100 (A Shares)	100 (A Shares)	100.00
	Lee Ka Shing	28				1 (B Share)	1 (B Share)	100.00
	Li Ning	27		100 (A Shares)			100 (A Shares)	100.00
	Li Ning	28		1 (B Share)			1 (B Share)	100.00

(A) Ordinary Shares (unless otherwise specified) (continued)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Gain Base Development Limited	Fung Lee Woon King	29	50				50	5.00
Henfield Properties Limited	Lee Ka Kit	30			4,000	6,000	10,000	100.00
Heyield Estate Limited	Lee Shau Kee	31			100		100	100.00
	Lee Ka Kit	31				100	100	100.00
	Lee Ka Shing	31				100	100	100.00
	Li Ning	31		100			100	100.00
Perfect Bright Properties Inc.	Lee Shau Kee	32			100 (A Shares)		100 (A Shares)	100.00
	Lee Shau Kee	33			1 (B Share)		1 (B Share)	100.00
	Lee Ka Kit	32				100 (A Shares)	100 (A Shares)	100.00
	Lee Ka Kit	33				1 (B Share)	1 (B Share)	100.00
	Lee Ka Shing	32				100 (A Shares)	100 (A Shares)	100.00
	Lee Ka Shing	33				1 (B Share)	1 (B Share)	100.00
	Li Ning	32		100 (A Shares)			100 (A Shares)	100.00
	Li Ning	33		1 (B Share)			1 (B Share)	100.00

(A) **Ordinary Shares** (unless otherwise specified) (continued)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Pettystar Investment Limited	Lee Shau Kee	34			3,240		3,240	80.00
	Lee Ka Kit	34				3,240	3,240	80.00
	Lee Ka Shing	34				3,240	3,240	80.00
	Li Ning	34		3,240			3,240	80.00

(B) **Debentures**

Issuer and type of debentures	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
HKCG (Finance) Limited - 6.25% Guaranteed Notes due 2018	Au Siu Kee, Alexander	35				US$500,000	US$500,000

Save as disclosed above, none of the Directors or Chief Executive of the Company or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations as defined in the SFO.

Arrangements to Purchase Shares or Debentures

At no time during the twelve months ended 30 June 2009 was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Substantial Shareholders' and Others' Interests

As at 30 June 2009, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long Positions

	No. of shares in which interested	% Interest
Substantial Shareholders:		
Rimmer (Cayman) Limited (Note 1)	1,149,305,866	53.54
Riddick (Cayman) Limited (Note 1)	1,149,305,866	53.54
Hopkins (Cayman) Limited (Note 1)	1,149,305,866	53.54
Henderson Development Limited (Note 1)	1,147,939,800	53.47
Yamina Investment Limited (Note 1)	563,631,300	26.26
Believegood Limited (Note 1)	247,239,300	11.52
South Base Limited (Note 1)	247,239,300	11.52
Persons other than Substantial Shareholders:		
Cameron Enterprise Inc. (Note 1)	145,090,000	6.76
Third Avenue Management LLC on behalf of numerous portfolios	150,527,988	7.01
Third Avenue Management LLC on behalf of the Third Avenue Value Fund (Note 36)	103,328,000	5.32

Notes:

1. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 7,269,006 shares and for the remaining 1,149,305,866 shares, (i) 570,743,800 shares were owned by Henderson Development Limited ("HD"); (ii) 7,962,100 shares were owned by Sandra Investment Limited which was a wholly-owned subsidiary of HD; (iii) 145,090,000 shares were owned by Cameron Enterprise Inc.; 247,239,300 shares were owned by Believegood Limited which was wholly-owned by South Base Limited; 61,302,000 shares were owned by Prosglass Investment Limited which was wholly-owned by Jayasia Investments Limited; 55,000,000 shares were owned by Fancy Eye Limited which was wholly-owned by Mei Yu Ltd.; 55,000,000 shares were owned by Spreadral Limited which was wholly-owned by World Crest Ltd.; and Cameron Enterprise Inc., South Base Limited, Jayasia Investments Limited, Mei Yu Ltd. and World Crest Ltd. were wholly-owned subsidiaries of Yamina Investment Limited which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of The Hong Kong and China Gas Company Limited ("China Gas") which was 39.68% held by Henderson Land Development Company Limited ("HL") which in turn was 53.47% held by HD; and (v) 1,366,066 shares were owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

2. Mr. Lee Tat Man was the beneficial owner of these shares.

3. Mrs. Lee Pui Ling, Angelina was the beneficial owner of these shares.

4. Mr. Lee King Yue was the beneficial owner of 252,263 shares, and the remaining 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.

5. Madam Fung Lee Woon King was the beneficial owner of these shares.

6. These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.

7. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 34,779,936 shares, and for the remaining 2,076,089,007 shares, (i) 802,854,200 shares, 602,398,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which in turn was 100% held by HL; and (ii) 5,615,148 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HL and Fu Sang as set out in Note 1 and Henderson Investment Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

8. Mr. Lee Tat Man was the beneficial owner of these shares.

9. Mr. Lee King Yue was the beneficial owner of these shares.

10. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 3,903,670 shares, and for the remaining 2,705,807,442 shares, (i) 1,402,419,759 shares and 585,912,251 shares were respectively owned by Disralei Investment Limited and Medley Investment Limited, both of which were wholly-owned subsidiaries of Timpani Investments Limited; 615,295,494 shares were owned by Macrostar Investment Limited, a wholly-owned subsidiary of Chelco Investment Limited; and Timpani Investments Limited and Chelco Investment Limited were wholly-owned subsidiaries of Faxson Investment Limited which in turn was 100% held by HL; (ii) 4,799,430 shares were owned by Boldwin Enterprises Limited, a wholly-owned subsidiary of Yamina Investment Limited which was 100% held by HD; and (iii) 97,380,508 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HL, HD and Fu Sang as set out in Note 1 and China Gas by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

11. These shares were owned by the wife of Mr. Au Siu Kee, Alexander.

12. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 7,799,220 shares, and for the remaining 111,732,090 shares, (i) 23,400,000 shares each were respectively owned by Graf Investment Limited, Mount Sherpa Limited and Paillard Investment Limited, all of which were wholly-owned subsidiaries of Pataca Enterprises Limited which in turn was 100% held by HL; and (ii) 41,532,090 shares were held by Wiselin Investment Limited, a wholly-owned subsidiary of Max-mercan Investment Limited; Max-mercan Investment Limited was wholly-owned by Camay Investment Limited which in turn was 100% held by HL. Dr. Lee Shau Kee was taken to be interested in HL as set out in Note 1 and Hong Kong Ferry (Holdings) Company Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

13. Mr. Lam Ko Yin, Colin was the beneficial owner of these shares.

14. Madam Fung Lee Woon King was the beneficial owner of these shares.

15. Mr. Leung Hay Man was the beneficial owner of these shares.

16. Of these shares, 100,612,750 shares, 79,121,500 shares and 75,454,000 shares were respectively owned by Higgins Holdings Limited, Multiglade Holdings Limited and Threadwell Limited, all of which were wholly-owned subsidiaries of Aynbury Investments Limited which in turn was 100% held by HL. Dr. Lee Shau Kee was taken to be interested in HL as set out in Note 1 and Miramar Hotel and Investment Company, Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

17. Of these shares, Sir Po-shing Woo was the beneficial owner of 2,705,000 shares, and the remaining 2,455,000 shares were held by Fong Fun Company Limited which was 50% owned by Sir Po-shing Woo.

18. These shares were owned by Hong Kong & China Gas (China) Limited, Planwise Properties Limited and Superfun Enterprises Limited, wholly-owned subsidiaries of China Gas. Dr. Lee Shau Kee was taken to be interested in China Gas as set out in Note 10 and Towngas China Company Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

19. These shares were held by Hopkins as trustee of the Unit Trust.

20. These shares were held by Hopkins as trustee of the Unit Trust.

21. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 35,000,000 shares, and Fu Sang owned the remaining 15,000,000 shares.

22. Of these shares, (i) 10,400 shares were owned by HL; (ii) 2,600 shares were owned by HD; and (iii) 13,000 shares were owned by Manifest Investments Limited which was 74.16% held by Wealth Sand Limited which in turn was 70% held by Firban Limited. Firban Limited was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, and Jetwin International Limited was the sole holder of A shares in each of Perfect Bright Properties Inc. and Furnline Limited (the "A Shares") with the A Shares being entitled to all interests and, liable for all liabilities in Firban Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.

23. These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.

24. These shares were held by Coningham Investment Inc. which was wholly-owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.

25. Of these shares, (i) 5,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 5,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by Henderson China Holdings Limited ("HC"), an indirect wholly-owned subsidiary of HL.

26. Madam Fung Lee Woon King was the beneficial owner of these shares.

27. These shares were owned by Jetwin International Limited.

28. This share was owned by Sunnice Investment Limited, a wholly-owned subsidiary of Profit Best Development Limited which in turn was wholly-owned by HL.

29. Madam Fung Lee Woon King was the beneficial owner of these shares.

30. Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

31. Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HL; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, and Jetwin International Limited was the sole holder of A shares in each of Perfect Bright Properties Inc. and Furnline Limited (the "A Shares") with the A Shares being entitled to all interests and, liable for all liabilities in Heyield Estate Limited.

32. These shares were owned by Jetwin International Limited.

33. This share was owned by Sunnice Investment Limited, a wholly-owned subsidiary of Profit Best Development Limited which in turn was wholly-owned by HL.

34. Of these shares, (i) 3,038 shares were owned by HL; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, and Jetwin International Limited was the sole holder of A shares in each of Perfect Bright Properties Inc. and Furnline Limited (the "A Shares") with the A Shares being entitled to all interests and, liable for all liabilities in Allied Best Investment Limited.

35. HKCG (Finance) Limited was a wholly-owned subsidiary of China Gas. These debentures were owned by Mr. Au Siu Kee, Alexander and his wife jointly.

36. These shares formed part of the 150,527,988 shares held by Third Avenue Management LLC on behalf of numerous portfolios and the percentage of such 103,328,000 shares was based on the then issued 1,942,580,000 shares of the Company as at the reporting date under SFO.

KPMG

REVIEW REPORT TO THE BOARD OF DIRECTORS OF HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Introduction

We have reviewed the condensed interim financial statements set out on pages 21 to 49 which comprise the consolidated balance sheet of Henderson Land Development Company Limited as of 30 June 2009 and the related consolidated profit and loss account, and consolidated statement of changes in equity and condensed consolidated cash flow statement for the twelve months period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of interim financial statements to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors are responsible for the preparation and presentation of the interim financial statements in accordance with Hong Kong Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the condensed interim financial statements and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of interim financial information performed by the independent auditor of the entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements as at 30 June 2009 are not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim financial reporting".

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

28 August 2009

目錄

二零零八／二零零九年度第二份中期業績摘要

	註	截至六月三十日止十二個月 二零零九年 未經審核 港幣百萬元	二零零八年 經審核 港幣百萬元	變動
物業銷售				
－營業額	1	**4,907**	11,163	-56%
－盈利貢獻	2	**1,436**	4,385	-67%
租金收入淨額	3	**2,941**	2,728	+8%
股東應佔盈利 *(二零零八年－重列)*				
－基本盈利	4	**3,511**	5,708	-38%
－公佈盈利		**5,541**	15,473	-64%
		港幣	港幣	
每股盈利				
－基本盈利	4	**1.64**	2.78	-41%
－公佈盈利		**2.58**	7.54	-66%
每股股息		**0.60**	1.10	-45%
		於二零零九年 六月三十日 未經審核 港幣	於二零零八年 六月三十日 經審核 港幣	
每股資產淨值 *(二零零八年－重列)*	5	**57.94**	56.45	+3%
每股經調整後資產淨值 *(二零零八年－重列)*	6	**61.50**	60.04	+2%
淨借貸相對股東權益		**17.2%**	16.5%	+0.7 百分點
		於二零零九年 六月三十日 百萬平方呎	於二零零八年 六月三十日 百萬平方呎	
香港				
土地儲備(以所佔樓面面積計)				
－發展中／待發展之物業	7	**8.6**	8.4	
－已建成收租物業	8	**10.4**	10.0	
		19.0	18.4	
農地(總土地面積)		**32.4**	34.0	
中國內地				
土地儲備(以所佔樓面面積計)				
－發展中／待發展之物業		**130.4**	115.7	
－已建成收租物業		**5.2**	3.1	
		135.6	118.8	

註：

1 *為集團應佔旗下附屬公司、聯營公司及共同控制公司於中、港兩地之售樓金額。*
2 *包括集團應佔旗下聯營公司及共同控制公司於中、港兩地售樓盈利貢獻。*
3 *包括集團應佔旗下聯營公司及共同控制公司於中、港兩地所持有之投資物業租金收入淨額。*
4 *撇除旗下附屬公司、聯營公司及共同控制公司所持有之投資物業公允價值變動(扣減遞延稅項)。*
5 *代表本公司股東應佔數額。*
6 *由於香港並無資本增值稅，若於現行稅制下按評估值出售旗下附屬公司、聯營公司及共同控制公司所持有於香港之投資物業，乃無須清繳由重估投資物業所產生並計提及列賬於本集團之綜合資產負債表內之遞延稅項負債金額港幣七十六億四千五百萬元(二零零八年：港幣七十七億一千萬元)，相等於每股港幣3.56元(二零零八年：每股港幣3.59元)。因此，為更佳說明本公司股東應佔資產淨值，上述之計算並不包括該項按香港會計準則詮釋第二十一號入賬之遞延稅項。*
7 *包括於二零零九年六月三十日之建成存貨應佔樓面面積二百一十萬平方呎，及於二零零八年六月三十日之建成存貨應佔樓面面積一百萬平方呎。*
8 *包括一百萬平方呎應佔樓面面積之酒店物業。*

截至二零零九年六月三十日止十二個月之第二份未經審核中期業績乃因財政年度年結日由六月三十日更改為十二月三十一日而編製，有關財政年度更改之詳情已載於本公司一份日期為二零零九年三月十九日之聯合公佈內。根據公司註冊處處長按公司條例(香港法例第三十二章)第127(2)條而發出之指示，本公司將不會於二零零九年內召開之股東週年大會上呈交經審核賬目。

第二份中期業績及第二次中期股息

董事局宣佈本集團截至二零零九年六月三十日止十二個月內，股東應佔未經審核之基本盈利(未計及投資物業公允價值變動)為港幣三十五億一千一百萬元，較截至二零零八年六月三十日止十二個月財政年度港幣五十七億零八百萬元(經重列)減少港幣二十一億九千七百萬元或38%。以此基本盈利計算，每股盈利為港幣1.64元(二零零八年財政年度：港幣2.78元)。

若計及投資物業公允價值變動(已扣減遞延稅項及少數股東權益)，期內股東應佔盈利則為港幣五十五億四千一百萬元，較截至二零零八年六月三十日止十二個月財政年度之港幣一百五十四億七千三百萬元(經重列)減少港幣九十九億三千二百萬元或64%，每股盈利為港幣2.58元(二零零八年財政年度：港幣7.54元)。

董事局宣佈派發第二次中期股息每股港幣三角予於二零零九年十二月三日登記在本公司股東名冊內之股東。連同已派發之第一次中期股息每股港幣三角，截至二零零九年六月三十日止十二個月共派股息每股港幣六角(二零零八年財政年度：每股港幣一元一角)。

截止過戶日期

本公司將於二零零九年十一月二十七日(星期五)至二零零九年十二月三日(星期四)止(首尾兩天包括在內)，暫停辦理股份登記及過戶手續。為確保享有第二次中期股息之權利，所有股份過戶文件連同有關股票，最遲須於二零零九年十一月二十六日(星期四)下午四時三十分前，送達香港皇后大道東一八三號合和中心17樓1712-1716室本公司之股份登記及過戶處香港中央證券登記有限公司辦理過戶手續。第二次中期股息單將於二零零九年十二月四日(星期五)寄送各股東。

管理層討論及分析

業務回顧

香港業務

物業銷售

二零零八年第四季在金融海嘯沖擊下，市場情緒悲觀，而信貸亦有所收縮，令各項資產價格及其成交量均相繼下跌。惟踏入二零零九年情況卻截然不同，全球經濟體系在多國央行均採取量化寬鬆政策下，已漸趨穩定。部份資金流入本港令息口持續低企，而銀行對爭取按揭業務亦轉趨積極，皆有助推動市民入市置業。與此同時，各地股市回升，亦反映投資者對經濟前景已較為樂觀。在置業人士及投資者需求殷切所帶動下，加上投資物業被普遍認為較佳之保值途徑，香港住宅市道因此近期成交量及樓價均顯著上揚。

因應住宅需求漸見回升，集團於去年十二月底及本年五月中分別將旺角百匯軒及上水御景峰推出應市。該兩個項目之銷情均相當理想，於截至二零零九年六月三十日止之結算日，售出之住宅單位數目佔其總數分別達55%及48%。多個深受買家歡迎之項目亦乘勢重新推售，當中包括嘉亨灣、翔龍灣、星匯居及比華利山別墅等。截至二零零九年六月三十日止之十二個月內，集團應佔之香港物業銷售收入總額達港幣四十六億六千四百萬元。

期內建成以下項目：

	項目名稱及位置	地盤面積（平方呎）	樓面面積（平方呎）	土地用途	集團所佔權益(%)	所佔樓面面積（平方呎）
1.	星匯居 長沙灣通州街500號	35,629	320,659	商住	100.00	320,659
2.	比華利山別墅三期 大埔三門仔路23號	982,376 （註）	1,165,240 （註）	住宅	90.10	397,400
3.	百匯軒 旺角荔枝角道33號	9,600	84,090	商住	100.00	84,090
4.	御景峰 上水清曉路8號	45,779	228,860	住宅	100.00	228,860
5.	名家匯 沙田顯泰街18號	95,175	358,048	住宅	100.00	358,048
6.	匯昇中心 觀塘鴻圖道52號	11,375	125,114	工業	100.00	125,114
7.	國際商貿中心 新蒲崗太子道東712號	18,051	216,593	寫字樓	100.00	216,593
					總計：	**1,730,764**

註： 整個比華利山別墅項目之地盤總面積及總樓面面積分別為982,376平方呎及1,165,240平方呎。

建築質素及室內間隔均備受本地傳媒讚譽之星匯居，深受置業人士歡迎。於截至二零零九年六月底已售出349個單位，佔總單位數目之87%。此外，同屬精品豪宅之百匯軒及御景峰，分別照顧不同客戶之需求。百匯軒專為嚮往都市璀璨生活及優越型格品味之買家而設，而御景峰則為都市人提供一個品味超然脫俗，環境清幽之理想居停。由兩座樓高三十一層之住宅大廈及四幢洋房組成之沙田名家匯，將於短期內開售，提供多款別具特色，兼且配有時尚園林設計之優質住宅單位。

繼觀塘麗東酒店、觀塘223及鴻圖道78號於年前相繼建成後，集團於期內另有兩項投資物業(即匯昇中心及國際商貿中心)於東九龍區內落成。該兩項分別為優質工業及寫字樓項目圓滿落成，為集團對東九龍發展部署之一部份，同時亦清楚體現集團致力參與重建該區成為另一商貿核心之長遠策略。

截至二零零九年六月三十日，集團尚有下列主要物業發展項目逾1,000個住宅單位可供出售：

(一) 主要開售中之項目：

	項目名稱及位置	地盤面積 (平方呎)	樓面面積 (平方呎)	土地用途	集團所佔權益 (%)	結算日尚餘及有待出售住宅單位數目	尚餘住宅單位面積 (平方呎)
1.	淺月灣一期 大埔露輝路28號	283,200	226,561	住宅	100.00	47	160,969
2.	淺月灣二期 大埔露屏路1號	228,154	182,545	住宅	100.00	47	141,520
3.	嘉亨灣 西灣河太康街38號	131,321	1,410,629	住宅	69.84	23	23,125
4.	翔龍灣 土瓜灣新碼頭街38號	130,523	1,109,424	商住	住宅： 55.97 商業： 39.68	24	29,260
5.	比華利山別墅一期 大埔三門仔路23號	982,376 (註一)	1,165,240 (註一)	住宅	90.10	103 (註二)	339,723 (註二)
6.	星匯居 長沙灣通州街500號	35,629	320,659	商住	100.00	51	48,541
7.	百匯軒 旺角荔枝角道33號	9,600	84,090	商住	100.00	48	40,397
8.	御景峰 上水清曉路8號	45,779	228,860	住宅	100.00	185	153,585
					小計：	**528**	**937,120**
					集團自佔面積：		**883,630**

(二) 未開售項目：

	項目名稱及位置	地盤面積 (平方呎)	樓面面積 (平方呎)	土地用途	集團所佔權益 (%)	住宅 單位數目	住宅 單位面積 (平方呎)
1.	比華利山別墅三期 大埔三門仔路23號	982,376 (註一)	1,165,240 (註一)	住宅	90.10	161 (註三)	439,744 (註三)
2.	傲•茵 元朗唐人新村	78,781	78,781	住宅	100.00	60	78,781
3.	粉嶺上水市地段76號	42,884	34,308	住宅	100.00	16	34,308
4.	半山干德道39號	56,748	229,255	住宅	60.00	26 (註四)	91,560 (註四)
5.	名家匯 沙田顯泰街18號	95,175	358,048	住宅	100.00	157	358,048
6.	港島南區赫蘭道 11,12,12A,12B	43,492	32,619	住宅	44.42	4	32,619
7.	佐敦廣東道600號	3,642	32,772	商住	100.00	62	27,311
					小計：	**486**	**1,062,371**
					集團自佔面積：		**964,083**
					主要發展項目可供開售住宅單位總數目及面積：	**1,014**	**1,999,491**
					集團自佔面積總計：		**1,847,713**

註一： 整個比華利山別墅項目之地盤總面積及總樓面面積分別為982,376平方呎及1,165,240平方呎。

註二： 該期比華利山別墅另有34座洋房持作投資用途。

註三： 另有兩座洋房於早前經私人洽購方式售出。

註四： 另有40個住宅單位持作投資用途。

土地儲備

於二零零九年六月三十日，以自估樓面面積計，集團在本港擁有土地儲備約一千九百萬平方呎，當中包括發展中或待發展之樓面共六百五十萬平方呎、待售存貨樓面二百一十萬平方呎、已建成收租物業九百四十萬平方呎，以及酒店物業共一百萬平方呎。此外，集團另有停車場收租面積約二百七十萬平方呎。

於二零零八年八月，集團透過法庭指令完成購入灣仔兩幅優質地塊餘下之7.13%權益。該項目地盤面積共約一萬六千平方呎，其中原有之金國大廈現正清拆，而國民大廈則經已完成拆卸，將分別發展成為一幢樓面面積約十一萬四千七百平方呎之住宅大廈，以及一幢樓面面積約六萬六千平方呎之精品式酒店。

為配合社會變遷及善用土地資源，集團經常研究將土地用途作適當更改。期內，集團就九龍灣宏光道8號，以及持有50%權益之香港仔黃竹坑道19-21號地盤申請改變土地用途。當與政府落實補地價金額後，宏光道8號地盤將按市場需求發展成為寫字樓或酒店，而黃竹坑道19-21號地盤則會發展成為寫字樓物業，分別提供自估樓面面積約二十五萬八千平方呎及十萬七千平方呎。

於二零零九年六月三十日，集團持有農地土地面積約三千二百四十萬平方呎，為全港擁有最多農地之發展商。

集團已向政府申請補地價，以便為元朗和生圍項目所在之優質地段更改土地用途。該項目佔地約二百三十萬平方呎，將發展成為低密度住宅，並提供約八十九萬平方呎樓面面積。與此同時，為統一及合併業權以方便日後之土地交還及重批，集團於二零零九年二月及七月，分別就位於沙田烏溪沙以及元朗大棠路之土地與合作夥伴完成交換。位於烏溪沙之土地，預計可供發展之樓面面積約三百萬平方呎，集團佔該發展項目之權益已達56.75%，即有自佔樓面面積約一百七十萬平方呎。至於另一幅位於大棠路之地盤，預計可提供約一百一十七萬平方呎樓面面積。集團佔該項目79.03%權益，即約九十萬平方呎。該兩幅土地目前亦有待與政府落實補地價。預期於未來十二個月內，上述三幅農地將可逐一與政府落實補地價並完成更改土地用途，令可發展樓面面積合共增加約三百五十萬平方呎，有助集團大幅提升其發展土地儲備。

粉嶺／古洞北及洪水橋已被政府列為新發展區，集團於該兩區分別擁有農地約二百七十九萬平方呎及二百七十五萬平方呎。集團將配合政府就該兩區之發展規劃，爭取更改有關農地之土地用途，以開拓可發展用地之來源。集團亦繼續就其他農地積極申請更改土地用途，務求取得更充裕之發展用地。

城市規劃委員會完成檢討油塘灣之「綜合發展區」地帶，修訂之規劃大綱亦已獲批准。集團正就旗下之油塘灣船廠地盤項目準備總綱發展藍圖，在獲批准後將申請換地及商討補地價金額，預計該項目總樓面面積約四百四十萬平方呎，當中集團佔約八十萬平方呎。

收租物業

於二零零九年六月三十日，集團於本港擁有已建成自佔收租物業約九百四十萬平方呎（較二零零八年六月三十日增加四十萬平方呎）。當中商場（或零售舖位）佔四百五十萬平方呎，寫字樓佔三百四十萬平方呎，工貿商廈佔九十萬平方呎，住宅及套房酒店則佔六十萬平方呎。集團之收租物業分佈廣泛，當中有24%座落於香港島，33%位於九龍，而其餘43%位於新界。

本地租務市場期內受全球經濟下滑，以及新型流感爆發所影響，各類物業之租金均有所下調。惟集團現時部份收租物業之市值租金仍較其之前所簽訂租約之租金為高，故此期內集團在本港之租金總收入（連同旗下聯營公司及共同控制公司所持有之收租物業應佔收益）較上年度同期增長9.1%至港幣三十九億二千九百萬元。至於租金收入淨額亦上升9.3%，至港幣二十七億八千七百萬元。於二零零九年六月三十日，集團旗下主要出租物業（不包括新近落成之項目如觀塘223項目）之出租率仍高達95%。

由於設有世界各地頂尖品牌之旗艦店，國際金融中心商場一向為城中之潮流及購物熱點，而期內亦近乎全部租罄。至於集團旗下遍佈新界之各個大型購物商場，因鄰近或座落於港鐵新市鎮沿線之上，兼且以供給區內居民日常生活所需為主，故此其租務表現仍保持平穩。於二零零九年六月三十日，將軍澳新都城中心二期及三期、馬鞍山新港城中心、荃灣城市中心二期、元朗千色廣場、粉嶺花都廣場、沙田廣場及沙田中心均錄得95%或以上之高出租率。

集團不斷透過舉辦推廣活動、優化租戶組合、以及翻新及改善物業設施，以加強各購物商場之吸引力及提升資產價值。集團於期內已展開屯門時代廣場南翼之大型整改工程，至於上環金龍中心以及位於彌敦道九龍行則將緊接其後分別進行設施提升及寫字樓外牆翻新工程。集團同時亦正積極為元朗千色廣場及馬鞍山新港城中心籌劃大型整改工程。

集團旗下各優質寫字樓物業（如中環國際金融中心及北角友邦廣場），期內續租之租金升幅平均達雙位數字，表現理想。此外，隨著匯昇中心及國際商貿中心相繼落成，集團於九龍東之寫字樓及工廈物業樓面已增至約二百萬平方呎。此批新建成項目於東九龍這高速發展的新商業區表現相當理想。一間具領導地位之財經服務機構宏利人壽保險（國際）有限公司，早前已承租觀塘223約二十五萬平方呎樓面，成為該物業主要租戶。在多間知名跨國企業及專業商行先後承租下，觀塘223之出租率現已提升至接近50%。

港島區豪宅向來備受於跨國企業工作之海外僱員，以及從事法律、銀行及金融業界之人士歡迎，因此租賃需求仍保持良好。其中位於本港金融核心，為住客提供尊貴生活體驗及妥貼個人服務之四季匯套房酒店，其入住率及房租均維持高水平。至於位於半山之惠苑，亦已全部租罄，兼且新租約及現有租戶續租時均錄得理想租金升幅。

酒店及零售

環球金融危機、開展兩岸直航，以及新型流感爆發均導致訪港旅客人數減少，令本港酒店業於期內處於困難之經營環境。

四季酒店向為本地酒店業界之翹楚，其平均房租仍可保持平穩，惟入住率則稍為下降。縱使商務旅客減少，四季酒店仍進取不懈，其嚴謹認真之作風深獲歷史悠久兼享譽國際之美食指南《米芝蓮》贊同，並將其中兩家食府「龍景軒」及Caprice分別冠以三星及兩星食肆美譽。

位於非核心地區之酒店亦同樣備受壓力。期內，集團旗下四間麗東酒店之整體入住率略為減少，惟平均房價仍保持平穩。

「千色Citistore」自一九八九年開業以來，一直深受顧客愛戴，現時設有五間百貨零售店分佈九龍及新界。此外，為迎合時下年青顧客之潮流品味，「千色Citistore」亦設有三間以銷售日、韓服飾品牌為主之id:c服裝專門店。

建築及物業管理

集團一向堅持為顧客提供最新穎，最舒適及最優質之產品。當發展項目尚在草擬策劃階段時，集團已積極匯集各方設計專才及建築精英之意見，務求群策群力，確保每項細節均考慮周詳。因此集團近年所發展之各項物業皆以設施完善，注重環保見稱，而期內所獲得之各項嘉許(包括由九大專業學會聯手授予之「優質建築大獎2008」，香港特別行政區發展局頒發之「公德地盤獎」，以及香港建造商會頒予之「積極推動安全獎」)，亦被業界公認為實至名歸。

建築部近期更新之成本監控系統，使建築成本得以更精確掌握及有效監控，令集團更有效及靈活運用資源，從而令發展項目質素進一步提升。

集團除關注其建築項目，對推動業界發展及回饋社會亦不遺餘力。本公司建築部總經理現時出任為建造業議會人力培訓及發展委員會之主席，憑藉其豐富經驗及高瞻遠矚，該委員會設計及推行一系列與技術及專業操守有關之訓練課程。

集團旗下物業管理成員公司「恒益物業管理有限公司」及「偉邦物業管理有限公司」亦秉承以客為尊之服務理念，並於期內取得共229項表現嘉許，當中包括「香港Q嘜優質服務認證」、「香港工商業獎」、「亞太卓越企業標準大獎」及「亞太傑出顧客關係服務獎」。此外，該兩間公司亦連續多年榮獲香港社會服務聯會頒發「商界展關懷」標誌，以表揚其熱心公益及對社群之貢獻；至於「香港環保卓越計劃物業管理優異獎」，以及香港環境保護協會頒發「全國十大環保企業獎」則嘉許其積極在中、港兩地推動環保之卓越成就。

隨著內地項目將於來年陸續落成，該兩間公司亦將盡顯其物業管理專長，以配合集團開拓內地市場。期內物業管理成員公司派出一支專業隊伍，全力協助廣州大型住宅樓盤恒荔灣畔進行交樓工作，此舉令內地業主喜出望外，並致以衷心讚賞。

內地業務

二零零九年上半年內地樓市風雲變幻。年初受到全球金融風暴之影響，房地產市場曾經彌漫着悲觀之氣氛。買家初時持觀望態度，導致成交萎縮。中央政府鼓勵購房刺激需求之房地產政策陸續出台，地方政府亦結合當地實際情況採取一些購房優惠措施，推動有實在需求之自用買家入市。在降價促銷配合下，前期積壓之置業需求迅速消化大量存貨。在多國共同穩定全球經濟方案取得共識後，市場氣氛明顯轉好。由於內地房地產建設為支柱產業，帶動上下游相關多個行業，政府採取了更加積極有效之優惠政策措施穩定市場信心。為維持內地經濟增長，中央落實適度寬鬆之貨幣政策，放寬銀行信貸及振興刺激支柱產業。各省市同時加快鐵路、高速公路、地鐵、港口等基建設施，對內地房地產之長遠價值有很大幫助。

集團於內地之住宅項目重點在直轄市、省會及經濟較富裕之江蘇省城市，為經濟增長相對較好之區域，具極大之發展潛力。隨着房地產市場回暖，集團更加積極涉足二線城市，正在就細節洽談之地塊總樓面面積約五千多萬平方呎。

今年六月底，集團成功投得遼寧省鞍山市兩幅優質地塊。一幅位於市中心之舊體育館，約六十二萬一千平方呎之地塊以人民幣四億六千一百萬元購入，將發展為高檔之住宅小區，可建總樓面面積約三百七十二萬六千平方呎；該地塊毗鄰環境幽美之玉佛山公園，旁邊有湖泊河流小溪，是難得在市中心內有湖光山色之優美環境。另一塊位於高尚住宅區，約五百四十八萬六千平方呎之土地，則以人民幣七億六千五百萬元投得，四面臨規劃道路，交通方便，地勢依山南下，景觀怡人，將按地形發展為具低密度及中高層之高檔住宅小區，可建總樓面面積約一千四百二十六萬平方呎。

集團在內地有項目之城市有所增加之同時，除實行設計及建設標準化外，集團在內地推行本地化，增聘內地技術專才，及加強品質及運作之監控，以產品之設計規劃、園林綠化及配套設施贏取競爭優勢，達到品牌之建設。

內地之商業地產相對較為嚴峻。擴大內銷及加快基建對高檔商場及寫字樓之需求無大幫助，空置率有上升之趨勢，租金亦從高位回落。集團在上海有多個商業項目，雖然上半年上海寫字樓租務市場受全球金融危機以及短期供應過多之影響，但上海被中央政府確認為國際金融中心，前景可以看好。

於二零零九年六月底，集團內地土地儲備之所佔總樓面面積逾一億三千萬平方呎，當中約81.4%為可供出售之住宅樓面，至於寫字樓樓面及商業（或零售）樓面分別佔8.4%及7.9%，而會所及其他共用設施則佔餘下之2.3%。

發展中或可供將來發展之項目

		集團所佔可建樓面面積*（百萬平方呎）
主要城市		
上海		2.3
廣州		15.4
	小計：	**17.7**
二線城市		
鞍山		18.0
長沙		12.5
成都		3.3
重慶		6.6
南京		2.4
瀋陽		17.2
蘇州		17.0
西安		20.7
徐州		5.3
宜興		9.7
	小計：	**112.7**
	總計：	**130.4**

* *不包括地庫及停車場面積*

土地儲備之用途

		可建樓面面積（百萬平方呎）	百分比
住宅		106.2	81.4%
寫字樓		10.9	8.4%
商業		10.2	7.9%
其他（包括會所、學校及社區設施）		3.1	2.3%
	總計：	**130.4**	**100.0%**

誠如之前所報告，集團內地業務之發展方針為主要城市及二線城市並重。於主要城市，集團物色之優質地塊均為人流暢旺，兼且交通方便，可發展成為揉合創新設計及質素良好之大型綜合項目，並將保留為投資物業及作收租之用。至於二線城市則以中產人士佔多之省會及直轄市作為發展重點，當中集團以開發大型項目為主，大部份為可供出售之住宅物業，務求令土地有效運用，從而提升物業之長遠增值能力。期內，此雙向發展策略在各範疇均見成功施行。

主要物業之發展進度

在上海市，集團各項發展中之投資物業均位於浦西。該區由於早被開發，故此其辦公樓樓面之供應遠比浦東平穩。其中位於天目西路130-2號之恒匯國際大廈，座擁約三十七萬平方呎辦公樓樓面及六萬平方呎商場面積，並且設有多項環保節能設施，於二零零九年年底落成時定必成為閘北區環保建築之新典範。而預先展開之招租活動亦反應良好，多家金融機構及跨國企業已表示有意承租。至於鄰近之天目西路147號項目，其建築進展亦相當順利，預計於二零一一年第三季落成後可提供合共約四十一萬平方呎樓面面積。位於南京東路155號地段之Henderson Metropolitan 項目，因靠近黃浦灘並處於南京東路步行街開端之上，將建有五層裙樓及十七層塔樓並內設甲級寫字樓及購物商場。舉世知名之日本丹下都市建築設計株式會社將為此樓面面積達七十三萬平方呎之發展項目擔任外牆設計；至於其四層地庫則將額外提供約三十萬平方呎樓面面積，日後將用作兩條地下鐵路之交匯處、停車場及商場。整個項目將於二零一零年上半年竣工，正好趕及迎接二零一零年上海世界博覽會。目前已與多家跨國企業以及世界著名之品牌專門店展開租務洽談。此外，同樣由丹下都市建築設計株式會社所設計，外牆仿似石英形狀之南京西路688號地段項目，計劃興建兩層高商業裙樓連二十二層高商業大廈，於二零一一年年底竣工時將可提供約七十萬平方呎樓面面積。

在長沙市，「恒基 • 凱旋門」綜合社區發展項目座落於該市星沙鎮核心地段之中，連接市內主要交通幹道—開元路。該項目將貫徹以「人本、自然、生態」作為規劃設計理念，為此將提供七十萬平方呎大型中央景觀園林，以及逾一百米超寬樓間距，使景觀極為開揚及通風不受阻擋。整個項目將分四期發展，合共提供可建樓面面積約七百八十萬平方呎。其中首批住宅單位共有樓面面積約一百三十萬平方呎，將連同購物設施及會所一併於二零零九年年底落成。由於在二零零九年夏季進行前期宣傳推廣活動時市場反應相當熱烈，該項目已計劃於二零零九年九月首度推出應市。此外，集團之合資公司於二零零八年十二月以約人民幣六千二百七十萬元購入一幅位於開福區高嶺組團，面積約六十二萬平方呎之土地。連同早前於二零零七年十月以約人民幣三億五千萬元購入，並座落在旁面積約三百九十萬平方呎地盤，兩者將一併發展成為大型住宅社區。該項目現正進行初步規劃，擬將分階段落成並合共提供總樓面面積約六百七十萬平方呎，集團佔當中81%權益，即約五百四十三萬平方呎。

在成都市，集團與新鴻基地產及九龍倉集團於二零零八年七月簽訂一項合營協議，按分別佔三成、四成及三成擁有權之比例，攜手於此四川省省會之東大街發展一幅約一百八十六萬平方呎之地塊。東大街項目位處之錦江區，現有地鐵二號線及九號線正在興建及規劃中，交通便利，日後將發展成有具備寫字樓大樓、五星級酒店、匯聚環球品牌之購物中心及住宅公寓。整個項目建成後可提供總樓面面積逾一千一百二十萬平方呎，集團佔當中約三百三十六萬平方呎。

在重慶市，「恒基•翔龍江畔」位處南岸區，前臨壯闊長江而伴以綠化園林之優越地段。該項目擬分期發展成為江邊高尚住宅社區，而購物中心、幼兒園及會所等配套設施亦將一應俱全，為三千多戶家庭合共提供總樓面面積約三百七十五萬平方呎。為使大部份單位均可南眺長江美景，該住宅社區具有獨特之設計，由多棟17至33層高之樓群高低有序排列組成。當中首期樓面面積約為三十四萬平方呎將於二零一零年第四季推出預售，並可望於二零一一年第四季落成。集團於二郎鳳凰區擁有另一個大型社區發展項目。該區以連接成渝高速公路，兼且靠近彩雲湖及桃花溪等多個景點見稱。集團之項目位處該區創新大道一號，將配有住宅、會所、幼兒園及購物設施等，合共為二千個家庭提供總樓面面積逾二百八十萬平方呎之優質居所。當中二十八萬平方呎樓面面積之「恒基•翠庭」將作首期發展，預計於二零一零年年底落成，並將於二零一零年第二季推出預售。

在南京市，一幅於市中心棲霞區佔地約五十萬平方呎之地塊，將發展成為樓面面積約九十萬平方呎之住宅項目。該項目靠近邁皋橋地鐵站，而鄰近社區之日常生活配套設施如醫療、文娛、體育等亦一應俱全。當周邊交通網絡完工後，建築工程將於二零一零年第二季全面展開，當中首期項目可望於二零一一年第二季落成，並將於二零一零年第四季推出預售。集團於該市東北部之仙林新城擁有另一個住宅項目「玲瓏翠谷」，佔地約一百六十萬平方呎，擬發展成為住宅社區，並配以幼兒園、文娛康體、社區中心等配套設施，合共提供樓面面積約一百七十萬平方呎。為應付多間院校及大學陸續遷入該區所帶來之龐大交通需求，南京地鐵二號線東延線現已動工興建，而三一二國道亦正計劃伸延及擴闊成六車道幹道。交通便利，配套完善，令此著名大學城成為眾多人士置業首選。項目首期工程將於二零一零年第二季展開，並可望於二零一一年第二季竣工。該項目將於二零一零年第四季展開預售。

在瀋陽市，瀋陽國際金融中心位於瀋陽金融商貿開發區內之友好大街／惠工街。該項目北連瀋陽北站火車站，而由香港港鐵公司營運並於二零一二年投入服務之瀋陽地鐵二號線將貫通市內各地，並於該項目附近設有地鐵站，令交通更為便利。該綜合發展項目將於三層零售裙樓之上建有兩座51層高之服務式寓所、酒店及地標式摩天大樓，合共提供總樓面面積約五百七十萬平方呎。凱達環球有限公司建築師樓將為該項目設計整體佈局，而由貝氏建築事務所負責設計之八十九層高辦公大樓，建成時樓高將達四百二十米，成為中國東北地區最高建築物。此外，集團另一項目「金河灣」距市中心僅二十五分鐘車程。該項目位處風光明媚之瀋陽蒲河新區，而圍繞其面積約七百萬平方呎之地塊有月牙湖、蒲河及公園山丘等多項天然美景，其迷人景致與以風景及藝術遺跡馳名之意大利托斯卡尼相比亦不遑多讓。因此，該項目發展將以低密度及小高層住宅為主，配以托斯卡尼式建築風格，合共提供樓面面積約一千一百五十二萬平方呎。項目整體規劃已獲審批，首期工程將於二零一零年第二季展開，於二零一零年年底竣工時可提供約三十萬平方呎樓面面積。而預售則將於二零一零年年中展開。

在蘇州市，一幅位於相城區佔地達三百二十萬平方呎，而樓面面積約為六百八十萬平方呎之住宅地塊，將與其毗鄰一批合共一百六十萬平方呎，並有逾一千萬平方呎樓面面積之商業地塊共同開發成為大型綜合社區。由於貫穿該市南北之主要幹道「人民北路」已於去年底伸延至該項目旁，兼且整個項目與多條正在興建或籌劃中之幹道及地鐵系統連接，往返市中心均非常方便。整個以「水漾花城」命名之項目將貫徹以現代江南水鄉作為建築設計風格，其中住宅地塊將由凱達環球有限公司擔任其項目設計工作。有關之項目整體規劃已獲審批，首批五百個豪華住宅合共約六十七萬平方呎樓面面積將於二零零九年第四季動工，預計於二零一一年第二季落成，並可提前於二零一零年第一季推出預售。

在西安市，「御錦城」為集團與新加坡淡馬錫控股（私人）有限公司各佔一半股權之合作項目。該項目位於風景秀麗之滻霸生態園內，鄰近剛建成之東三環路及興建中之滻霸地鐵站，因此將定位為「自然純水花園品質社區」。該項目建成時將有樓面面積約三千三百萬平方呎，其中逾八成半劃作住宅用途，並可為三萬個家庭提供家園。該項目亦設有國際學校、醫院、商場及會所。其建築工程進展順利，其中第1A期以小高層及高層住宅為主，合共為約一千個住戶提供總樓面面積約一百二十萬平方呎，緊接其後將建有別具異域風情之別墅社區，並由國際知名之園林設計師貝爾高林擔任景觀設計。第1A期項目預計於二零零九年九月推出預售，並將於二零一零年七月落成。集團於該市要道東二環路之金花北路路段，擁有另一項總樓面面積達四百二十萬平方呎之住宅項目。該項目名為「恒基•碧翠錦華」並鄰近籌劃中之地鐵沿線，而根據已獲批之項目整體規劃，住宅大樓之間將建有廣闊園林及住客會所，務求令其約三千個住戶均能享有開揚景觀。隨著奠基典禮於二零零九年三月完成，首期發展之樓面面積約四十三萬平方呎，將於二零零九年第三季展開工程。首期項目將於二零一零年年中推出預售，並預期二零一一年第二季竣工。

在徐州市，「恒基•雍景新城」項目鄰近風景優美之大龍湖，位處市政府新建成之辦公中心區內。該項目將分四期發展，合共提供約四百五十萬平方呎住宅樓面及六十萬平方呎商業樓面。由凱達環球有限公司設計之整體佈局已獲審批，建築工程亦經已展開。首期項目將於二零一零年年中落成並提供住宅樓面面積約為六十萬平方呎。該批住宅單位將於二零零九年第四季推出預售。

在宜興市，一個位於市中心佔地約四十萬平方呎之小島，將發展成為尊貴及高雅之「譽瓏璧」項目。整個建設包含洋房、小高層及高層住宅及住客會所，預計於二零一一年年初落成時將可提供樓面面積合共約七十萬平方呎。地基工程已於二零零九年七月展開，而於二零一零年年中將會推出預售。此外，集團於該市之東氿湖邊，擁有另一項佔地約五百六十萬平方呎環境優美之地塊。該項目將發展成為低密度及高層住宅樓群兼備之豪華住宅社區，合共提供約九百萬平方呎樓面面積。首期項目之三十八萬平方呎住宅單位將於二零零九年第四季開始動工，二零一零年第二季展開預售，並可望於二零一一年第二季落成。

主要已建成投資物業

環球金融中心座落於朝陽商業中心區，為北京市首項國際甲級辦公大樓。該物業已於二零零九年一月落成，令集團於內地已建成之投資物業組合擴展至五百二十萬平方呎。環球金融中心外呈「水晶珠寶盒」之建築意念，為著名之西沙佩利建築事務所繼設計香港國際金融中心之後另一心血傑作，兼且內藏多項環保節能措施，合乎兩家獨立評審方法，即美國綠色建築協會制定之綠色建築評估體系(LEED)以及香港建築評估法(BEAM)所釐定之嚴謹要求。其卓越環保效益及嚴謹建築規格符合不同租戶對技術及基建之各項要求，因此租務反應相當良好。截至結算日止，該項總樓面面積達二百一十萬平方呎之綜合辦公大樓，當中約四成已獲承租或正進行租務洽談。與此同時，位於同市核心地段之北京恒基中心購物商場，亦吸引多家特色品牌商戶前來洽談承租。集團於內地其他城市之租務表現亦同樣理想。在上海市，有多間大型跨國企業如微軟、阿迪達斯及百勝餐飲等進駐之上海港匯廣場第二期辦公大樓，出租率近乎九成。至於位於廣州市之恒寶廣場亦有近乎九成出租率。

澳門合作發展項目

於二零零五年四月，集團簽訂協議共同開發澳門氹仔海傍一大型地盤。該地塊面積約一百四十五萬平方呎，現在仍然正在申請更改土地用途，可發展樓面面積待定。

恒基兆業發展有限公司(「恒發」)

截至二零零九年六月三十日止十二個月，該集團未經審核之股東應佔盈利為港幣一億零二百萬元，而上一年度同期則為港幣三百五十三億九千二百萬元(經重列)。盈利下跌主因是於截至二零零八年六月三十日止財政年度，該集團獲得來自已終止營運業務所帶來之港幣三百五十二億六千五百萬元之一次性收益。因此，該集團截至二零零九年六月三十日止十二個月來自持續營運業務之股東應佔盈利為港幣一億零二百萬元，較截至二零零八年六月三十日止十二個月財政年度之港幣一億二千七百萬元(經重列及撇除該項來自已終止營運業務之一次性收益後)，減少港幣二千五百萬元或20%，此乃該集團之銀行利息收入下降所致。

該集團於期內決定悉售其所持有之馬鞍山環通公路全部權益。誠如於二零零九年三月十二日所公佈，一間恒發佔70%權益之附屬公司與馬鞍山環通公路發展有限公司(「馬鞍山公路合營」，此乃營運馬鞍山環通公路之合營企業)之合營夥伴簽訂一項協議，以人民幣一億二千二百萬元之代價，將該附屬公司持有之馬鞍山公路合營之全部70%權益出售予該合營夥伴。於本中期報告日期，該項交易尚未完成。

當馬鞍山環通公路售出後，該集團組合內之核心資產為其於杭州錢江三橋之60%權益。在杭州錢江三橋之交通流量增加，以及人民幣兑港幣之匯兑收益較截至二零零八年六月三十日止十二個月財政年度上升所帶動下，該集團截至二零零九年六月三十日止十二個月營業額為港幣二億九千九百萬元，較二零零八年同期上升10%。期內杭州錢江三橋之通行費收入大幅上升19%，至港幣二億五千六百萬元，而馬鞍山環通公路則由於自二零零九年三月已被議決出售，其通行費收入因此下跌23%至港幣四千三百萬元。

該集團相信，由於杭州錢江三橋位處杭州之優越位置，以及中央政府推行促進內地經濟平穩較快發展之措施下，該集團於該項目之投資將繼續取得令人滿意之回報。該集團財政十分穩健，將有助該集團把握市場上可能出現之投資良機。

聯營公司

香港中華煤氣有限公司（「香港中華煤氣」）截至二零零九年六月三十日止之六個月內，其未經審核股東應佔稅後溢利為港幣三十億零一百三十萬元，較去年同期增加港幣四億七千七百萬元，期內主營業務稅後溢利為港幣二十五億四千三百九十萬元，即每股港幣38.4仙，較去年同期增加港幣8.0仙。

(I) 本港煤氣業務

二零零九年上半年，本港煤氣銷售量較去年同期下降2.4%，至於總體爐具銷售量亦受經濟不景影響而下降1.6%。截至二零零九年六月三十日止，客戶數目達1,687,615戶，較二零零八年年底增加15,531戶。

(II) 中國內地業務發展

該集團佔45.63%權益之港華燃氣有限公司（「港華燃氣」），於二零零九年上半年之整體盈利為港幣一億二千八百萬元，較去年同期增長27%。港華燃氣於二零零九年上半年在山東省茌平和四川省成都市新津縣及新都區成立城市燃氣合資公司。此外，鑑於毛利率水平相對較低，港華燃氣於二零零九年六月初完成出售其持有液化石油氣業務之附屬公司，成交價為港幣四億一千九百萬元。

連同港華燃氣之項目，該集團之城市燃氣項目已增至74個，遍佈內地15個省／直轄市。該集團之天然氣中游項目則包括安徽省、河北省及浙江省杭州市之天然氣管線項目，以及吉林省天然氣支線及開發氣田資源項目。投資於中游項目有助該集團拓展並鞏固下游之城市燃氣市場。

此外，該集團至今投資及營運三個水務項目，分別為江蘇省吳江市和安徽省蕪湖市之供水合資項目，以及江蘇省蘇州工業園區之供水及排水合資項目。連同港華燃氣之城市燃氣項目，該集團至今已於內地18個省／直轄市／自治區取得合共92個項目，業務範圍覆蓋天然氣上、中、下游項目、自來水供應與污水處理、天然氣加氣站及新興環保能源項目等。

(III) 易高環保投資業務

該集團透過全資附屬公司易高環保投資有限公司及其屬下公司（統稱「易高」），致力開拓新興環保能源業務。

易高在本港之專用石油氣加氣站及新界東北堆填區之沼氣處理廠繼續平穩運作，減低垃圾堆填區之沼氣污染令本港空氣質素進一步改善。

易高在屯門38區為香港國際機場建設之永久航空燃油設施之首期貯罐庫區及油輪碼頭工程正按計劃進行，預計明年初可正式投入服務，第二貯罐庫區之工程亦在順利進行中，預計該工程可於二零一零年年底完成，屆時將成為全球最大型之機場航空燃油貯存及物流設施。

內地方面，位於山西省晉城市之煤層氣液化項目首期設施已於去年第四季度建成投產，成為中國首個大型煤層氣液化利用項目。現正在興建第二期設施，以加大供氣量，預期明年內可建成投產。此外，易高現已落實位於內蒙古鄂爾多斯市准格爾旗之年產20萬噸甲醇生產和煤礦開採項目，預計相關工程可於明年完成並實施投產。易高在江西省豐城市參與投資之煤礦及焦化項目亦按步推展。清潔車用燃料業務方面，易高於去年在陝西省興建之全國最大型壓縮天然氣加氣站成功投產後，現正在山東、山西、陝西及河南各省全力發展此業務。

(IV) 地產發展項目

截至二零零九年六月底，嘉亨灣及翔龍灣項目已分別售出超過98%及97%其總住宅樓面面積。物業投資方面，該集團持有國際金融中心約15.8%權益以及翔龍灣之商場，兩者均租務理想。

票據發行計劃

於二零零八年八月，該集團透過全資附屬公司HKCG (Finance) Limited發行及銷售十億美元由香港中華煤氣擔保之票據。該等票據獲國際評級機構穆迪投資及標準普爾評級服務公司分別給予A1(穩定)及A+(穩定)之信貸評級。

於二零零九年五月，該集團再透過HKCG (Finance) Limited設立十億美元中期票據發行計劃(「該計劃」)，於十二個月內可分多次發行總額不超過十億美元或等值之其他貨幣之票據。而該計劃亦可每年更新。該集團於今年八月發行港幣五億五千萬元之三十年期票據，此乃港元債券市場首項三十年期中期票據及最長期之公司票據。該集團至今已發行合共港幣二十億一千萬元之中期票據，票面息率為港幣定息每年由3.90%至4.85%，年期由十年至三十年。

香港小輪(集團)有限公司(「香港小輪」)截至二零零九年六月三十日止六個月未經審核之股東應佔盈利為港幣五億九千五百四十萬元，而二零零八年同期之虧損則為港幣六千二百二十萬元。其中住宅單位出售錄得約港幣三億九千萬元之溢利，上市證券出售錄得約港幣三千四百四十萬元之溢利，而股票掛鉤票據錄得港幣五千萬元之已實現溢利及港幣一億三千三百萬元之未實現溢利。

於二零零九年六月三十日，「亮賢居」售出之住宅單位為一百九十六個，錄得溢利約港幣三億九千萬元。其餘一百五十二個住宅單位近日正在分批出售。「嘉賢居」共有一百八十五個住宅單位，首批單位於上週末開售，共售出四十三個。在物業投資方面，「港灣豪庭廣場」之租金及相關收入為港幣一千五百六十萬元，並於二零零九年六月底錄得出租率為92%。新港豪庭商場則已全數租出，其租金及相關收入約為港幣八十萬元，而「亮賢居」商場出租率則為53%。

船廠業務之營業額上升33%，彌補海上遊覽船業務所錄得之13%營業額下跌，並令渡輪、船廠及相關業務好轉而錄得溢利港幣一百五十萬元，去年同期則虧損港幣一百六十萬元。旅遊及酒店業務之營業額減少10%，惟虧損亦由港幣二百二十萬元縮減至港幣一百九十萬元。

美麗華酒店企業有限公司(「美麗華」)截至二零零九年三月三十一日止之財政年度，股東應佔溢利約為港幣一億六千四百萬元。扣除個別項目(包括投資物業公允價值之淨減少及美國賣地業務)後，該集團之核心業務之稅前溢利約為港幣三億二千八百萬元，跌幅約22%。

目前由該集團擁有及／或提供管理服務之酒店及服務式住宅，共有八家。環球金融危機以至近日國際間新型流感蔓延等問題，使整個酒店業陷入困局。該集團之旗艦酒店The Mira Hong Kong之入住率和盈利亦不能倖免受到影響。然而其歷時十八個月之多項主要翻新及提升工程已於該財政年度內取得理想進展。翻新後之酒店房間正逐步重開，於二零零九年八月底將有共約五百房間投入服務，屆時The Mira Hong Kong之新網站亦將正式啟動，藉以提升網上預訂客房之生意額。為慶祝The Mira Hong Kong完成所有客房之翻新工程，該集團計劃於二零零九年九月舉行隆重之開幕禮，並將在該酒店內開設國金軒分店，以及一間富歐陸品味之西餐廳及高檔次之水療中心。

該集團地產業務之收入主要來自兩方面：一是美麗華大廈之寫字樓租務收益，二是美麗華商場之商鋪租金收入。由於很多有關租約是早於經濟變壞前所簽訂，因此在本財政年度內，該集團在這兩方面所錄得之經營利潤有雙位數字之增長。但對於來年將有不少租約相繼到期而需要重新議定，意味著租金將可能有相關之調整。計劃中之美麗華大廈翻新工程在來年仍會繼續進行，而美麗華商場大型裝修工程則預期於二零一一年展開，需時約十二至二十四個月。該集團又計劃在未來一至兩年間，將位於The Mira Hong Kong酒店內之購物商場重新整裝，並設計成一所面向彌敦道之雙層商舖。至於美國地產業務方面則未有進行任何交易。該集團將繼續持有加州之土地項目，直至美國地產市道好轉才另作部署。

金融風暴對該集團之高級餐飲業務亦造成沉重打擊，令經營利潤較上一個財政年度有所下跌。該集團準備結束位於國際金融中心之亮明居，並將其改成一間法國餐廳及於二零零九年九月落成開幕。至於旗下翠亨村酒樓之品牌則將有所加強，並將為其進行翻新裝修工程，增添更多宴會設施，進一步提高其競爭力。

旅遊業務方面，營業額增長達14%，其中以長線旅遊套餐表現尤為突出。而該集團旅遊部於本年更成功與布蘭森之維珍銀河合作，成為其在香港首間及唯一承辦太空旅遊之代理商。

集團財務

集團一貫奉行穩健之理財原則，而借貸比率於二零零九年六月三十日為17.2%（相對二零零八年六月三十日則為16.5%）。因應本地信貸市場環境改善之際，集團於二零零九年七月與三十四間國際知名銀行及本地財務機構組成之銀團，簽訂一項港幣八十億元三年期銀團貸款。此項貸款用作取代將於二零零九年九月到期之銀團貸款，以及用作集團一般營運資金。以銀行承諾之貸款金額（較原定之貸款額度超額兩倍以上），或以參與之銀行數目（乃集團歷來最多銀行參與之銀團組合）計算，均顯示此項銀團貸款獲得銀行界踴躍支持。在目前市場環境下，此項銀團貸款得以成功落實充份反映各界對集團之堅定信心，並認同其穩健財政實力及優越信貸質素。

此外，由於過去數月世界各主要經濟體系均採取量化寬鬆貨幣政策，以致息率維持於較低水平，集團已簽訂十年期及十五年期之港元利率掉期交易合約。訂立此合約之目的，乃將集團部份之港元借貸，由浮息轉為以固定利息計算。由於已鎖定之息率遠較過往多年之平均水平為低，相信此財庫管理策略長遠將令集團受惠。

展望

受連串財政及貨幣刺激方案所帶動，由金融海嘯所引發之經濟倒退在多個國家均見有所紓緩，而內地更率先重拾經濟增長動力，於二零零九年第二季錄得國民生產總值上升7.9%。與此同時，為推動人民幣成為國際流通之貨幣，內地已在本港開展跨境貿易人民幣結算試點計劃。該項計劃有助推動本港成為區內人民幣結算中心，並鞏固其作為國際金融中心之地位。由於內地及本港經濟前景較為明朗，吸引資金持續流入區內，而息率亦被推至較低之水平。

低按揭息率、經濟基調好轉令負擔能力提升、市場預期通脹加劇、以及未來住宅新供應持續緊張，均有助本港住宅樓市繼續向好。此外，部份富裕之內地和海外華僑為符合居港申請中有關資產之規定，亦紛紛有意在本港置業，因此預期市場對新建成之豪宅名廈之需求將會更為殷切。集團有見及此，計劃於二零零九年下半年推售多個豪宅項目，當中包括半山干德道39號、沙田名家匯、南區赫蘭道11,12,12A,12B以及大埔比華利山別墅三期。至於位於元朗唐人新村之傲•茵，以及多個深受市場歡迎之大型住宅發展項目，亦將陸續推出以迎合普羅大眾之置業需求。預期各項目將可為集團帶來可觀之售樓收益。

內地方面，中央政策將繼續牽動着內地房地產市場之走向。當前正逢維持經濟穩定增長之關鍵時期，中央政府主要着力點在刺激開發投資推動經濟增長，寬鬆貨幣政策將仍得以維持，以支持房地產之適量開發。預計地方政府會就過份熾熱之個別情況採取相應措施，並加快推地節奏，以保持土地市場穩定運作，避免樓價大幅波動。

下半年，中國宏觀經濟前景樂觀，加上通脹之預期、寬鬆之信貸、以及房屋之實在需求，將支持樓價穩定上升。買家對樓房保值之需求強大，將推動對優質物業之供應，集團將加速中高檔住宅之建設及銷售。集團認為二線城市有新之拓展空間，經濟增長相對穩定。集團以強大之融資能力、豐富之房地產開發經驗和更靈活之銷售策略，因時制宜配合市道。公司之項目將更多著重設計規劃、配套設施、建築用料、環境打造及售後服務，使項目富有特色。

集團在內地有八個住宅項目之整體設計規劃已經獲得批准，正加快施工之進度。銷售中心及示範單位對銷售起關鍵作用，全部在趕建中，同時已作好銷售準備，建立內地銷售團隊。在樓宇上蓋、會所、銷售中心、示範單位及園林綠化完成後，各項目之優美環境將能體現，預售將隨即開展。在未來十個月內將會預售之內地住宅樓盤包括長沙「恒基•凱旋門」、徐州「恒基•雍景新城」、宜興「譽瓏璧」、西安「恒基•碧翠錦華」、蘇州「水漾花城」、重慶「恒基•翠庭」、瀋陽「金河灣」、南京「玲瓏翠谷」、以及西安之合作項目「御錦城」，預計開售之總樓面面積逾八百萬平方呎。

租賃方面，雖然預期本港二零零九年下半年經濟市況仍未全面回穩，對整體租金收入及出租率將繼續構成頗大壓力，其中尤以寫字樓為甚。但集團之投資物業組合相當多元化，當中商場多位處人口密集之新市鎮，其對日常生活所需之消費能力，並未受到金融海嘯嚴重沖擊。兼且，寫字樓需求向東九龍轉移之趨勢日漸明顯，集團近年建成之收租物業，如觀塘223、鴻圖道78號、匯昇中心及國際商貿中心將因而受惠。加上市場對港島區優質豪宅之租務需求仍然殷切，其租金收入因此可望保持理想。故此，集團對本財政年度之本地整體租金收入仍審慎樂觀。內地方面，北京環球金融中心已於二零零九年一月落成，隨著該項樓面面積達二百一十萬平方呎之國際甲級商廈之啟用，集團之收租物業組合樓面面積已增至五百二十萬平方呎。集團內地之租金收入亦將進一步提升。

近年本港土地供應短缺，惟集團擁有龐大農地儲備之優勢，深信短期內將能成功以合理條件換取多幅發展用地，自佔樓面將達三百五十萬平方呎，加上其他在發展中／待發展之樓面，將可足夠集團未來數年發展之用。同時集團亦繼續積極與政府洽商將其他農地更改用途以換取更多發展用地。在內地集團亦積極擴大土地儲備，所佔之可發展總樓面面積現已超過一億三千萬平方呎，擁有龐大之土地資源定能為集團創造豐厚之利潤。

此外，中港兩地收租物業組合不斷擴大，令經常性租金收入持續增加，三間上市聯營公司(即香港中華煤氣、香港小輪及美麗華)亦為集團提供另一穩定之收入來源。憑藉業務漸趨多元化，兼且立足中、港兩地多年已建立鞏固基礎，令集團無懼目前之經濟環境變遷。至於本身穩健之財務狀況，以及充足之備用信貸，更有利集團把握市場上可能出現之優質投資機會。

簡明中期財務報表

綜合損益計算表

	附註	截至六月三十日止十二個月 二零零九年 (未經審核) 港幣百萬元	二零零八年 (已審核及重列) 港幣百萬元
營業額	三	**8,460**	13,492
直接成本		**(4,370)**	(7,343)
		4,090	6,149
其他收入	四	**273**	326
其他收益淨額	四	**13**	297
其他營運收益/(費用)淨額	五	**(231)**	(197)
分銷及推廣費用		**(520)**	(886)
行政費用		**(1,224)**	(1,249)
未計入投資物業公允價值變動之經營盈利		**2,401**	4,440
投資物業之公允價值(減少)/增加	十二(c)	**(190)**	6,706
已計入投資物業公允價值變動之經營盈利		**2,211**	11,146
融資成本	六(a)	**(896)**	(576)
		1,315	10,570
應佔聯營公司盈利減虧損		**1,899**	3,224
應佔共同控制公司盈利減虧損		**3,091**	3,938
除稅前盈利	六	**6,305**	17,732
所得稅	七	**(673)**	(1,410)
本期/年度盈利		**5,632**	16,322
盈利分配:			
－本公司股東		**5,541**	15,473
－少數股東權益		**91**	849
本期/年度盈利		**5,632**	16,322
屬於本期/年度應付予本公司股東之股息:	九		
於本期/年度內宣派之中期股息		**644**	859
結算日後宣派之中期股息		**644**	–
結算日後擬派發之末期股息		**–**	1,503
		1,288	2,362
每股盈利－基本及攤薄	十一(a)	**港幣2.58元**	港幣7.54元
經調整後每股盈利	*十一(b)*	***港幣1.64元***	*港幣2.78元*

第95頁至第117頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表

綜合資產負債表

	附註	於二零零九年 六月三十日 （未經審核） 港幣百萬元	於二零零八年 六月三十日 （已審核及重列） 港幣百萬元
非流動資產			
固定資產	十二	**63,378**	59,313
無形經營權	十二	**529**	749
經營租約下自用租賃土地權益		**986**	1,006
聯營公司權益		**34,625**	33,993
共同控制公司權益		**16,095**	13,891
衍生金融工具	十三	**456**	268
其他金融資產	十四	**1,927**	2,164
遞延税項資產		**136**	129
		118,132	111,513
流動資產			
購買物業訂金		**4,921**	4,840
存貨		**36,555**	37,624
應收賬款及其他應收款	十五	**5,192**	5,072
保管賬存款		**38**	154
現金及現金等價物	十六	**17,610**	15,675
		64,316	63,365
分類為待出售之資產	十七	**198**	–
		64,514	63,365
流動負債			
應付賬款及其他應付款	十八	**4,949**	4,589
銀行借款及透支	十九	**3,865**	3,307
本期税項		**681**	879
		9,495	8,775
分類為待出售之資產之相關負債	十七	**41**	–
		9,536	8,775
流動資產淨值		**54,978**	54,590
總資產減流動負債		**173,110**	166,103

簡明中期財務報表

綜合資產負債表(續)

	附註	於二零零九年六月三十日(未經審核)港幣百萬元	於二零零八年六月三十日(已審核及重列)港幣百萬元
非流動負債			
銀行借款	十九	**31,961**	29,007
擔保票據		**3,165**	3,312
同母系附屬公司借款		**2,444**	1,872
衍生金融工具	十三	**618**	309
遞延税項負債		**7,650**	7,441
		45,838	41,941
資產淨值		**127,272**	124,162
資本及儲備			
股本		**4,294**	4,294
儲備		**120,102**	116,902
本公司股東應佔權益總額		**124,396**	121,196
少數股東權益		**2,876**	2,966
權益總額		**127,272**	124,162

第95頁至第117頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表

綜合權益變動表

	附註	截至六月三十日止十二個月 二零零九年 (未經審核) 港幣百萬元	二零零八年 (已審核及重列) 港幣百萬元
於七月一日之權益總額			
－上期報告		**124,198**	100,744
－採納《香港(國際財務報告詮釋委員會)》			
— 詮釋第十二號之影響	二	**(36)**	(38)
－已重列		**124,162**	100,706
本期／年度直接於權益內確認之淨(虧損)／收益：			
換算境外公司財務報表之匯兑差額		**(118)**	2,096
現金流量對沖：公允價值變動之有效部份(已扣除遞延税項)		**(57)**	(32)
重估盈餘(已扣除遞延税項)		**–**	64
可供出售權益證券之公允價值變動		**(179)**	(80)
應佔聯營公司之資本儲備		**9**	–
		(345)	2,048
由權益轉賬：			
現金流量對沖：由權益撥入損益(已扣除遞延税項)		**133**	1
可供出售權益證券減值虧損撥入損益		**73**	–
於出售可供出售權益證券時撥入損益		**7**	–
匯兑儲備於出售附屬公司時變現		**–**	(14)
物業重估儲備於出售一間附屬公司時變現		**(39)**	–
物業重估儲備於出售固定資產時變現		**(19)**	–
		155	(13)
本期／年度淨盈利			
－上期報告			16,320
－採納《香港(國際財務報告詮釋委員會)》			
— 詮釋第十二號之影響			2
－本期／年度淨盈利(二零零八年－已重列)		**5,632**	16,322

簡明中期財務報表

綜合權益變動表(續)

	附註	截至六月三十日止十二個月 二零零九年 (未經審核) 港幣百萬元	 二零零八年 (已審核及重列) 港幣百萬元
本期／年度已確認之收益及支出總額		**5,442**	18,357
分配予：			
－本公司股東		**5,347**	17,440
－少數股東權益		**95**	917
		5,442	18,357
支付股息：			
－二零零七／零八年度之中期股息	九(a)	–	(859)
－二零零八／零九年度之第一次中期股息	九(a)	**(644)**	–
－屬於上一財政年度，並於本期／年度內核准及支付之末期股息	九(b)	**(1,503)**	(1,360)
		(2,147)	(2,219)
支付少數股東股息		**(140)**	(275)
派款予少數股東	十	–	(16,112)
增加附屬公司權益		–	10,125
還款予少數股東淨額		**(45)**	(304)
購入附屬公司		–	470
出售附屬公司		–	(367)
股本交易所產生之權益變動：			
－發行股份		–	408
－股份溢價之淨收入		–	13,373
		–	13,781
於六月三十日之權益總額		**127,272**	124,162

第95頁至第117頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表

簡明綜合現金流量表

	附註	截至六月三十日止十二個月 二零零九年 (未經審核) 港幣百萬元	 二零零八年 (已審核) 港幣百萬元
營運活動所用的現金淨值		**(587)**	(442)
投資活動所得／(所用)的現金淨值		**2,122**	(1,323)
融資活動所得的現金淨值		**547**	7,200
現金及現金等價物增加之淨值		**2,082**	5,435
於七月一日之現金及現金等價物		**15,583**	9,427
外幣兌換率改變之影響		**(94)**	721
於六月三十日之現金及現金等價物	十六	**17,571**	15,583

第95頁至第117頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表(未經審核)附註

一 編製基準

本簡明中期財務報表乃根據(a)適用的《香港聯合交易所有限公司證券上市規則》披露規定;及(b)截至二零零八年六月三十日止年度本公司綜合財務報表(「二零零八年年報」)內所採納之相同會計政策(載於附註二所採納之《香港(國際財務報告詮釋委員會)》-詮釋第十二號「服務特許權的安排」除外),及遵照香港會計師公會頒佈之《香港會計準則》第三十四號「中期財務報告」而編製。本簡明中期財務報表於二零零九年八月二十八日獲授權刊發。

按照《香港會計準則》第三十四號編製之簡明中期財務報表需要管理層作出判斷、估計及假設。該等判斷、估計及假設均影響政策之應用,以及按本年截至報告日期為止呈報之資產及負債、收入及支出之金額。

本簡明中期財務報表包括簡明綜合財務報表及經篩選的附註解釋。此等附註載有多項事件與交易之說明,此等說明對了解本集團自刊發二零零八年年報以來財務狀況之變動與表現均非常重要。

此簡明中期財務報表乃未經審核,惟已由畢馬威會計師事務所根據香港會計師公會頒佈之《香港審閱工作準則》第二四一零號「獨立核數師對中期財務信息的審閱」作出審閱。畢馬威會計師事務所致董事會之審閱報告已刊載於第136頁。

根據董事會於二零零九年三月十九日之決議,本公司之財政年度年結日由六月三十日更改為十二月三十一日。因此,本財政期間之涵蓋年度將為二零零八年七月一日至二零零九年十二月三十一日之十八個月。現呈報之本簡明中期財務報表涵蓋二零零八年七月一日至二零零九年六月三十日之十二個月。綜合損益計算表、綜合權益變動表、簡明綜合現金流量表及有關附註所呈列之比較數字涵蓋二零零七年七月一日至二零零八年六月三十日之財政年度。

本簡明中期財務報表所載關於截至二零零八年六月三十日止財政年度之財務資料(作為以往已申報之資料)並不構成本公司在該財政年度之法定綜合財務報表,惟這些財務資料均摘錄自該等財務報表。截至二零零八年六月三十日止年度之法定財務報表可從本公司之註冊辦事處索取。核數師已在其於二零零八年九月十八日之報告中,就該等財務報表發表無保留意見。

簡明中期財務報表(未經審核)附註

二 主要會計政策

香港會計師公會頒佈了多項新訂和經修訂的《香港財務報告準則》(此統稱包括個別之《香港財務報告準則》、《香港會計準則》及詮釋)。這些準則在本集團之本會計期間首次生效或可供提早採用。本集團根據現行頒佈之《香港財務報告準則》為基準,以釐定預期於編製本集團截至二零零九年十二月三十一日止期間之財務報表時所採納之會計政策。該等準則之發展並沒有對本簡明中期財務報表於所列示期間所應用之會計政策構成重大改變,惟因採納《香港(國際財務報告詮釋委員會)》-詮釋第十二號「服務特許權的安排」除外。該詮釋對本簡明中期財務報表內本集團之收費橋樑項目分類及保留盈利有下列影響:

於以前年度,本集團把私人營運商參與公營基建服務的合約性安排列賬為「固定資產」。採納《香港(國際財務報告詮釋委員會)》-詮釋第十二號後,本集團之收費橋樑項目已由「固定資產」重新分類為「無形經營權」,及將本集團已取得經營收費權(特許權)向公營服務使用者收費之情況下,以一項無形經營權列賬。無形經營權之成本乃根據本集團收費橋樑經營年期二十九年內以直線法攤銷。此項會計政策變動獲追溯應用及比較數字已經重列。

採納《香港(國際財務報告詮釋委員會)》-詮釋第十二號之財務影響如下:

	於二零零九年六月三十日 港幣百萬元	於二零零八年六月三十日 港幣百萬元
資產負債表		
無形經營權增加	**529**	563
固定資產減少	**(563)**	(599)
保留盈利減少	**(23)**	(24)
少數股東權益減少	**(11)**	(12)

	截至六月三十日止十二個月	
	二零零九年 港幣百萬元	二零零八年 港幣百萬元
損益計算表		
本期/年度內攤銷支出增加	**41**	38
本期/年度內折舊支出減少	**(43)**	(40)

簡明中期財務報表(未經審核)附註

二 主要會計政策(續)

本集團現正評估並未於截至二零零九年十二月三十一日止會計期間內生效及不在本簡明中期財務報表中採納之修訂、新準則及新詮釋，在首次應用期間的預期影響。至目前為止，本集團預期採納於二零零九年一月一日或其後開始的會計期間生效之《香港財務報告準則》第八號「業務經營分部」及《香港會計準則》第一號(經修訂)「財務報表之呈報」將可能導致財務報表出現新訂或修訂披露。此外，「優化《香港財務報告準則》(2008年)」將會導致本集團投資物業之會計政策改變如下：

「優化《香港財務報告準則》(2008年)」為香港會計師公會對一系列《香港財務報告準則》作出多項性質輕微及非急切性之修訂而頒佈的綜合修訂。其中，《香港會計準則》第四十號「投資物業」之修訂將會導致在建中投資物業以公允價值入賬，於能可靠地計量其公允價值之時或建造完成日兩日期之以較早者為準。任何收益或虧損均將在損益中確認，此項會計政策與應用於所有其他以公允價值列賬之投資物業之會計政策一致。於以往年度，這類物業按成本列賬，直至建造完成為止，並在建造完成時按公允價值列賬而其所產生之收益或虧損均在損益中確認。《香港會計準則》第四十號「投資物業」之修訂將於二零零九年一月一日或其後開始的會計期間生效，採納《香港會計準則》第四十號將導致本集團之在建中投資物業會計政策有所變動。此項會計政策變動不會追溯應用。

至於有關其他修訂、新準則及新詮釋，本集團尚未能確定其會否對本集團之經營業績及財務狀況構成重大影響。

三 分部資料

本集團於期內／年內按業務分部劃分之收入及業績之分析如下：

業務分部

本集團的主要業務分部如下：

物業發展	:	發展和銷售物業
物業租賃	:	出租物業
建築工程	:	樓宇建造工程
基建項目	:	投資基建項目
酒店業務	:	酒店經營及管理
百貨業務	:	百貨公司經營及管理
其他	:	提供財務借貸、投資控股、項目管理、物業管理、代理人服務、提供清潔及保安服務

簡明中期財務報表(未經審核)附註

三　分部資料(續)

業務分部(續)

截至二零零九年六月三十日止十二個月(未經審核)

	物業發展(註(i))	物業租賃	建築工程	基建項目	酒店業務	百貨業務	其他	對銷	綜合
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
營業額	4,084	2,746	335	299	171	268	557	-	8,460
其他收入(不包括銀行利息收入)	2	9	2	-	10	3	51	-	77
對外收入	4,086	2,755	337	299	181	271	608	-	8,537
分部業務間收入	-	196	1,934	-	1	-	58	(2,189)	-
總收入	4,086	2,951	2,271	299	182	271	666	(2,189)	8,537
分部業績	1,028	1,780	91	223	32	(2)	187		3,339
分部業務間交易	10	(48)	(102)	-	(1)	40	(50)		(151)
對經營盈利之貢獻	1,038	1,732	(11)	223	31	38	137		3,188
銀行利息收入									196
存貨撥備	(37)	-	-	-	-	-	-		(37)
可供出售權益證券之減值虧損(包括於「其他金融資產」內)	-	-	-	-	-	-	(73)		(73)
未能分類之營運支出減收入淨額									(873)
經營盈利									2,401
投資物業之公允價值減少									(190)
融資成本									(896)
									1,315
應佔聯營公司盈利減虧損(註(ii))									1,899
應佔共同控制公司盈利減虧損(註(iii))									3,091
除稅前盈利									6,305
所得稅									(673)
本期盈利									5,632

簡明中期財務報表(未經審核)附註

三 分部資料(續)

業務分部(續)

截至二零零八年六月三十日止年度(已審核及重列)

	物業發展(註(i)) 港幣百萬元	物業租賃 港幣百萬元	建築工程 港幣百萬元	基建項目 港幣百萬元	酒店業務 港幣百萬元	百貨業務 港幣百萬元	其他 港幣百萬元	對銷 港幣百萬元	綜合 港幣百萬元
營業額	9,173	2,625	317	272	186	257	662	–	13,492
其他收入(不包括銀行利息收入)	3	7	3	1	13	3	53	–	83
對外收入	9,176	2,632	320	273	199	260	715	–	13,575
分部業務間收入	–	173	1,835	–	1	–	65	(2,074)	–
總收入	9,176	2,805	2,155	273	200	260	780	(2,074)	13,575
分部業績	2,709	1,792	85	194	39	1	400		5,220
分部業務間交易	28	(51)	(84)	–	–	41	(57)		(123)
對經營盈利之貢獻	2,737	1,741	1	194	39	42	343		5,097
銀行利息收入									243
存貨撥備	(27)	–	–	–	–	–	–		(27)
未能分類之營運支出減收入淨額									(873)
經營盈利									4,440
投資物業之公允價值增加									6,706
融資成本									(576)
									10,570
應佔聯營公司盈利減虧損(註(ii))									3,224
應佔共同控制公司盈利減虧損(註(iii))									3,938
除稅前盈利									17,732
所得稅									(1,410)
本年度盈利									16,322

簡明中期財務報表(未經審核)附註

三　分部資料(續)

地區分部

	香港 港幣百萬元	中國內地 港幣百萬元	綜合 港幣百萬元
截至二零零九年六月三十日止十二個月(未經審核)			
營業額	**7,475**	**985**	**8,460**
其他收入(不包括銀行利息收入)	**67**	**10**	**77**
對外收入	**7,542**	**995**	**8,537**
截至二零零八年六月三十日止年度(已審核)			
營業額	11,302	2,190	13,492
其他收入(不包括銀行利息收入)	69	14	83
對外收入	11,371	2,204	13,575

註：

(i) 包括在物業發展分部營業額內有一項為數港幣103,000,000元(二零零八年：港幣920,000,000元)之營業額乃源自於本集團與一間聯營公司共同發展物業項目之權益而產生之本集團應佔銷售收益。

(ii) 包括在本集團本期應佔聯營公司盈利減虧損內有一項為數港幣152,000,000元(二零零八年：港幣983,000,000元)之盈利乃源自物業發展分部，及另一項為數港幣520,000,000元(二零零八年：港幣1,258,000,000元)之盈利乃源自物業租賃分部(已包括本期內投資物業之公允價值增加(扣除遞延税項後)之金額港幣229,000,000元(二零零八年：港幣1,015,000,000元))。

(iii) 包括在本集團本期應佔共同控制公司盈利減虧損內有一項為數港幣198,000,000元(二零零八年：港幣390,000,000元)之盈利乃源自物業發展分部，及另一項為數港幣2,758,000,000元(二零零八年：港幣3,342,000,000元)之盈利乃源自物業租賃分部(已包括本期內投資物業之公允價值增加(扣除遞延税項後)之金額港幣2,191,000,000元(二零零八年：港幣2,976,000,000元))。

簡明中期財務報表(未經審核)附註

四 其他收入及其他收益淨額

	截至六月三十日止十二個月	
	二零零九年	二零零八年
	(未經審核)	(已審核)
	港幣百萬元	港幣百萬元
其他收入		
銀行利息收入	**196**	243
其他利息收入	**13**	13
其他	**64**	70
	273	326
其他收益淨額		
出售固定資產淨盈利(註)	**53**	71
外幣兌換淨(虧損)/收益	**(30)**	227
出售上市投資(虧損)/收益	**(9)**	1
衍生金融工具公允價值虧損淨額	**–**	(3)
其他	**(1)**	1
	13	297

註： 截至二零零九年六月三十日止十二個月，本集團與若干人士簽訂買賣協議出售物業權益予該等人士，其總代價約為港幣589,000,000元(二零零八年：港幣1,632,000,000元)。該出售所產生之淨盈利合計約為港幣52,000,000元(二零零八年：港幣65,000,000元)。

簡明中期財務報表(未經審核)附註

五 其他營運收益／(費用)淨額

	截至六月三十日止十二個月	
	二零零九年 (未經審核) 港幣百萬元	二零零八年 (已審核) 港幣百萬元
出售附屬公司之收益淨額(註(i))	**48**	150
被收購公司可識別資產之公允價值超過投資成本	**–**	10
應收賬款及其他應收款之(減值虧損)／減值虧損撥回		
－應收貿易賬款	**(29)**	63
－其他(註(ii))	**–**	(266)
存貨撥備	**(37)**	(27)
可供出售權益證券減值虧損(參閱附註十四)	**(73)**	–
其他	**(140)**	(127)
	(231)	(197)

註：

(i) 截至二零零九年六月三十日止十二個月，本集團以代價港幣49,000,000元出售一間從事物業租賃之附屬公司。截至二零零八年六月三十日止年度，本集團以總代價港幣470,000,000元出售若干從事物業租賃及基建項目之附屬公司。該出售所產生收益淨額為港幣48,000,000元(二零零八年：港幣150,000,000元)。

(ii) 上述截至二零零八年六月三十日止年度之減值虧損包括一筆有關於該年度內因終止參與一個中國內地物業發展項目之若干發展成本預付款而產生之撇賬，涉及金額為港幣257,000,000元。

簡明中期財務報表(未經審核)附註

六　除稅前盈利

除稅前盈利已扣除╱(計入)下列各項：

		截至六月三十日止十二個月	
		二零零九年 (未經審核) 港幣百萬元	二零零八年 (已審核) 港幣百萬元
(a)	**融資成本：**		
	銀行利息	**975**	807
	五年內須償還借款之利息	**94**	82
	五年後須償還借款之利息	**181**	166
	其他借貸成本	**54**	41
		1,304	1,096
	減：資本化之數額*	**(408)**	(520)
		896	576
(b)	**員工成本：**		
	薪酬、工資及其他福利	**1,350**	1,307
	界定供款退休計劃之供款	**54**	48
		1,404	1,355

*　借貸成本乃根據年利率2.05%至6.44%(二零零八年：1.82%至6.37%)之息率資本化。

簡明中期財務報表(未經審核)附註

六 除稅前盈利(續)

除稅前盈利已扣除/(計入)下列各項:(續)

	截至六月三十日止十二個月	
	二零零九年 (未經審核) 港幣百萬元	二零零八年 (已審核及重列) 港幣百萬元
(c) 其他項目:		
折舊	**123**	104
減:資本化之數額	**(2)**	(2)
	121	102
租賃土地補償之攤銷	**20**	20
無形經營權之攤銷	**49**	49
銷售成本		
—待出售之建成物業(註(i))	**2,454**	5,606
—存貨	**255**	213
扣除直接支銷港幣849,000,000元(二零零八年:港幣714,000,000元)後投資物業之租金收入(註(ii))	**(1,462)**	(1,464)
扣除直接支銷後之其他租金收入	**(270)**	(278)
投資股息收入		
—上市	**(19)**	(28)
—非上市	**(12)**	(16)

註:

(i) 包括在待出售之建成物業之銷售成本內有一項為數港幣36,000,000元(二零零八年:港幣324,000,000元)之銷售成本乃源自於本集團與一間聯營公司共同發展項目之權益(披露於附註三內)而產生之本集團應佔銷售成本。

(ii) 包括或然租金收入港幣136,000,000元(二零零八年:港幣141,000,000元)。

簡明中期財務報表(未經審核)附註

七 所得稅

綜合損益計算表內列報之所得稅代表：

	截至六月三十日止十二個月	
	二零零九年 (未經審核) 港幣百萬元	二零零八年 (已審核) 港幣百萬元
本期稅項		
香港利得稅撥備	**300**	470
香港以外稅項撥備	**127**	211
土地增值稅撥備	**47**	50
遞延稅項		
源自及撥回暫時性差異	**199**	679
	673	1,410

本期內香港利得稅撥備乃按估計應課稅盈利之16.5%(二零零八年：16.5%)計算。

香港以外稅項撥備乃按期內在有關稅務司法管轄區賺取之估計應課稅盈利之期內適用稅率計算。

本集團於中國內地開發作銷售用途的物業需按土地增值金額以累進稅率30%至60%基準繳交土地增值稅。按照現行適用法例，土地增值金額乃根據物業銷售收入減去可扣減開支(包括土地使用權租賃費用、借貸成本及所有物業發展開支)而釐定。

綜合損益計算表內之遞延稅項(撥回)／支出主要是源自於期內集團投資物業之公允價值(減少)／增加而(撥回)／引致之應課稅暫時性差異。

簡明中期財務報表(未經審核)附註

八 董事酬金

截至二零零九年六月三十日止十二個月之董事酬金如下：

	截至二零零九年六月三十日止十二個月－未經審核				
	董事袍金 港幣千元	薪金、酬金、其他津貼及福利 港幣千元	酌定花紅 港幣千元	退休金供款 港幣千元	總計 港幣千元
執行董事					
李兆基博士	70	13,800	–	–	13,870
李家傑	70	14,097	–	12	14,179
林高演	70	7,200	25,600	432	33,302
李家誠	70	10,973	–	454	11,497
葉盈枝	50	5,748	22,000	345	28,143
歐肇基	50	7,080	4,350	354	11,834
孫國林	70	4,356	5,000	261	9,687
李鏡禹	70	3,192	–	164	3,426
馮李煥琮	50	3,929	1,450	217	5,646
劉壬泉	70	–	–	–	70
李寧	70	3,590	–	153	3,813
郭炳濠	120	4,454	–	210	4,784
非執行董事					
胡寶星爵士	70	–	–	–	70
梁希文	70	430	–	–	500
李王佩玲	50	–	–	–	50
李達民	70	–	–	–	70
胡家驃	–	–	–	–	–
獨立非執行董事					
鄺志強	70	430	–	–	500
高秉強教授	70	430	–	–	500
胡經昌	70	430	–	–	500
總計	1,300	80,139	58,400	2,602	142,441

簡明中期財務報表(未經審核)附註

八 董事酬金(續)

截至二零零九年六月三十日止十二個月之董事酬金如下:(續)

	截至二零零八年六月三十日止年度－已審核				
	董事袍金 港幣千元	薪金、酬金、 其他津貼及福利 港幣千元	酌定花紅 港幣千元	退休金供款 港幣千元	總計 港幣千元
執行董事					
李兆基博士	70	10,439	–	–	10,509
李家傑	70	13,819	–	12	13,901
林高演	70	7,095	34,000	395	41,560
李家誠	70	10,820	–	443	11,333
葉盈枝	50	6,069	28,060	337	34,516
歐肇基	50	7,471	8,700	346	16,567
孫國林	70	4,593	6,515	255	11,433
李鏡禹	70	3,585	–	160	3,815
馮李煥琼	50	3,828	3,550	212	7,640
劉壬泉	70	–	–	–	70
李寧	70	3,637	–	147	3,854
郭炳濠	120	4,532	–	205	4,857
非執行董事					
胡寶星爵士	70	–	–	–	70
梁希文	70	430	–	–	500
李王佩玲	50	–	–	–	50
李達民	70	–	–	–	70
胡家驃	–	–	–	–	–
獨立非執行董事					
鄺志強	70	430	–	–	500
高秉強教授	70	430	–	–	500
胡經昌	70	430	–	–	500
總計	1,300	77,608	80,825	2,512	162,245

本集團於本期及前年度並無任何董事放棄或同意放棄任何酬金的安排。

簡明中期財務報表(未經審核)附註

九 股息

(a) 屬於本期／年度應付予本公司股東之股息：

	截至六月三十日止十二個月	
	二零零九年 (未經審核) 港幣百萬元	二零零八年 (已審核) 港幣百萬元
已宣派之二零零七／零八年度中期股息每股港幣四角	–	859
已宣派之二零零八／零九年度第一次中期股息每股港幣三角	644	–
於結算日後宣派之二零零八／零九年度第二次中期股息每股港幣三角	644	–
於結算日後擬派發之二零零七／零八年度末期股息每股港幣七角	–	1,503
	1,288	2,362

於有關結算日後宣派之二零零八／零九年度第二次中期股息及擬派發之二零零七／零八年度末期股息尚未於各自之結算日確認為負債。

(b) 屬於上一財政年度，並於本期／年度內核准及支付的股息：

	截至六月三十日止十二個月	
	二零零九年 (未經審核) 港幣百萬元	二零零八年 (已審核) 港幣百萬元
屬於上一財政年度，並於本期／年度內核准及支付的末期股息每股港幣七角(二零零八年：每股港幣七角)	1,503	1,360

十 派款予少數股東

截至二零零八年六月三十日止之財政年度，本公司旗下一間附屬公司恒基兆業發展有限公司(「恒基發展」)派款合共港幣50,262,000,000元予其股東。有關派款金額乃來自於本公司收購恒基發展持有香港中華煤氣有限公司之全部權益(詳情載於本集團之二零零八年年報)而由恒基發展從本公司取得之收益中支付。就此而言，派款予恒基發展少數股東合計為港幣16,112,000,000元。

簡明中期財務報表(未經審核)附註

十一 每股盈利

(a) 每股盈利乃按期內本公司股東應佔盈利港幣5,541,000,000元(二零零八年(重列):港幣15,473,000,000元),並按期內已發行普通股之加權平均數2,147,000,000股(二零零八年:普通股2,052,000,000股)計算。

截至二零零八年及二零零九年六月三十日止十二個月內,並沒有具攤薄盈利之潛在股份,因此本期及上期之每股攤薄盈利與每股基本盈利相同。

(b) 經調整後每股盈利乃根據以下已調整之本公司股東應佔盈利計算:

	截至六月三十日止十二個月	
	二零零九年 (未經審核) 港幣百萬元	二零零八年 (已審核及重列) 港幣百萬元
本公司股東應佔盈利	**5,541**	15,473
投資物業公允價值變動之影響	**190**	(6,706)
投資物業公允價值變動所產生之遞延税項之影響	**223**	732
應佔投資物業公允價值變動(扣除遞延税項後)之影響:		
一聯營公司	**(229)**	(1,015)
一共同控制公司	**(2,191)**	(2,976)
少數股東權益之影響	**(23)**	200
用以計算每股盈利之經調整後盈利	**3,511**	5,708
經調整後每股盈利	**港幣1.64元**	港幣2.78元

簡明中期財務報表(未經審核)附註

十二 固定資產及無形經營權

(a) 重新分類

於採納《香港(國際財務報告詮釋委員會)》－詮釋第十二號「服務特許權的安排」後，本集團之收費橋樑項目已由「固定資產」重新分類為「無形經營權」。有關詳情載於附註二。

如附註十七所載，一間恒基發展之附屬公司已於期內簽訂協議出售其於馬鞍山公路合營(有關定義參閱附註十七)之權益。因此，有關賬面值為港幣177,000,000元之收費高速公路經營權於期內由「無形經營權」重新分類至「分類為待出售之資產」。

(b) 轉移

截至二零零九年六月三十日止十二個月，若干物業發展項目已完成發展及於經營租賃性質之租約開始時，以其賬面值港幣4,304,000,000元由「存貨」轉至「固定資產」。

(c) 估值

投資物業已於二零零九年六月三十日由獨立測量師行－戴德梁行(其員工具備香港測量師學會資深會員之資格，且對被重估之物業所在位置及所屬類別有近期相關之估值經驗)進行重估，重估基準乃以個別物業之市值為準則(按物業現況)，並參照市場類似交易個案，及在合適情況下，將淨租金收入資本化，並計入租約期滿後續約時淨租金收入增加之潛在能力。

(d) 資產抵押

於二零零八年六月三十日及二零零九年六月三十日，本集團已將收費高速公路經營權抵押以取得本集團之若干銀行借款。

簡明中期財務報表(未經審核)附註

十三 衍生金融工具

	於二零零九年六月三十日		於二零零八年六月三十日	
	資產 (未經審核) 港幣百萬元	負債 (未經審核) 港幣百萬元	資產 (已審核) 港幣百萬元	負債 (已審核) 港幣百萬元
現金流量對沖:				
－跨貨幣利率掉期合約	**414**	**618**	268	309
－利率掉期合約	**42**	**–**	–	–
	456	**618**	268	309

於二零零九年六月三十日,尚未到期的掉期合約名義本金總額為524,000,000美元(二零零八年:325,000,000美元)、50,000,000英鎊(二零零八年:50,000,000英鎊)及港幣2,450,000,000元(二零零八年:港幣零元)。該等掉期合約包括所簽訂之跨貨幣利率掉期合約及利率掉期合約,其作用是對沖本集團所發行之擔保票據及若干銀行借款所產生之利率風險及外匯風險。該等掉期合約到期日介乎二零一零年九月八日至二零二二年七月二十五日期間。

十四 其他金融資產

	於二零零九年 六月三十日 (未經審核) 港幣百萬元	於二零零八年 六月三十日 (已審核) 港幣百萬元
可供出售權益證券	**935**	1,062
應收分期款	**915**	1,003
長期應收款	**77**	99
	1,927	2,164

於二零零九年六月三十日,本集團若干可供出售權益證券已被認定為出現減值,此乃基於其公允價值出現低於成本之重大或長期下跌。據此,截至二零零九年六月三十日止之十二個月,已於綜合損益計算表內確認減值虧損為港幣73,000,000元(二零零八年:港幣零元)(參閱附註五)。

應收分期款為自結算日起十二個月後到期之應收樓價之分期款。自結算日起十二個月內到期之應收分期款,已列入流動資產中之「應收賬款及其他應收款」內(參閱附註十五)。

簡明中期財務報表(未經審核)附註

十五 應收賬款及其他應收款

	於二零零九年六月三十日(未經審核)港幣百萬元	於二零零八年六月三十日(已審核)港幣百萬元
應收分期款	**2,316**	2,078
應收賬款、預付費用及按金	**2,430**	2,540
應收客戶合約工程款	**21**	48
應收聯營公司款項	**424**	393
應收共同控制公司款項	**1**	13
	5,192	5,072

(i) 包括於應收賬款及其他應收款內之應收貿易賬款(扣除呆賬撥備),於結算日之賬齡分析如下:

	於二零零九年六月三十日(未經審核)港幣百萬元	於二零零八年六月三十日(已審核)港幣百萬元
未逾期或逾期一個月內	**1,760**	1,594
逾期一個月至三個月	**64**	792
逾期三個月至六個月	**332**	147
逾期超過六個月	**538**	492
	2,694	3,025

簡明中期財務報表(未經審核)附註

十五 應收賬款及其他應收款(續)

(ii) 於二零零九年六月三十日，包括於應收貿易賬款內有一項為數人民幣25,000,000元(相等於港幣28,000,000元)(二零零八年：人民幣474,000,000元(相等於港幣539,000,000元))乃關於恒基發展擁有60%權益的附屬公司杭州恒基錢江三橋有限公司(在中國內地杭州市經營一條收費橋樑)(「三橋合營」)之應收通行費收入。有關通行費收入乃根據三橋合營與杭州市"四自"工程道路綜合收費管理處(一所位於杭州市之相關政府機構)(「杭州政府機構」)訂立之合同條款由杭州政府機構自二零零四年一月起代本集團收取。截至二零零九年六月三十日止十二個月內，三橋合營已從杭州政府機構收回人民幣696,000,000元(相等於港幣790,000,000元)。

(iii) 本集團會定期對出售物業之逾期應收分期款進行審閱及採取跟進措施，以使管理層能評估有關客戶之償還能力，並藉以減低信貸風險。有關源自出租物業之租金收入，租戶須預先繳納每月租金及存放足夠的按金以減低潛在之信貸風險。至於其他應收賬款，所給予客戶的信貸條款乃按每一個客戶財政實力和過往還款狀況作基準。在此情況下，本集團並無向客戶獲取抵押品。應收賬款之賬齡分析乃按時編製及審慎監控，使有關信貸風險儘量減低。預期未可收回之數額已計提足夠的減值虧損。

十六 現金及現金等價物

	於二零零九年六月三十日(未經審核)港幣百萬元	於二零零八年六月三十日(已審核)港幣百萬元
銀行及其他財務機構定期存款	**9,046**	8,114
銀行存款及現金	**8,564**	7,561
綜合資產負債表之現金及現金等價物	**17,610**	15,675
分類為待出售之現金及現金等價物	**12**	–
銀行透支	**(51)**	(92)
簡明綜合現金流量表之現金及現金等價物	**17,571**	15,583

簡明中期財務報表(未經審核)附註

十七 分類為待出售之資產及分類為待出售之資產之相關負債

於二零零九年三月十二日，一間由恒基發展擁有70%權益之附屬公司－香港鏗鏘有限公司(「鏗鏘」)與馬鞍山市過境公路建設開發有限公司(「馬鞍山公路合營夥伴」，為一所國有企業並持有馬鞍山環通公路發展有限公司(「馬鞍山公路合營」，此乃營運馬鞍山環通公路之合營企業)之30%權益)達成協議，有關鏗鏘出售其於馬鞍山公路合營之全部70%權益予馬鞍山公路合營夥伴，代價為人民幣122,000,000元(相等於港幣138,000,000元)。於本簡明中期財務報表獲授權刊發日，此項交易尚未完成。

於二零零九年六月三十日，有關馬鞍山公路合營營運之資產及負債，包括收費高速公路經營權，已分類為待出售之類別。

十八 應付賬款及其他應付款

	於二零零九年六月三十日(未經審核)港幣百萬元	於二零零八年六月三十日(已審核)港幣百萬元
應付賬款及應付費用	**4,096**	2,912
租約及其他按金	**612**	556
已收預售樓宇訂金	**–**	821
應付聯營公司款項	**142**	177
應付共同控制公司款項	**99**	123
	4,949	4,589

包括於應付賬款及其他應付款內之應付貿易賬款，於結算日之賬齡分析如下：

	於二零零九年六月三十日(未經審核)港幣百萬元	於二零零八年六月三十日(已審核)港幣百萬元
一個月內到期及按要求還款	**453**	683
一個月後但三個月內到期	**238**	290
三個月後但六個月內到期	**56**	183
六個月後到期	**2,403**	877
	3,150	2,033

簡明中期財務報表(未經審核)附註

十九 銀行借款及透支

截至二零零九年六月三十日止十二個月內，本集團獲得新增銀行借款金額合共港幣13,250,000,000元及償還銀行借款金額合共港幣9,526,000,000元。新增銀行借款之年利率介乎0.46%至6.85%之間。

於二零零九年六月三十日，除歸類為「分類為待出售之資產之相關負債」之銀行借款港幣29,000,000元(二零零八年：歸類為「銀行借款及透支」之港幣40,000,000元)是以本集團之收費高速公路經營權作抵押外(參閱附註十二(d))，其餘銀行借款及透支均為無抵押。

二十 承擔項目

於二零零九年六月三十日，本集團於本簡明中期財務報表內未計提之資本承擔項目如下：

	於二零零九年六月三十日(未經審核)港幣百萬元	於二零零八年六月三十日(已審核)港幣百萬元
就物業收購、未來發展費用及相關內部裝置成本並已簽約之承擔	**2,872**	3,343
已由董事批准但尚未簽約之未來發展費用及相關內部裝置成本	**12,882**	13,360
	15,754	16,703

二十一 或然負債

於二零零九年六月三十日，本集團之或然負債如下：

	於二零零九年六月三十日(未經審核)港幣百萬元	於二零零八年六月三十日(已審核)港幣百萬元
(a) 本集團為樓宇買家向財務機構發出之擔保	**–**	2

(b) 於二零零六年十二月就有關出售若干附屬公司及股東貸款予陽光房地產信託基金(「陽光房託」)事項(「出售」)，本集團與陽光房託簽訂稅務契約。根據該等稅務契約，本集團承諾賠償予陽光房託於完成出售時(「完成」)或之前所發生之任何稅務債項、回補直至完成時所授商業建築物免稅額及資本性免稅額及於完成前物業重新分類所產生之稅務債項。於二零零九年六月三十日，本集團就上述所產生之或然負債為港幣21,000,000元(二零零八年：港幣30,000,000元)。

簡明中期財務報表(未經審核)附註

二十一 或然負債(續)

(c) 於二零零九年六月三十日，本集團就有關擔保其附屬公司對應有及合適工作表現之責任而發出履約擔保書所產生之或然負債為港幣138,000,000元(二零零八年：港幣92,000,000元)。

二十二 關連人士之重大交易

除於本簡明中期財務報表內另有披露之交易外，本集團於本期／年度內已訂立下列關連人士之重大交易：

(a) **與同母系附屬公司之交易**

本集團與其同母系附屬公司關連人士之重大交易如下：

	截至六月三十日止十二個月	
	二零零九年 (未經審核) 港幣百萬元	二零零八年 (已審核) 港幣百萬元
其他利息支出(註(i))	9	37
管理費收入(註(iii))	6	6

(b) **與聯營公司及共同控制公司之交易**

本集團與其聯營公司及共同控制公司關連人士之重大交易如下：

	截至六月三十日止十二個月	
	二零零九年 (未經審核) 港幣百萬元	二零零八年 (已審核) 港幣百萬元
其他利息收入(註(i))	6	17
建築工程收入(註(ii))	334	207
管理費收入(註(iii))	11	23
專業費用收入(註(iii))	2	3
銷售佣金收入(註(iii))	24	33
租金支出(註(iii))	64	61

註：

(i) 利息收入及支出乃按當時貸款結餘額並參考香港銀行同業拆息或優惠利率計算。

(ii) 此等交易為代付成本加上若干百份比之服務費用。

(iii) 此等交易乃按一般商業條款及於正常業務範圍內進行。

簡明中期財務報表（未經審核）附註

二十二 關連人士之重大交易（續）

(c) 與本公司董事所擁有之一間公司之交易

本公司董事李家傑先生透過其所擁有之一間公司（「該公司」）於本集團之一間附屬公司及一間聯營公司擁有個別之權益，而本集團透過這些附屬公司及聯營公司持有若干在中國內地發展項目之權益。該公司同意及已根據其於這些附屬公司及聯營公司之股權權益百分比以免息墊款方式向這些公司提供融資。

於二零零九年六月三十日，該公司與上述之附屬公司並沒有結欠款項（二零零八年：港幣零元），及該公司向上述之聯營公司墊支款項為港幣80,000,000元（二零零八年：港幣81,000,000元）。上述款項為無抵押及無固定償還期。

二十三 非調整之結算日後事項

董事於結算日後宣派第二次中期股息。進一步詳情披露於附註九(a)。

二十四 比較數字

由於採納《香港（國際財務報告詮釋委員會）》－詮釋第十二號「服務特許權的安排」，若干比較數字已重列。有關採納此項新會計政策之詳情披露於附註二。

財務回顧

經營業績

以下討論應與本公司截至二零零九年六月三十日止十二個月未經審核簡明中期財務報表一併參閱。

營業額及盈利

	營業額		對經營盈利之貢獻	
	截至二零零九年六月三十日止十二個月（未經審核）港幣百萬元	截至二零零八年六月三十日止年度（經審核）港幣百萬元	截至二零零九年六月三十日止十二個月（未經審核）港幣百萬元	截至二零零八年六月三十日止年度（經審核及重列）港幣百萬元
業務分部				
－物業發展	**4,084**	9,173	**1,038**	2,737
－物業租賃	**2,746**	2,625	**1,732**	1,741
－建築工程	**335**	317	**(11)**	1
－基建項目	**299**	272	**223**	194
－酒店業務	**171**	186	**31**	39
－百貨業務	**268**	257	**38**	42
－其他業務	**557**	662	**137**	343
	8,460	13,492	**3,188**	5,097

	截至二零零九年六月三十日止十二個月（未經審核）港幣百萬元	截至二零零八年六月三十日止年度（經審核及重列）港幣百萬元
本公司股東應佔盈利		
－包括本集團應佔由本集團之附屬公司、聯營公司及共同控制公司所持投資物業之公允價值變動（扣除遞延税項後）	**5,541**	15,473
－不包括本集團應佔由本集團之附屬公司、聯營公司及共同控制公司所持投資物業之公允價值變動（扣除遞延税項後）	**3,511**	5,708

截至二零零九年六月三十日止十二個月內，本集團錄得營業額減少港幣5,032,000,000元或37%至港幣8,460,000,000元（二零零八年：港幣13,492,000,000元）。減少原因主要是自二零零八年九月爆發全球金融危機後市場負面環境帶來之不利影響，導致期內物業銷售減少，令本集團物業發展業務分部營業額減少。

截至二零零九年六月三十日止十二個月，本公司股東應佔盈利（不包括本集團應佔本集團之附屬公司、聯營公司及共同控制公司所持投資物業之公允價值變動（扣除遞延税項後））為港幣3,511,000,000元（二零零八年（重列）：港幣5,708,000,000元），較上一財政年度減少港幣2,197,000,000元或38%。盈利減少原因主要是由於期內來自本集團物業發展業務之盈利貢獻因上述原因有所減少，及如下文所述本集團應佔聯營公司及共同控制公司除税後盈利減虧損有所減少。

撇除本集團應佔本集團之附屬公司、聯營公司及共同控制公司所持投資物業之公允價值變動（扣除遞延税項後），截至二零零九年六月三十日止十二個月之每股盈利為港幣1.64元（二零零八年：港幣2.78元）。

下文載列主要業務分部之討論。

物業發展

截至二零零九年六月三十日止十二個月，物業發展之收入為港幣4,084,000,000元（二零零八年：港幣9,173,000,000元），較上一財政年度減少港幣5,089,000,000元或55%。於截至二零零九年六月三十日止十二個月內，本集團銷售之物業發展項目主要包括位於香港之星匯居、比華利山別墅、百匯軒及御景峰，以及位於中國內地廣州市之恒荔灣畔。連同來自其他已建成物業之銷售，於截至二零零九年六月三十日止十二個月之盈利貢獻合共為港幣1,038,000,000元（二零零八年：港幣2,737,000,000元），較上一財政年度減少港幣1,699,000,000元或62%。

截至二零零九年六月三十日止十二個月，本集團應佔來自附屬公司、聯營公司及共同控制公司與物業發展業務相關之除税前盈利貢獻總額為港幣1,436,000,000元（二零零八年：港幣4,385,000,000元），當中來自附屬公司之貢獻為港幣1,038,000,000元（二零零八年：港幣2,737,000,000元）、來自聯營公司之貢獻為港幣164,000,000元（二零零八年：1,185,000,000元），以及來自共同控制公司之貢獻為港幣234,000,000元（二零零八年：港幣463,000,000元）。就上述所提及，於截至二零零九年六月三十日止十二個月來自聯營公司之盈利貢獻包括（但不限於）來自銷售由香港中華煤氣有限公司（「香港中華煤氣」），本公司之上市聯營公司）持有之嘉亨灣單位，以及銷售由香港小輪（集團）有限公司（「香港小輪」），本公司之上市聯營公司）持有之亮賢居單位所得之盈利。

物業租賃

截至二零零九年六月三十日止十二個月，物業租賃之收入為港幣2,746,000,000元（二零零八年：港幣2,625,000,000元），較上一財政年度增加港幣121,000,000元或5%。於二零零九年六月三十日，本集團位於香港之主要投資物業（但不包括於二零零八年一月落成之觀塘223）錄得平均出租率為95%（二零零八年：95%），以及於截至二零零九年六月三十日止十二個月，若干延續租約及新租約之新租金均較相對之現行租金有所增加。截至二零零九年六月三十日止十二個月，來自物業租賃之盈利貢獻為港幣1,732,000,000元（二零零八年：港幣1,741,000,000元），較上一財政年度輕微減少港幣9,000,000元或1%。

計及本集團應佔來自附屬公司、聯營公司及共同控制公司所擁有物業之租金收入後，截至二零零九年六月三十日止十二個月，本集團應佔之物業租賃總收入為港幣4,241,000,000元（二零零八年：港幣3,872,000,000元），較上一財政年度增加港幣369,000,000元或10%。

截至二零零九年六月三十日止十二個月，本集團應佔來自附屬公司、聯營公司及共同控制公司所擁有物業之除稅前淨租金收入（未計及投資物業公允價值變動及相關遞延稅項）合共為港幣2,941,000,000元，較上一財政年度錄得之港幣2,728,000,000元，增加港幣213,000,000元或8%。本集團應佔除稅前淨租金收入當中來自附屬公司之貢獻為港幣1,732,000,000元（二零零八年：港幣1,741,000,000元）、來自聯營公司之貢獻為港幣390,000,000元（二零零八年：港幣346,000,000元），以及來自共同控制公司之貢獻港幣819,000,000元（二零零八年：港幣641,000,000元）。

建築工程

本集團主要為其所參與之物業發展項目（包括由本集團之聯營公司及共同控制公司所從事之物業發展項目）承造建築工程。截至二零零九年六月三十日止十二個月，隨著兩項主要建築工程項目於期內完成，本集團建築工程之營業額增加6%至港幣335,000,000元（二零零八年：港幣317,000,000元）。然而，建築工程分部於截至二零零九年六月三十日止十二個月錄得經營虧損港幣11,000,000元（二零零八年：盈利貢獻港幣1,000,000元），主要是由於(i)期內來自建築天秤租賃之盈利貢獻受建築工程活動減少而有所下降；及(ii)建築工程分部員工成本增加，原因乃根據建築工程分部與物業發展分部之間員工成本之分攤基準，由於本期內物業發展分部營業額減少，以致有關員工成本未有分攤至物業發展分部。此外，於截至二零零九年六月三十日止十二個月，建築工程分部並無從與承建商就以往年度發展之項目確定最終建築成本而錄得任何盈利。

基建項目

截至二零零九年六月三十日止十二個月，中國內地之基建項目錄得營業額港幣299,000,000元（二零零八年：港幣272,000,000元），較上一財政年度增加港幣27,000,000元或10%。增長主要是受惠於截至二零零九年六月三十日止十二個月內位於杭州市之收費橋樑之交通流量及人民幣兌換港幣之匯兌收益，均較上一財政年度有所上升。此業務分部於本期內之盈利貢獻增加港幣29,000,000元或15%至港幣223,000,000元（二零零八年（重列）：港幣194,000,000元）。

酒店業務

受到於二零零八年九月爆發之全球金融危機及於二零零九年第二季爆發之H1N1流感所帶來不利經濟環境之負面影響下，酒店業務於截至二零零九年六月三十日止十二個月之營業額為港幣171,000,000元，較上一財政年度減少港幣15,000,000元或8%。此業務分部於截至二零零九年六月三十日止十二個月之盈利貢獻為港幣31,000,000元，較上一財政年度減少港幣8,000,000元或21%。

百貨業務

本集團於香港經營五家以「千色店」為名之百貨零售店及三家時裝專門店。百貨零售業務於截至二零零九年六月三十日止十二個月之收入為港幣268,000,000元（二零零八年：港幣257,000,000元），較上一財政年度增加港幣11,000,000元或4%。惟由於本期內員工成本上升及為存貨作減值，百貨業務於截至二零零九年六月三十日止十二個月之盈利貢獻為港幣38,000,000元（二零零八年：港幣42,000,000元），較上一財政年度減少港幣4,000,000元或10%。

其他業務

其他業務主要包括提供財務借貸、投資控股、項目管理、物業管理、代理人服務、以及清潔和保安服務。該等業務於截至二零零九年六月三十日止十二個月合共錄得營業額港幣557,000,000元(二零零八年：港幣662,000,000元)，較上一財政年度減少港幣105,000,000元或16%。截至二零零九年六月三十日止十二個月之營業額減少主要由於(i)來自出售地塊及農地所得之款項減少；(ii)來自提供財務借貸之收入減少，此乃受到本集團於香港之物業銷售數量減少影響；及(iii)來自項目管理之收入減少，主要原因是本集團之聯營公司及共同控制公司之物業銷售收入減少，致使本集團來自有關物業銷售之佣金收入減少。因此，其他業務之盈利貢獻於本期內減少港幣206,000,000元或60%至港幣137,000,000元(二零零八年：港幣343,000,000元)。

聯營公司

本集團於截至二零零九年六月三十日止十二個月之應佔聯營公司之除稅後盈利減虧損為港幣1,899,000,000元(二零零八年：港幣3,224,000,000元)，較上一財政年度減少港幣1,325,000,000元或41%。撇除截至二零零九年六月三十日止十二個月本集團應佔聯營公司所持投資物業之公允價值變動(扣除遞延税項後)港幣229,000,000元(二零零八年：港幣1,015,000,000元)，本集團期內應佔聯營公司之除稅後基本盈利減虧損為港幣1,670,000,000元(二零零八年：港幣2,209,000,000元)，較上一財政年度減少港幣539,000,000元或24%。

就本集團之三間上市聯營公司(即香港中華煤氣、美麗華酒店企業有限公司(「美麗華」)及香港小輪)而言，截至二零零九年六月三十日止十二個月，本集團應佔其除稅後盈利合共為港幣1,921,000,000元(二零零八年：港幣2,844,000,000元)，較上一財政年度減少港幣923,000,000元或32%。撇除截至二零零九年六月三十日止十二個月之本集團應佔上述三間上市聯營公司所持投資物業之公允價值變動(扣除遞延税項後)港幣303,000,000元(二零零八年：港幣833,000,000元)，本集團截至二零零九年六月三十日止十二個月應佔此三間上市聯營公司之除稅後基本盈利為港幣1,618,000,000元(二零零八年：港幣2,011,000,000元)，較上一財政年度減少港幣393,000,000元或20%。於截至二零零九年六月三十日止十二個月內，本集團錄得(i)來自香港中華煤氣之應佔盈利減少港幣631,000,000元，主要是由於本集團應佔物業銷售之盈利貢獻減少港幣727,000,000元；(ii)來自美麗華之應佔盈利減少港幣274,000,000元，主要是由於美麗華截至二零零九年三月三十一日止財政年度內對The Mira Hong Kong酒店進行主要重新品牌定位計劃，並分階段關閉客房作翻新工作，令酒店業務盈利貢獻減少港幣49,000,000元，及加上於美麗華截至二零零九年三月三十一日止財政年度內本集團應佔美麗華所持投資物業之公允價值虧損(扣除遞延税項後)相對美麗華截至二零零八年三月三十一日之財政年度增加港幣248,000,000元；及(iii)來自香港小輪之應佔盈利減少港幣18,000,000元，原因是本集團應佔物業銷售之盈利貢獻增加港幣50,000,000元(主要與於期內推售之亮賢居有關)及節省於截至二零零八年六月三十日止十二個月內固定資產減值及就渡輪和船廠業務產生法律訴訟之撥備合共港幣37,000,000元，惟此等因素之合計影響被本集團於截至二零零九年六月三十日止十二個月應佔香港小輪之淨投資虧損增加港幣54,000,000元及本集團應佔香港小輪所持投資物業之公允價值虧損(扣除遞延税項後)相對截至二零零八年六月三十日止十二個月增加港幣52,000,000元所抵銷。

共同控制公司

本集團應佔主要從事物業發展及物業投資活動之共同控制公司之除稅後盈利減虧損為港幣3,091,000,000元(二零零八年：港幣3,938,000,000元)，較上一財政年度減少港幣847,000,000元或22%。撇除本集團截至二零零九年六月三十日止十二個月應佔共同控制公司所持投資物業之公允價值變動(扣除遞延稅項)港幣2,191,000,000元(二零零八年：港幣2,976,000,000元)後，本集團期內應佔共同控制公司之除稅後基本盈利減虧損為港幣900,000,000元(二零零八年：港幣962,000,000元)，較上一財政年度減少港幣62,000,000元或6%，減少之主要原因是(i)本集團應佔物業租賃(主要與國際金融中心綜合項目有關)之盈利貢獻增加港幣200,000,000元；(ii)本集團應佔物業銷售之盈利貢獻減少港幣192,000,000元；(iii)本集團應佔酒店業務之盈利貢獻減少港幣21,000,000元；及(iv)本集團投資於一家持有一項中國內地物業發展項目之共同控制公司之匯兑收益，較截至二零零八年六月三十日止財政年度減少港幣47,000,000元。

融資成本

截至二零零九年六月三十日止十二個月，確認為支出之融資成本為港幣896,000,000元(二零零八年：港幣576,000,000元)。截至二零零九年六月三十日止十二個月之利息資本化前之融資成本為港幣1,304,000,000元(二零零八年：港幣1,096,000,000元)。於截至二零零九年六月三十日止十二個月，本集團之實際借貸年利率約為3.17%(二零零八年：約4.01%)。

重估投資物業

截至二零零九年六月三十日止十二個月，本集團於綜合損益計算表內確認之投資物業公允價值減少(扣除遞延稅項及少數股東權益前)為港幣190,000,000元(二零零八年：公允價值增加港幣6,706,000,000元)。

財務資源及資金流動性

債務償還期及利息償付比率

於二零零九年六月三十日，本集團之銀行及其他借款總額約為港幣39,020,000,000元(二零零八年：港幣35,626,000,000元)，當中99.9%(二零零八年：99.9%)並無抵押。本集團之銀行及其他借款之償還期、現金及銀行結餘及借貸比率如下：

	於二零零九年六月三十日 港幣百萬元	於二零零八年六月三十日 港幣百萬元
銀行及其他借款償還期：		
一一年內償還	**3,894**	3,307
一一年後但兩年內償還	**5,894**	9,093
一兩年後但五年內償還	**26,067**	19,914
一五年後償還	**3,165**	3,312
銀行及其他借款總額	**39,020**	35,626
減：現金及銀行結餘	**(17,622)**	(15,675)
銀行及其他借款淨額	**21,398**	19,951
股東權益 *(二零零八年一重列)*	**124,396**	121,196
借貸比率(%)	**17.2%**	16.5%

借貸比率根據本集團於結算日之銀行及其他借款淨額及股東權益計算。本集團借貸比率由二零零八年六月三十日之16.5%上升至於二零零九年六月三十日之17.2%，此乃主要集合本集團於本期結算日之銀行及其他借款淨額及股東權益增加之影響所致。

本集團利息償付比率計算如下：

	截至二零零九年六月三十日止十二個月 港幣百萬元	截至二零零八年六月三十日止年度 港幣百萬元
經營盈利（計入投資物業之公允價值變動前）加上本集團應佔聯營公司及共同控制公司之基本盈利減虧損（除税前）*（二零零八年－重列）*	**5,373**	8,168
利息支出（利息資本化前）	**1,250**	1,055
利息償付比率（倍）	**4**	8

本集團現有充裕之銀行信貸額度及經常性營運收入，令本集團具備充裕之財務資源以應付日常營運及未來業務擴展之資金需求。

庫務及財務管理

本集團面對利率及匯率風險。為有效率地管理該等風險，本集團之融資及庫務事宜乃從公司之層面集中協調。本集團一貫政策為所有衍生金融工具交易僅為風險管理而進行，本集團並無持有衍生金融工具作投機用途。

本集團主要在香港經營業務，其相關現金流量、資產及負債主要以港元計值。本集團之主要匯率風險來自以人民幣計值並位於中國內地之物業發展及投資業務，以美元及英鎊計值之擔保票據（「票據」），及以美元計值之若干銀行借款（「美元借款」）。

就本集團於中國內地之營運而言，除注資及在某些情況下為項目提供沒有對沖安排之人民幣貸款外，本集團致力於透過維持適當水平之人民幣外部借貸以達致自然對沖。就票據及美元借款而言，本集團與若干銀行交易對手訂立之利率掉期合約及貨幣掉期合約於二零零九年六月三十日之名義本金總值524,000,000美元及50,000,000英鎊（二零零八年：325,000,000美元及50,000,000英鎊）。此外，就本集團若干按浮動息率計息並以港元計值之銀行借款（「港元借款」），本集團與若干銀行交易對手訂立之利率掉期合約於二零零九年六月三十日之名義本金總值港幣2,450,000,000元（二零零八年：港幣零元）。

上述掉期合約之目的是讓本集團對沖(i)就每批票據之全部金額由發行日至到期日之間，及美元借款之全部金額由借款日至還款日之間之財政年度內可能產生之利率風險及匯率風險；及(ii)就於二零零九年六月三十日港幣2,450,000,000元之港元借款由借款日至還款日之間之財政年度內可能產生之利率風險。因此，本集團並不預期票據和美元借款會產生任何重大利率風險及匯率風險，亦並不預期本集團於二零零九年六月三十日港幣2,450,000,000元之港元借款會產生任何重大利率風險。

重大收購及出售

於二零零九年三月十二日，恒基兆業發展有限公司(本公司之上市附屬公司)佔70%權益之一間附屬公司—香港鏗鏘有限公司(「鏗鏘」)與馬鞍山市過境公路建設開發有限公司(「馬鞍山公路合營夥伴」，為一所國有企業並持有馬鞍山環通公路發展有限公司(「馬鞍山公路合營」，此乃營運馬鞍山環通公路之合營企業)之30%權益)達成協議，有關鏗鏘出售其於馬鞍山公路合營之全部70%權益予馬鞍山公路合營夥伴，代價為人民幣122,000,000元(相等於港幣138,000,000元)。於二零零九年六月三十日，有關交易尚未完成，而與馬鞍山公路合營之營運相關之資產及負債，包括收費高速公路經營權，已分類為待出售之類別。進一步詳情刊載於本公司截至二零零九年六月三十日止十二個月未經審核簡明綜合中期財務報表之附註十七。

除上述披露者外，截至二零零九年六月三十日止十二個月，本集團並未有達成對附屬公司或資產之任何重大收購或其他重大出售。

資產抵押

於二零零九年六月三十日，除銀行授予本公司一間從事中國內地基建項目之附屬公司之若干項目融資貸款額度乃以本集團之收費高速公路經營權作抵押外，本集團概無抵押資產予任何第三方。於二零零九年六月三十日，本集團之有抵押銀行借款未償還餘額為港幣29,000,000元乃歸類為「分類為待出售之資產之相關負債」(二零零八年：港幣40,000,000元乃歸類為「銀行借款及透支」)。

資本承擔

於二零零九年六月三十日，本集團之資本承擔為港幣15,754,000,000元(二零零八年：港幣16,703,000,000元)。

或然負債

於二零零九年六月三十日，本集團之或然負債為港幣159,000,000元(二零零八年：港幣124,000,000元)。

僱員及薪酬政策

於二零零九年六月三十日，本集團約有7,700名(二零零八年：7,300名)全職僱員。僱員之薪酬與市場及同業水平相若。年終花紅視乎員工之個別表現酌情發放。其他僱員福利包括醫療保險、退休計劃、培訓課程及教育津貼。

截至二零零九年六月三十日止十二個月，員工成本總額為港幣1,404,000,000元(二零零八年：港幣1,355,000,000元)。

其他資料

貸款協議載有關於控股股東須履行的條件

本公司一間全資附屬公司持續作為借款人，於二零零四年向一組銀行取得一項港幣一百億元五年及七年期各半之循環信貸額(「第一筆貸款」)，而第一筆貸款由本公司作出擔保。第一筆貸款項下之五年期貸款額已於二零零九年七月全數償付及取消。

本公司兩間全資附屬公司作為借款人，分別於二零零六年及二零零九年向兩組銀行取得一項港幣一百三十三億五千萬元五年期之循環信貸額(「第二筆貸款」)及一項港幣八十億三年期之信貸額(「第三筆貸款」)，而第二筆貸款及第三筆貸款均由本公司作出擔保。

就第一筆貸款、第二筆貸款及第三筆貸款分別而言，若本公司被視為由李兆基博士及／或其家族成員及／或彼等當中任何一方控制之公司，或李兆基博士及／或其家族成員及／或彼等當中任何一方之公司身為受益人之任何信託以外之其他人士最終控制，則視為失責事件。若發生任何失責事件，則第一筆貸款、第二筆貸款及第三筆貸款各自之結欠可能即時到期及須於收到通知時償還。

第二份中期業績之審閱

截至二零零九年六月三十日止十二個月之第二份未經審核中期業績已由本公司之核數師畢馬威會計師事務所按照香港會計師公會頒佈之《香港審閱工作準則》第2410號－「獨立核數師對中期財務信息的審閱」進行審閱，而其審閱報告載列於第一百三十六頁。

購買、出售或贖回本公司之上市證券

本公司或任何本公司之附屬公司於期內概無購買、出售或贖回本公司之上市證券。

審核委員會

審核委員會於本年八月舉行會議，審閱內部監控系統及截至二零零九年六月三十日止十二個月之第二份中期業績報告。

企業管治常規守則

截至二零零九年六月三十日止十二個月內，除本公司並無根據企業管治常規守則第A.2.1條就本公司主席及行政總裁之角色作出區分外，本公司已遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14所載之企業管治常規守則。本公司認為李兆基博士具有豐富之地產經驗，最宜繼續出任本公司主席及董事總經理之職位，此乃符合本公司之最佳利益。

董事進行證券交易之守則

本公司已採納上市規則標準守則為本公司董事進行證券交易之守則(「該守則」)。本公司在提出具體徵詢之後，確認所有董事均已完全遵守該守則列示所要求的標準。

董事資料之變動

根據上市規則第13.51B(1)條，有關須予披露之本公司董事資料之變動如下：

李家傑先生於二零零九年七月一日獲香港特別行政區政府委任為太平紳士。此外，鄺志強先生自二零零九年六月三日起不再為中國平安保險(集團)股份有限公司之董事，而該公司於香港聯合交易所有限公司上市。

董事薪酬之變動載列於第一百零六頁及第一百零七頁未經審核簡明綜合中期財務報表附註八中。

承董事局命
公司秘書
廖祥源 謹啟

香港，二零零九年八月二十八日

於本報告日期，董事局成員包括：(1)執行董事：李兆基(主席)、李家傑、林高演、李家誠、葉盈枝、歐肇基、孫國林、李鏡禹、馮李煥琼、劉壬泉、李寧及郭炳濠；(2)非執行董事：胡寶星、梁希文、李王佩玲、李達民及胡家驃(胡寶星之替代董事)；以及(3)獨立非執行董事：鄺志強、高秉強及胡經昌。

披露權益資料

董事於股份之權益

於二零零九年六月三十日，根據證券及期貨條例第352條須予設置之名冊所載，或根據上市公司董事進行證券交易的標準守則向本公司及香港聯合交易所有限公司作出之申報，公司各董事於本公司及聯繫公司（定義見證券及期貨條例第XV部）的股份、相關股份及債券中擁有的權益及淡倉如下：

（甲） 普通股（除文義另有所指外）

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業地產有限公司	李兆基	1	7,269,006		1,149,305,866		1,156,574,872	53.88
	李家傑	1				1,149,305,866	1,149,305,866	53.54
	李家誠	1				1,149,305,866	1,149,305,866	53.54
	李　寧	1		1,149,305,866			1,149,305,866	53.54
	李達民	2	111,393				111,393	0.01
	李王佩玲	3	30,000				30,000	0.00
	李鏡禹	4	252,263		19,800		272,063	0.01
	馮李煥琼	5	1,000,000				1,000,000	0.05
	胡家驃	6		2,000			2,000	0.00
恒基兆業發展有限公司	李兆基	7	34,779,936		2,076,089,007		2,110,868,943	69.27
	李家傑	7				2,076,089,007	2,076,089,007	68.13
	李家誠	7				2,076,089,007	2,076,089,007	68.13
	李　寧	7		2,076,089,007			2,076,089,007	68.13
	李達民	8	6,666				6,666	0.00
	李鏡禹	9	1,001,739				1,001,739	0.03

(甲) 普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
香港中華煤氣有限公司	李兆基	10	3,903,670		2,705,807,442		2,709,711,112	41.30
	李家傑	10				2,705,807,442	2,705,807,442	41.24
	李家誠	10				2,705,807,442	2,705,807,442	41.24
	李　寧	10		2,705,807,442			2,705,807,442	41.24
	歐肇基	11		60,500			60,500	0.00
香港小輪(集團)有限公司	李兆基	12	7,799,220		111,732,090		119,531,310	33.55
	李家傑	12				111,732,090	111,732,090	31.36
	李家誠	12				111,732,090	111,732,090	31.36
	李　寧	12		111,732,090			111,732,090	31.36
	林高演	13	150,000				150,000	0.04
	馮李煥琼	14	465,100				465,100	0.13
	梁希文	15	2,250				2,250	0.00
美麗華酒店企業有限公司	李兆基	16			255,188,250		255,188,250	44.21
	李家傑	16				255,188,250	255,188,250	44.21
	李家誠	16				255,188,250	255,188,250	44.21
	李　寧	16		255,188,250			255,188,250	44.21
	胡寶星	17	2,705,000		2,455,000		5,160,000	0.89
港華燃氣有限公司	李兆基	18			893,172,901		893,172,901	45.63
	李家傑	18				893,172,901	893,172,901	45.63
	李家誠	18				893,172,901	893,172,901	45.63
	李　寧	18		893,172,901			893,172,901	45.63

(甲) 普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業有限公司	李兆基	19			8,190(普通股A股)		8,190(普通股A股)	100.00
	李兆基	20			3,510(無投票權B股)		3,510(無投票權B股)	100.00
	李兆基	21	35,000,000(無投票權遞延股份)		15,000,000(無投票權遞延股份)		50,000,000(無投票權遞延股份)	100.00
	李家傑	19				8,190(普通股A股)	8,190(普通股A股)	100.00
	李家傑	20				3,510(無投票權B股)	3,510(無投票權B股)	100.00
	李家傑	21				15,000,000(無投票權遞延股份)	15,000,000(無投票權遞延股份)	30.00
	李家誠	19				8,190(普通股A股)	8,190(普通股A股)	100.00
	李家誠	20				3,510(無投票權B股)	3,510(無投票權B股)	100.00
	李家誠	21				15,000,000(無投票權遞延股份)	15,000,000(無投票權遞延股份)	30.00
	李　寧	19		8,190(普通股A股)			8,190(普通股A股)	100.00
	李　寧	20		3,510(無投票權B股)			3,510(無投票權B股)	100.00
	李　寧	21		15,000,000(無投票權遞延股份)			15,000,000(無投票權遞延股份)	30.00

(甲) 普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
Best Homes Limited	李兆基	22			26,000		26,000	100.00
	李家傑	22				26,000	26,000	100.00
	李家誠	22				26,000	26,000	100.00
	李　寧	22		26,000			26,000	100.00
精威置業有限公司	梁希文	23			5,000		5,000	4.49
	胡寶星	24			3,250		3,250	2.92
威永投資有限公司	李家傑	25			5,000	5,000	10,000	100.00
端輝投資有限公司	馮李煥琼	26	2,000				2,000	20.00
Furnline Limited	李兆基	27			100 (A股份)		100 (A股份)	100.00
	李兆基	28			1 (B股份)		1 (B股份)	100.00
	李家傑	27				100 (A股份)	100 (A股份)	100.00
	李家傑	28				1 (B股份)	1 (B股份)	100.00
	李家誠	27				100 (A股份)	100 (A股份)	100.00
	李家誠	28				1 (B股份)	1 (B股份)	100.00
	李　寧	27		100 (A股份)			100 (A股份)	100.00
	李　寧	28		1 (B股份)			1 (B股份)	100.00

（甲） 普通股（除文義另有所指外）（續）

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
盈基發展有限公司	馮李煥琼	29	50				50	5.00
興輝置業有限公司	李家傑	30			4,000	6,000	10,000	100.00
喜田地產有限公司	李兆基	31			100		100	100.00
	李家傑	31				100	100	100.00
	李家誠	31				100	100	100.00
	李　寧	31		100			100	100.00
Perfect Bright Properties Inc.	李兆基	32			100（A股份）		100（A股份）	100.00
	李兆基	33			1（B股份）		1（B股份）	100.00
	李家傑	32				100（A股份）	100（A股份）	100.00
	李家傑	33				1（B股份）	1（B股份）	100.00
	李家誠	32				100（A股份）	100（A股份）	100.00
	李家誠	33				1（B股份）	1（B股份）	100.00
	李　寧	32		100（A股份）			100（A股份）	100.00
	李　寧	33		1（B股份）			1（B股份）	100.00

(甲) 普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
Pettystar Investment Limited	李兆基	34			3,240		3,240	80.00
	李家傑	34				3,240	3,240	80.00
	李家誠	34				3,240	3,240	80.00
	李　寧	34		3,240			3,240	80.00

(乙) 債券

發行人及債券類別	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數
HKCG (Finance) Limited — 2018年到期6.25%利息擔保票據	歐肇基	35				500,000美元	500,000美元

除上述披露外，本公司之董事或行政總裁或其聯繫人並無於本公司或其聯繫公司(定義見證券及期貨條例)的股份、相關股份及債券中擁有權益或淡倉。

購買股份或債券之安排

本公司或本公司之任何控股公司、附屬公司或同系附屬公司於二零零九年六月三十日止十二個月內並無參與任何其他安排，使本公司董事可藉收購本公司或任何其他公司組織之股份或債券而得益。

主要股東及其他人士權益

於二零零九年六月三十日，根據證券及期貨條例第336條須予設置之名冊所載，除本公司董事外之其他人士於本公司股份及相關股份擁有的權益或淡倉如下：

好倉

	股份權益總數	百份比權益
主要股東：		
Rimmer (Cayman) Limited（附註1）	1,149,305,866	53.54
Riddick (Cayman) Limited（附註1）	1,149,305,866	53.54
Hopkins (Cayman) Limited（附註1）	1,149,305,866	53.54
恒基兆業有限公司（附註1）	1,147,939,800	53.47
Yamina Investment Limited（附註1）	563,631,300	26.26
Believegood Limited（附註1）	247,239,300	11.52
South Base Limited（附註1）	247,239,300	11.52
主要股東以外之人士：		
Cameron Enterprise Inc.（附註1）	145,090,000	6.76
Third Avenue Management LLC（代多個投資組合持有）	150,527,988	7.01
Third Avenue Management LLC（代Third Avenue Value Fund持有）（附註36）	103,328,000	5.32

附註：

1. 該等股份中，李兆基博士實益擁有7,269,006股，而其餘之1,149,305,866股股份中，(i)570,743,800股由恒基兆業有限公司（「恒兆」）擁有；(ii)7,962,100股由恒兆之全資附屬先樂置業有限公司擁有；(iii)145,090,000股由Cameron Enterprise Inc.擁有；247,239,300股由South Base Limited全資擁有之Believegood Limited擁有；61,302,000股由Jayasia Investments Limited全資擁有之Prosglass Investment Limited擁有；55,000,000股由Mei Yu Ltd.全資擁有之Fancy Eye Limited擁有；55,000,000股由World Crest Ltd.全資擁有之Spreadral Limited擁有；Cameron Enterprise Inc.、South Base Limited、Jayasia Investments Limited、Mei Yu Ltd. 及World Crest Ltd.為Yamina Investment Limited之全資附屬公司，而Yamina Investment Limited 為恒兆全資擁有；(iv)5,602,600股由香港中華煤氣有限公司（「煤氣」）之全資附屬Superfun Enterprises Limited擁有，恒基兆業地產有限公司（「恒地」）持有煤氣39.68%，而恒兆則持有恒地53.47%；及(v)1,366,066股由富生有限公司（「富生」）擁有。Hopkins (Cayman) Limited（「Hopkins」）作為一單位信託（「單位信託」）之受託人，擁有恒兆及富生之全部已發行普通股股份。Rimmer (Cayman) Limited（「Rimmer」）及Riddick (Cayman) Limited（「Riddick」）分別作為全權信託之受託人，持有單位信託之單位。李兆基博士擁有Hopkins、Rimmer及Riddick之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份的權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

2. 該等股份由李達民先生實益擁有。

3. 該等股份由李王佩玲女士實益擁有。

4. 該等股份中，李鏡禹先生實益擁有252,263股，而其餘之19,800股由李鏡禹先生及其妻子各擁有50%之銀禧建業有限公司擁有。

5. 該等股份由馮李煥琼女士實益擁有。

6. 該等股份由胡家驃先生之妻子擁有。

7. 該等股份中，李兆基博士實益擁有34,779,936股，而其餘之2,076,089,007股股份中，(i)恒地全資擁有之Kingslee S.A.之全資附屬賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司、Gainwise Investment Limited及登銘置業有限公司分別擁有802,854,200股、602,398,418股、363,328,900股、217,250,000股及84,642,341股；及(ii)5,615,148股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有恒地及富生(列載於附註1)及恒基兆業發展有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

8. 該等股份由李達民先生實益擁有。

9. 該等股份由李鏡禹先生實益擁有。

10. 該等股份中，李兆基博士實益擁有3,903,670股，而其餘之2,705,807,442股股份中，(i)Timpani Investments Limited之全資附屬迪斯利置業有限公司及Medley Investment Limited分別擁有1,402,419,759股及585,912,251股；Chelco Investment Limited之全資附屬Macrostar Investment Limited擁有615,295,494股；Timpani Investments Limited及Chelco Investment Limited為Faxson Investment Limited之全資附屬公司，而Faxson Investment Limited為恒地全資擁有；(ii)4,799,430股由恒兆全資擁有之Yamina Investment Limited之全資附屬Boldwin Enterprises Limited擁有；及(iii) 97,380,508股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有恒地、恒兆及富生(列載於附註1)及煤氣的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

11. 該等股份由歐肇基先生之妻子擁有。

12. 該等股份中，李兆基博士實益擁有7,799,220股，而其餘之111,732,090股股份中，(i)恒地全資擁有之Pataca Enterprises Limited之全資附屬Graf Investment Limited、Mount Sherpa Limited及Paillard Investment Limited各擁有23,400,000股；及(ii) 41,532,090股由Max-mercan Investment Limited 之全資附屬Wiselin Investment Limited擁有；Max-mercan Investment Limited為Camay Investment Limited之全資附屬公司，而恒地則持有Camay Investment Limited 100%。根據證券及期貨條例，李兆基博士被視為擁有恒地(列載於附註1)及香港小輪(集團)有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

13. 該等股份由林高演先生實益擁有。

14. 該等股份由馮李煥琼女士實益擁有。

15. 該等股份由梁希文先生實益擁有。

16. 該等股份中，恒地全資擁有之Aynbury Investments Limited之全資附屬Higgins Holdings Limited、Multiglade Holdings Limited及Threadwell Limited分別擁有100,612,750股、79,121,500股及75,454,000股。根據證券及期貨條例，李兆基博士被視為擁有恒地(列載於附註1)及美麗華酒店企業有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

17. 該等股份中，胡寶星爵士實益擁有2,705,000股，而其餘之2,455,000股由其擁有50%之芳芬有限公司擁有。

18. 該等股份由煤氣之全資附屬Hong Kong & China Gas (China) Limited、Planwise Properties Limited及Superfun Enterprises Limited擁有。根據證券及期貨條例，李兆基博士被視為擁有煤氣(列載於附註10)及港華燃氣有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

19. Hopkins作為單位信託之受託人持有該等股份。

20. Hopkins作為單位信託之受託人持有該等股份。

21. 該等股份中，李兆基博士實益擁有35,000,000股，而富生擁有其餘之15,000,000股。

22. 該等股份中，(i)10,400股由恒地擁有；(ii)2,600股由恒兆擁有；及(iii)13,000股由Manifest Investments Limited擁有，Wealth Sand Limited持有Manifest Investments Limited 74.16%，而Firban Limited持有Wealth Sand Limited 70%。Perfect Bright Properties Inc.及Furnline Limited各擁有Firban Limited 50%，Jetwin International Limited為Perfect Bright Properties Inc.及Furnline Limited各自之A股（「A股」）之唯一持有人，而A股佔有Perfect Bright Properties Inc.及Furnline Limited於Firban Limited之所有權益及承擔所有責任。Triton (Cayman) Limited作為一單位信託之受託人，擁有Jetwin International Limited之全部已發行股份。Triumph (Cayman) Limited及Victory (Cayman) Limited分別為全權信託之受託人，持有該單位信託之單位。李兆基博士擁有Triton (Cayman) Limited、Triumph (Cayman) Limited及Victory (Cayman) Limited之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份。李家傑先生及李家誠先生為於該單位信託持有單位之全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為於該單位信託持有單位之全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

23. 該等股份由梁希文先生全資擁有之Gilbert Investment Inc.擁有。

24. 該等股份由胡寶星爵士及其妻子各擁有50%之Fong Fun Investment Inc.之全資附屬Coningham Investment Inc.擁有。

25. 該等股份中，(i)5,000股由李家傑先生全資擁有之Applecross Limited擁有；及(ii)5,000股由恒地間接全資擁有公司恒基中國集團有限公司（「恒中」）全資擁有之Andcoe Limited之全資附屬恒基（中國）投資有限公司擁有。

26. 該等股份由馮李煥琼女士實益擁有。

27. 該等股份由Jetwin International Limited擁有。

28. 該股份由恒地全資擁有之發邦發展有限公司之全資附屬新麗投資有限公司擁有。

29. 該等股份由馮李煥琼女士實益擁有。

30. 該等股份中，(i)4,000股由李家傑先生全資擁有之Applecross Limited擁有；及(ii)6,000股由恒中全資擁有之Andcoe Limited之全資附屬恒基（中國）投資有限公司擁有。

31. 該等股份中，(i)80股由恒地之全資附屬達榮發展有限公司擁有；(ii)10股由恒兆之全資附屬恒基財務有限公司擁有；及(iii)Perfect Bright Properties Inc.及Furnline Limited各擁有5股，Jetwin International Limited為Perfect Bright Properties Inc.及Furnline Limited各自之A股（「A股」）之唯一持有人，而A股佔有Perfect Bright Properties Inc.及Furnline Limited於喜田地產有限公司之所有權益及承擔所有責任。

32. 該等股份由Jetwin International Limited擁有。

33. 該股份由恒地全資擁有之發邦發展有限公司之全資附屬新麗投資有限公司擁有。

34. 該等股份中，(i)3,038股由恒地擁有；及(ii)202股由Perfect Bright Properties Inc.及Furnline Limited各持50%之福佳投資有限公司擁有，Jetwin International Limited為Perfect Bright Properties Inc.及Furnline Limited各自之A股（「A股」）之唯一持有人，而A股佔有Perfect Bright Properties Inc.及Furnline Limited於福佳投資有限公司之所有權益及承擔所有責任。

35. HKCG (Finance) Limited為煤氣之全資附屬公司。該等債券由歐肇基先生及其妻子共同擁有。

36. 該等股份乃Third Avenue Management LLC代多個投資組合所持有之150,527,988股股份中之一部份。根據證券及期貨條例，於申報日期，該103,328,000股股份之百份比乃按本公司當時已發行1,942,580,000股所計算。

KPMG

審閱報告
致恒基兆業地產有限公司董事會

引言

我們已審閱列載於第89至117頁恒基兆業地產有限公司的簡明中期財務報表，此簡明中期財務報表包括於二零零九年六月三十日的綜合資產負債表與截至該日止十二個月期間的綜合損益計算表、綜合權益變動表和簡明綜合現金流量表以及附註解釋。根據《香港聯合交易所有限公司證券上市規則》(「上市規則」)，上市公司必須符合上市規則中的相關規定和香港會計師公會頒佈的《香港會計準則》第34號「中期財務報告」的規定編製中期財務報表。董事須負責按照《香港會計準則》第34號編製及列報中期財務報表。

我們的責任是根據我們的審閱對簡明中期財務報表作出結論，並按照我們雙方所協定的應聘條款，僅向全體董事會報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

審閱範圍

我們已根據香港會計師公會頒佈的《香港審閱工作準則》第2410號「獨立核數師對中期財務信息的審閱」進行審閱。中期財務報表審閱工作包括主要向負責財務和會計事項的人員作出查詢，並實施分析和其他審閱程序。由於審閱的範圍遠較按照香港審計準則進行審核的範圍為小，所以不能保證我們會注意到在審核中可能會被發現的所有重大事項。因此，我們不會發表任何審核意見。

總結

根據我們的審閱工作，我們並沒有發現任何事項，使我們相信於二零零九年六月三十日的簡明中期財務報表在所有重大方面沒有按照《香港會計準則》第34號「中期財務報告」的規定編製。

畢馬威會計師事務所
執業會計師

香港中環
遮打道10號
太子大廈8樓

二零零九年八月二十八日

This Interim Report is printed on environmentally friendly paper
本中期報告以環保紙張印刷

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

THIS CIRCULAR REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Henderson Land Development Company Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 12)

PROPOSALS FOR GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES AND RE-ELECTION OF THE RETIRING DIRECTORS

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of the Company to be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on 3 December 2009 at 11:30 a.m. is set out on pages 15 to 18 of this circular.

7 September 2009

CONTENTS

In this circular, unless the context requires otherwise, the expressions as stated below will have the following meanings:

"Articles of Association"	the Articles of Association of the Company;
"Annual General Meeting"	the annual general meeting of the Company to be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on 3 December 2009 at 11:30 a.m.;
"Chairman"	the chairman presiding at any meeting of members or of the board of Directors;
"Company"	Henderson Land Development Company Limited;
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the laws of Hong Kong) and any amendments thereto;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Second Interim Report"	the Company's second interim report for the twelve months ended 30 June 2009;
"Issue Mandate"	the general and unconditional mandate to allot, issue and deal with Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the resolution approving the Issue Mandate;
"Latest Practicable Date"	2 September 2009, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"Notice"	the notice convening the Annual General Meeting dated 7 September 2009 set out on pages 15 to 18 of this circular;

"Repurchase Mandate"	the general mandate to exercise the power of the Company to repurchase Shares not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the resolution approving the Repurchase Mandate;
"Shares"	the shares of nominal value of HK$2.00 each in the share capital of the Company;
"Shareholders"	registered holders of the Shares;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers; and
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong.

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 12)

Executive Directors:
Dr. the Hon. Lee Shau Kee
(Chairman and Managing Director)
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
John Yip Ying Chee
Alexander Au Siu Kee
Suen Kwok Lam
Lee King Yue
Fung Lee Woon King
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho

Non-executive Directors:
Sir Po-shing Woo
Leung Hay Man
Angelina Lee Pui Ling
Lee Tat Man
Jackson Woo Ka Biu
(Alternate Director to Sir Po-shing Woo)

Independent Non-executive Directors:
Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Registered Office:
72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

7 September 2009

To the Shareholders of the Company

Dear Sir or Madam,

**PROPOSALS FOR
GENERAL MANDATES TO REPURCHASE THE COMPANY'S
OWN SHARES AND TO ISSUE SHARES
AND
RE-ELECTION OF THE RETIRING DIRECTORS**

AND

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purposes of this circular are to provide you with the Notice and information regarding the proposals for the Repurchase Mandate, the Issue Mandate and the re-election of the retiring Directors, and to seek your approval at the Annual General Meeting in connection with, inter alia, such matters. As disclosed in the Company's joint announcement dated 19 March 2009, the Company changed its financial year end date from 30 June to 31 December. Hence, no audited accounts will be submitted to the Annual General Meeting in accordance with the direction granted by the Registrar of Companies under section 127(2) of the Companies Ordinance.

PROPOSED GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES

At the annual general meeting held on 8 December 2008, general mandates were given to the Directors: (i) to exercise the powers of the Company to repurchase Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the ordinary resolution and (ii) to allot, issue and deal with Shares not exceeding 20 per cent of the issued share capital of the Company as at the date of the ordinary resolution. Such mandates will lapse at the conclusion of the Annual General Meeting.

An ordinary resolution set out in the Notice will be proposed at the Annual General Meeting to grant the Repurchase Mandate to the Directors.

The Repurchase Mandate would continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by law or the Articles of Association to be held or until the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever is the earlier.

Separate ordinary resolutions will also be proposed at the Annual General Meeting to grant the Issue Mandate (representing a general mandate to allot, issue and deal with a maximum of 429,348,478 Shares on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting) by way of a general mandate to the Directors and extending the Issue Mandate by adding to it the number of Shares repurchased by the Company under the Repurchase Mandate.

The explanatory statement required by the Listing Rules and the Companies Ordinance to be included in this circular is set out in Appendix I hereto.

PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS

In accordance with Article 116 of the Articles of Association / the code on the corporate governance practices under the Listing Rules, Dr. Lee Shau Kee, Mr. Colin Lam Ko Yin, Mr. John Yip Ying Chee, Mr. Alexander Au Siu Kee, Madam Fung Lee Woon King, Mr. Eddie Lau Yum Chuen and Mr. Leung Hay Man shall retire by rotation at the Annual General Meeting and, being eligible, have offered themselves for re-election.

Their biographical details which are required to be disclosed by the Listing Rules are set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

The Notice is set out on pages 15 to 18 of this circular.

Pursuant to Rule 13.39(4) of the Listing Rules, any vote of shareholders at a general meeting must be taken by poll. The Chairman of the Annual General Meeting will, therefore, exercise his power under Article 80 of the Articles of Association to put each of the resolutions to be proposed at the Annual General Meeting to be voted by way of a poll. Article 85 of the Articles of Association provides that on a poll, every Shareholder present in person or by proxy shall have one vote for every Share held by that Shareholder.

In accordance with Article 96 of the Articles of Association, any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

A form of proxy in connection with the business of the Annual General Meeting is enclosed with this circular for your attention. Whether or not you intend to attend the Annual General Meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company's registered office at 72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting. The return of a form of proxy will not preclude you from attending and voting in person if you so wish.

Yours faithfully,
Lee Shau Kee
Chairman

This explanatory statement constitutes the memorandum required under section 49BA(3)(b) of the Companies Ordinance and contains all the information required under the Listing Rules for you to consider the Repurchase Mandate.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,146,742,390 Shares.

Subject to the passing of the ordinary resolution number 3(A) set out in the Notice and on the basis that no further Shares are issued or repurchased prior to the date of the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 214,674,239 Shares.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its Shareholders. An exercise of the Repurchase Mandate may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per share and/or earnings per share of the Company and will only be made when the Directors believe that a repurchase of Shares will benefit the Company and the Shareholders.

3. FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of the repurchase and any premium payable on repurchase shall be paid out of distributable profits of the company. If such repurchased Shares were issued at a premium, any premium payable on repurchase may be paid out of the proceeds of a fresh issue of Shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

Pursuant to the Repurchase Mandate, repurchases would be financed by the Company's internal resources and/or available banking facilities.

An exercise of the Repurchase Mandate in full could have a material adverse impact on the working capital or gearing position of the Company compared with that as at 30 June 2008, being the date of its last audited accounts. The Directors do not, however, intend to make any repurchase in circumstances that would have a material adverse impact on the working capital or gearing position of the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months were as follows:

		Highest *HK$*	Lowest *HK$*
2008	September	48.55	32.00
	October	34.30	21.30
	November	32.05	21.65
	December	33.40	23.80
2009	January	34.10	27.25
	February	29.80	24.45
	March	31.55	23.00
	April	37.45	28.60
	May	47.40	36.10
	June	49.35	40.70
	July	52.50	39.55
	August	54.25	44.95
	September (up to the Latest Practicable Date)	46.25	44.70

5. UNDERTAKING AND DISCLOSURE OF INTERESTS

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates (as defined in the Listing Rules), has any present intention to sell any Shares to the Company under the Repurchase Mandate if the same is approved by the Shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Mandate and in accordance with the Listing Rules, the Companies Ordinance and any other applicable laws of Hong Kong.

6. TAKEOVERS CODE AND SHARE REPURCHASES

If a Shareholder's proportionate interest in the voting rights of the Company increases as a result of the Directors exercising the powers of the Company to repurchase Shares pursuant to the Repurchase Mandate, such increase will be treated as an acquisition of voting rights for the purposes of Rule 32 of the Takeovers Code. Accordingly, a Shareholder or group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code. The controlling shareholder of the Company owns 53.88% of the existing share capital of the Company. On the assumption of the full exercise of the Repurchase Mandate, the controlling shareholder's shareholding interests in the Company will be increased to approximately 59.86%. If the present shareholdings and capital structure of the Company remain the same, the Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchases made under the Repurchase Mandate. However, the Directors will not exercise the Repurchase Mandate such that the minimum amount of Shares held by the public will fall below 25% of the issued share capital of the Company, being the minimum public float requirement under the Listing Rules.

7. SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

The following are the biographical details of Dr. Lee Shau Kee, Mr. Colin Lam Ko Yin, Mr. John Yip Ying Chee, Mr. Alexander Au Siu Kee, Madam Fung Lee Woon King, Mr. Eddie Lau Yum Chuen and Mr. Leung Hay Man, all of whom shall retire by rotation at the Annual General Meeting in accordance with Article 116 of the Company's Articles of Association / the code on the corporate governance practices under the Listing Rules and, being eligible, have offered themselves for re-election. Save as disclosed hereinbelow, there are no other matters relating to their re-election that need to be brought to the attention of Shareholders nor any information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

Dr. the Hon. LEE Shau Kee, *GBM, DBA (Hon), DSSc (Hon), LLD (Hon)*, aged 80, is the founder of the Company. He has been the Chairman and Managing Director of the Company since 1976 and has been engaged in property development in Hong Kong for more than 50 years. Dr. Lee was awarded Grand Bauhinia Medal by the Government of the Hong Kong Special Administrative Region in 2007. He is also the founder and the chairman and managing director of Henderson Investment Limited, the chairman of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited, the vice chairman of Sun Hung Kai Properties Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited and The Bank of East Asia, Limited, all of which are companies listed on the Stock Exchange. He is also a director of various members of the Group. Save as disclosed herein, Dr. Lee has not held any other directorships in listed public companies in the last three years. He is the brother of Mr. Lee Tat Man and Madam Fung Lee Woon King, the father of Ms. Lee Pui Man, Margaret, Mr. Lee Ka Kit and Mr. Lee Ka Shing and the father-in-law of Mr. Li Ning.

As at the Latest Practicable Date, Dr. Lee was taken to be interested in 1,156,574,872 shares in the Company (representing 53.88% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. The details of his other interests in associated corporation(s) of the Company are disclosed in the Second Interim Report. He is a director of Cameron Enterprise Inc. (which has a 6.76% shareholding interest in the Company), Believegood Limited (substantial shareholder of the Company), Henderson Development Limited, Rimmer (Cayman) Limited, Riddick (Cayman) Limited and Hopkins (Cayman) Limited (controlling shareholders of the Company), which have aggregate interests in 1,149,305,866 shares in the Company, representing 53.54% of the issued share capital of the Company. Save as disclosed herein, Dr. Lee has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Dr. Lee was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the twelve months ended 30 June 2009, he was entitled to receive director's fees of HK$70,000 and other remuneration of approximately HK$13,800,000 from the Group. Save as disclosed above, he had not received any other payments (whether fixed or discretionary in nature) from the Group.

LAM Ko Yin, Colin, *FCILT, FHKIoD* aged 58, joined the Company in 1982 and has been an Executive Director since 1985 and Vice Chairman since 1993. He holds a B.Sc. (Honours) degree from the University of Hong Kong and has over 36 years' experience in banking and property development. He is a member of the Court of The University of Hong Kong, a Director of The University of Hong Kong Foundation for Educational Development and Research Limited, and a Director of Fudan University Education Development Foundation. Mr. Lam was awarded an Honorary University Fellowship by The University of Hong Kong in 2008. He is a Fellow of The Chartered Institute of Logistics and Transport in Hong Kong and a Fellow of The Hong Kong Institute of Directors. Mr. Lam is the chairman of Hong Kong Ferry (Holdings) Company Limited, the vice chairman of Henderson Investment Limited as well as a director of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited, all of which are companies listed on the Stock Exchange. He is also a director of various members of the Group. Save as disclosed herein, Mr. Lam has not held any other directorships in listed public companies in the last three years.

Mr. Lam was a non-executive director of Smartie Food Services Company Limited ("Smartie Food") from June 1989 to April 1994. Smartie Food was a company incorporated in Hong Kong and engaged in the business of roasted meat. By a court order of 18 May 1994, Smartie Food was put into winding up by the court. Mr. Lam had resigned as a director of Smartie Food before the winding up and did not take part in any matters giving rise to the winding up of Smartie Food. The affairs of Smartie Food had been completely wound up in December 1995.

As at the Latest Practicable Date, Mr. Lam did not have any interest in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance. The details of his interests in associated corporation(s) of the Company are disclosed in the Second Interim Report. He is a director of Believegood Limited (substantial shareholder of the Company), Henderson Development Limited, Rimmer (Cayman) Limited, Riddick (Cayman) Limited and Hopkins (Cayman) Limited (controlling shareholders of the Company), which have aggregate interests in 1,149,305,866 shares in the Company, representing 53.54% of the issued share capital of the Company. Save as disclosed herein, Mr. Lam has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Lam was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the twelve months ended 30 June 2009, he was entitled to receive director's fees of HK$70,000 and other remuneration of approximately HK$33,232,000 from the Group. Save as disclosed above, he had not received any other payments (whether fixed or discretionary in nature) from the Group.

YIP Ying Chee, John, *LLB, FCIS*, aged 60, has been an Executive Director of the Company since 1997. He graduated from the University of Hong Kong and the London School of Economics and is a solicitor and a certified public accountant. He has over 30 years' experience in corporate finance, and corporate and investment management. He is also a director of various members of the Group. Save as disclosed herein, Mr. Yip has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Yip did not have any interest in the shares in the Company or its associated corporation(s) within the meaning of Part XV of the Securities and Futures Ordinance, and had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Yip was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the twelve months ended 30 June 2009, he was entitled to receive director's fees of HK$50,000 and other remuneration of approximately HK$28,093,000 from the Company. Save as disclosed above, he had not received any other payments (whether fixed or discretionary in nature) from the Group.

AU Siu Kee, Alexander, *OBE, ACA, FCCA, FCPA, AAIA, FCIB, FHKIB*, aged 62. Mr. Au has been an Executive Director and the Chief Financial Officer of the Company since 2005. A banker by profession, he was the chief executive officer of Hang Seng Bank Limited from October 1993 to March 1998 and of Oversea-Chinese Banking Corporation Limited in Singapore from September 1998 to April 2002. He was formerly a non-executive director of a number of leading companies including The Hongkong and Shanghai Banking Corporation Limited, MTR Corporation Limited and Hang Lung Group Limited. He is also a member of the Council of the Hong Kong University of Science and Technology. An accountant by training, Mr Au is a Chartered Accountant as well as a Fellow of The Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. Currently Mr. Au is an independent non-executive director of Wheelock and Company Limited as well as a non-executive director of Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited, all of which are companies listed on the Stock Exchange. He is also a director of various members of the Group. Save as disclosed herein, Mr. Au has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Au did not have any interest in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance. The details of his interests in associated corporation(s) of the Company are disclosed in the Second Interim Report. He is a director of Believegood Limited (substantial shareholder of the Company) which has interests in 247,239,300 shares in the Company, representing 11.52% of the issued share capital of the Company. Save as disclosed herein, Mr. Au has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Au was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the twelve months ended 30 June 2009, he was entitled to receive a director's fee of HK$50,000 and other remuneration of approximately HK$11,784,000 from the Company. Save as disclosed above, he had not received any other payments (whether fixed or discretionary in nature) from the Group.

FUNG LEE Woon King, aged 71, has been an Executive Director of the Company since 1976. She joined Henderson Development Limited, the parent company of the Company as treasurer in 1974 and has been an executive director of Henderson Development Limited since 1979. She is also the treasurer of Henderson Development Limited group, the Group and Henderson Investment Limited group. She is also a director of various members of the Group. Save as disclosed herein, Madam Fung has not held any other directorships in listed public companies in the last three years. She is the sister of Dr. Lee Shau Kee and Mr. Lee Tat Man.

Madam Fung was a non-executive director of Smartie Food Services Company Limited ("Smartie Food") from June 1989 to April 1994. Smartie Food was a company incorporated in Hong Kong and engaged in the business of roasted meat. By a court order of 18 May 1994, Smartie Food was put into winding up by the court. Madam Fung had resigned as a director of Smartie Food before the winding up and did not take part in any matters giving rise to the winding up of Smartie Food. The affairs of Smartie Food had been completely wound up in December 1995.

In 2001, Madam Fung was fined a total of HK$20,000 and ordered to pay costs of HK$5,693 by a Magistrate to the Securities and Futures Commission by the Western Magistrates Court under the repealed Securities (Disclosure of Interests) Ordinance for her late reporting to the Stock Exchange in respect of her disposals in shares of The Hong Kong and China Gas Company Limited, an "associated corporation" of the Company as it fell within the meaning of that term under the relevant legislation. Such late reporting was due to mere inadvertence.

As at the Latest Practicable Date, Madam Fung was taken to be interested in 1,000,000 shares in the Company (representing 0.05% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. The details of her other interests in associated corporation(s) of the Company are disclosed in the Second Interim Report. She is a director of Cameron Enterprise Inc. (which has a 6.76% shareholding interest in the Company), Yamina Investment Limited, Believegood Limited and South Base Limited (substantial shareholders of the Company) as well as Henderson Development Limited, Rimmer (Cayman) Limited, Riddick (Cayman) Limited and Hopkins (Cayman) Limited (controlling shareholders of the Company), which have aggregate interests in 1,149,305,866 shares in the Company, representing 53.54% of the issued share capital of the Company. Save as disclosed herein, Madam Fung has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Madam Fung was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. She has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to her shall be subject to Shareholders' approval at general meetings. Her other remuneration, if any, shall from time to time be determined by the Board with reference to her duties and responsibilities. For the twelve months ended 30 June 2009, she was entitled to receive a director's fee of HK$50,000 and other remuneration of approximately HK$5,596,000 from the Company. Save as disclosed above, she had not received any other payments (whether fixed or discretionary in nature) from the Group.

LAU Yum Chuen, Eddie, aged 63, has been an Executive Director of the Company since 1987. He has over 35 years' experience in banking, finance and investment. Mr. Lau is also an executive director of Henderson Investment Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited, all of which are companies listed on the Stock Exchange. He is also a director of various members of the Group. Save as disclosed herein, Mr. Lau has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Lau did not have any interest in the shares in the Company or its associated corporation(s) within the meaning of Part XV of the Securities and Futures Ordinance, and had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Lau was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the twelve months ended 30 June 2009, he was entitled to receive director's fees of HK$70,000 from the Group. Save as disclosed above, he had not received any other payments (whether fixed or discretionary in nature) from the Group.

LEUNG Hay Man, *FRICS, FCIArb, FHKIS*, aged 75, has been a Director of the Company since 1981 and was re-designated as Non-executive Director in 2004. He is a Chartered Surveyor. Mr. Leung is a director of Henderson Investment Limited, Hong Kong Ferry (Holdings) Company Limited and The Hong Kong and China Gas Company Limited, all of which are companies listed on the Stock Exchange. He is also a director of various members of the Group. Save as disclosed herein, Mr. Leung has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Leung did not have any interest in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance, and had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company. The details of his interests in associated corporation(s) of the Company are disclosed in the Second Interim Report.

As at the Latest Practicable Date, Mr. Leung was appointed for a term of three years until 31 December 2010 and was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. He was entitled to a fixed annual remuneration of HK$250,000 per annum for acting as a Non-executive Director and a member of Audit Committee of the Company, which was determined by the Board with reference to his duties and responsibilities. For the twelve months ended 30 June 2009, he was entitled to receive director's fees of HK$70,000 and other remuneration of HK$430,000 from the Group. Save as disclosed above, he had not received any other payments (whether fixed or discretionary in nature) from the Group.

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 12)

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Thursday, 3 December 2009 at 11:30 a.m. to transact the following business:

1. To (a) re-elect retiring Directors and (b) approve the director's fee fixed at the rate of HK$50,000 per annum for each Director and in the case of each member of the Audit Committee an additional remuneration at the rate of HK$250,000 per annum (or such amount which is in proportion to the time during the period for which he/she has held office) with effect from 1 July 2009 until the Company in general meeting otherwise determines.

2. To re-appoint Auditors and authorise the Directors to fix their remuneration.

3. To consider as special business and, if thought fit, pass the following resolutions as Ordinary Resolutions:

(A) "**THAT**:

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to repurchase ordinary shares of HK$2.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(B) "**THAT**:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options (including warrants, bonds, debentures, notes and other securities convertible into shares in the Company) which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription rights or conversion rights attaching to any warrants or convertible notes which may be issued by the Company or any of its subsidiaries, or (iv) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purposes of this Resolution:

"Relevant Period" shall have the same meaning as assigned to it under Ordinary Resolution (A) of item no. 3 as set out in the notice convening this Meeting; and

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "**THAT**:

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) of item no. 3 as set out in the notice convening this Meeting be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) of item no. 3 as set out in the notice convening this Meeting provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 7 September 2009

Registered Office:
72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

Notes:

(1) In pursuance of the direction granted by the Registrar of the Companies under section 127(2) of the Companies Ordinance (Chapter 32, The Laws of Hong Kong) for the purpose of the change of financial year end date from 30 June to 31 December, the submission of the audited accounts to the above Meeting is not required.

(2) At the above Meeting, the Chairman will exercise his power under Article 80 of the Articles of Association to put each of the resolutions to be voted by way of a poll.

(3) A Member of the Company entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and on a poll, to vote instead of him. A proxy need not be a member. Form of proxy must be lodged at the registered office of the Company at 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

(4) The Register of Members of the Company will be closed from Friday, 27 November 2009 to Thursday, 3 December 2009, both days inclusive, during which period no requests for transfer of shares will be accepted.

(5) In order to qualify for attending the above Meeting (and receiving the second interim dividend as approved by the board of directors of the Company but not subject to the shareholders' approval at the above Meeting), all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Thursday, 26 November 2009.

(6) *An explanatory statement containing further details concerning Ordinary Resolution (A) of item 3 above is set out in the circular dated 7 September 2009 of which this notice convening the above Meeting forms part.*

(7) *Concerning Ordinary Resolutions (B) and (C) of item 3 above, approval is being sought from Members, as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, that in the event it becomes desirable for the Company to issue any new shares of the Company, the Directors are given flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital plus the number of shares repurchased by the Company pursuant to the general mandate approved in Ordinary Resolution (A) of item 3 above. The Directors, however, have no immediate plans to issue any new shares of the Company under the said mandate being sought.*

(六) 關於上述第(三)項之(A)項普通決議案詳情之説明函件已載列於日期為二零零九年九月七日之通函內，而召開上述會議之本通告為通函之其中一部份。

(七) 關於上述第(三)項之(B)及(C)項普通決議案，要求股東授權之原因，乃為遵照公司法例第五十七B條及香港聯合交易所有限公司之證券上市規則而提出，藉以確保董事局在公司擬配發及發行不超過本公司已發行股本百分之二十之新股及依據上述第(三)項之(A)項普通決議案之一般授權而購回之股份時，獲得靈活及絕對之處理權。然而，董事局茲聲明本公司現並無任何根據上述所尋求之批准授權而發行新股之計劃。

(C)「**動議**：

將相當於本公司自授予董事局一般性權力之日起依據召開本大會之通告內第三項之(A)項普通決議案授予董事局行使本公司權力購回本公司股本中之股份面值總額之數額，加入董事局根據召開本大會之通告內第三項之(B)項普通決議案可依據一般授權配發、發行及處理本公司額外股份或同意有條件或無條件配發、發行及處理之股本之面值總額內，藉以擴大授予董事局當時已生效之一般性權力(根據該項授權，董事局可行使本公司之權力配發股份)，惟加入一般授權內之購回股份之面值總額，不得超過於本決議案日期本公司已發行股本面值總額百分之十。」

承董事局命
公司秘書
廖祥源 謹啟

香港，二零零九年九月七日

註冊辦事處：
香港中環金融街八號
國際金融中心二期
72-76樓

註：

(一) 根據公司註冊處處長按香港法例第三十二章公司條例第127(2)條就財政年度已由六月三十日更改至十二月三十一日而發出之指示，本公司無須於上述會議上呈交經審核賬目。

(二) 於上述會議，主席將會根據組織章程細則第80條，運用其權力安排各項決議案以點票方式進行表決。

(三) 凡有權出席上述會議及投票之本公司股東，可委派一位或多於一位代表出席及投票，代表人不必為本公司之股東。代表委任書必須填妥，並於開會前至少四十八小時送達香港中環金融街八號國際金融中心二期72-76樓本公司註冊辦事處。

(四) 本公司由二零零九年十一月二十七日(星期五)起至二零零九年十二月三日(星期四)止，首尾兩天在內，暫停接受辦理股份登記及過戶手續。

(五) 為確保合資格出席上述會議(及享有經本公司董事局批准之第二次中期股息(惟無須待股東於上述會議上批准))，所有股份過戶文件連同有關股票，最遲須於二零零九年十一月二十六日(星期四)下午四時三十分前送達香港皇后大道東一八三號合和中心17樓1712-1716室本公司股份登記及過戶處香港中央證券登記有限公司辦理轉名手續。

(ii) 依據本公司組織章程細則或香港法例第三十二章公司條例本公司須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本決議案所載之權力經由股東在股東大會通過普通決議案將之撤銷或修訂之日。」

(B)「**動議**：

(a) 無條件授予董事局一般性權力，於有關期間(如下文所釋)內行使本公司之一切權力，配發、發行及處理本公司額外股份，並訂立及授予或需在有關期間或其後行使該項權力之售股建議、協議或期權(包括可轉換本公司股份之認股權證、債券、債權證、票據及其他證券)；惟所涉及之股份(惟因根據(i)供股權的配發(如下文所釋)；或(ii)行使授予本公司及／或本公司之附屬公司僱員之任何認購股份期權計劃或類似安排之股份期權；或(iii)行使本公司或本公司之任何附屬公司可能發行之任何認股權證或可換股票據之認購權或轉換權；或(iv)根據本公司之公司組織章程細則以股代息而增發之股份則除外)不得超過於本決議案日期本公司已發行股本面值總額百分之二十，並且上述批准須受有關限制；及

(b) 就本決議案而言：

「有關期間」一詞與召開本大會之通告內第三項之(A)項普通決議案所賦予之涵義相同；及

「供股」指於本公司董事局訂定之期間內，向於指定記錄日期名列本公司股東名冊之股份持有人按彼等當時持有該等股份之比例提呈配售本公司股本中之股份之建議(惟本公司董事局認為必須或適宜時，可就零碎股份或按照任何香港以外地區之法例之任何限制或責任或任何認可管制機構或證券交易所之規定取消股份持有人在此方面之權利或作出其他安排)。」

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
於香港註冊成立之有限公司
（股份代號：12）

本公司謹訂於二零零九年十二月三日（星期四）上午十一時三十分，假座香港中環金融街八號四季酒店海景禮堂舉行股東週年大會，商議下列事項：

（一）(a)重選退任董事及(b)通過釐定自二零零九年七月一日起之董事袍金為每位董事每年港幣五萬元及每名審核委員會成員每年另加酬金港幣二十五萬元（或按照董事於有關期間內任職時間比例計算之數目），直至本公司於股東大會上另行決定為止。

（二）重聘核數師及授權董事釐定其酬金。

（三）作為特別事項處理，考慮及酌情通過下列各項議案為普通決議案：

(A)「**動議**：

(a) 在本決議案(b)段之規限下，一般性及無條件批准董事局於有關期間（定義見本決議案(c)段）內，按照一切適用法例及香港聯合交易所有限公司（「聯交所」）或其他任何證券交易所不時修訂之證券上市規則之規定，行使本公司一切權力，以購回本公司在聯交所或可能在其他獲聯交所及證券及期貨事務監察委員會認可之任何證券交易所掛牌之本公司股本中每股面值港幣2.00元之普通股；

(b) 依據上文(a)段之批准而購回本公司股份之面值總額不得超過於本決議案日期本公司已發行股本面值總額百分之十，而上述批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」乃指本決議案通過之日至下列任何一項最早發生之期間：

(i) 本公司下屆股東週年大會結束時；

於最後實際可行日期，劉先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責來釐定彼之任何其他薪酬。截至二零零九年六月三十日止十二個月，彼收取本集團董事袍金港幣70,000元。除上述所披露者外，彼並沒有收取本集團任何其他款項(不論屬固定或酌情性質)。

梁希文先生，75歲，自一九八一年出任本公司董事及於二零零四年調職非執行董事。彼為特許測計師。梁先生為恒基兆業發展有限公司、香港小輪(集團)有限公司及香港中華煤氣有限公司之董事，而該等公司於聯交所上市。彼亦為多間本集團成員公司之董事。除於此披露者外，梁先生於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，梁先生與本公司任何董事、高級管理人員、主要或控股股東概無任何關係，亦沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。彼持有本公司聯繫公司之權益詳細資料已於第二份中期報告內作出披露。

於最後實際可行日期，梁先生之任期訂定為三年至二零一零年十二月三十一日，並須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼就出任本公司非執行董事及審核委員會委員，可每年享定額薪酬港幣250,000元，該薪酬乃由董事局按彼之職責釐定。截至二零零九年六月三十日止十二個月，彼收取本集團董事袍金港幣70,000元及其他薪酬港幣430,000元。除上述所披露者外，彼並沒有收取本集團任何其他款項(不論屬固定或酌情性質)。

於最後實際可行日期,馮女士被視為持有根據證券及期貨條例第XV部定義之本公司1,000,000股之股份權益,佔本公司已發行股本0.05%。彼持有本公司聯繫公司之其他權益詳細資料已於第二份中期報告內作出披露。持有本公司6.76%股份權益之Cameron Enterprise Inc.、本公司主要股東Yamina Investment Limited、Believegood Limited及South Base Limited以及本公司控股股東恒基兆業有限公司、Rimmer (Cayman) Limited、Riddick (Cayman) Limited及Hopkins (Cayman) Limited合共持有本公司1,149,305,866股,佔本公司已發行股本53.54%,而彼為該等公司之董事。除於此披露者外,馮女士與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期,馮女士之委任並無特定期限,惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責來釐定彼之任何其他薪酬。截至二零零九年六月三十日止十二個月,彼收取本公司董事袍金港幣50,000元及其他薪酬約港幣5,596,000元。除上述所披露者外,彼並沒有收取本集團任何其他款項(不論屬固定或酌情性質)。

劉壬泉先生,63歲,自一九八七年出任本公司執行董事,具有超過三十五年銀行、財務及投資經驗。劉先生亦為恒基兆業發展有限公司之執行董事及香港小輪(集團)有限公司及美麗華酒店企業有限公司之董事,而該等公司於聯交所上市。彼亦為多間本集團成員公司之董事。除於此披露者外,劉先生於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期,劉先生與本公司任何董事、高級管理人員、主要或控股股東概無任何關係,亦沒有持有根據證券及期貨條例第XV部定義之本公司或其聯繫公司任何股份之權益。

於最後實際可行日期，歐先生並無持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。彼持有本公司聯繫公司之權益詳細資料已於第二份中期報告內作出披露。本公司主要股東Believegood Limited持有本公司247,239,300股，佔本公司已發行股本11.52%，而彼為該公司之董事。除於此披露者外，歐先生與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期，歐先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責來釐定彼之任何其他薪酬。截至二零零九年六月三十日止十二個月，彼收取本公司董事袍金港幣50,000元及其他薪酬約港幣11,784,000元。除上述所披露者外，彼並沒有收取本集團任何其他款項(不論屬固定或酌情性質)。

馮李煥琮女士，71歲，自一九七六年出任本公司執行董事。馮女士於一九七四年加入本公司之母公司恒基兆業有限公司任職司庫，並自一九七九年出任恒基兆業有限公司執行董事。馮女士現為恒基兆業有限公司集團、本集團及恒基兆業發展有限公司集團之總司庫。彼亦為多間本集團成員公司之董事。除於此披露者外，馮女士於過往三年並無出任任何其他上市公司之董事。彼為李兆基博士及李達民先生之胞妹。

於一九八九年六月至一九九四年四月期間，馮女士為威威食品有限公司(「威威食品」)之非執行董事。威威食品為一間香港註冊成立之公司，並從事燒味食品業務。根據一九九四年五月十八日法庭之頒令，威威食品由法庭執行清盤。馮女士於威威食品開始清盤前已辭任董事一職，並無參與任何事件致使威威食品清盤。有關威威食品清盤之事宜已於一九九五年十二月完結。

於二零零一年，裁判法院裁判官就馮女士延遲向聯交所申報彼出售香港中華煤氣有限公司(根據相關法例之定義，為本公司之「聯繫公司」)股份一事，根據已廢除之證券(披露權益)條例判處馮女士罰款總數港幣20,000元，並須向證券及期貨事務監察委員會繳交港幣5,693元的調查費用。上述延遲申報純屬一時疏忽。

葉盈枝先生，60歲，自一九九七年出任本公司執行董事。彼畢業於香港大學及倫敦經濟學院，並為律師及執業會計師。葉先生具有超過三十年之公司財務，企業及投資管理經驗。彼亦為多間本集團成員公司之董事。除於此披露者外，葉先生於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，葉先生與本公司任何董事、高級管理人員、主要或控股股東概無任何關係，亦沒有持有根據證券及期貨條例第XV部定義之本公司或其聯繫公司任何股份之權益。

於最後實際可行日期，葉先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責來釐定彼之任何其他薪酬。截至二零零九年六月三十日止十二個月，彼收取本公司董事袍金港幣50,000元及其他薪酬約港幣28,093,000元。除上述所披露者外，彼並沒有收取本集團任何其他款項(不論屬固定或酌情性質)。

歐肇基先生，62歲。歐先生自二零零五年出任本公司執行董事及首席財務總監。在此之前，彼為一位資深銀行家，於一九九三年十月至一九九八年三月期間擔任恒生銀行有限公司行政總裁，其後亦於一九九八年九月至二零零二年四月在新加坡之華僑銀行有限公司任職行政總裁。歐先生曾為多間主要公司之非執行董事，包括香港上海滙豐銀行有限公司、地下鐵路公司及恒隆集團有限公司。此外，彼亦為香港科技大學校董會成員。歐先生曾接受專業會計訓練，並為英國特許會計師，彼亦為英國公認會計師公會及香港會計師公會之資深會員。歐先生現時為會德豐有限公司之獨立非執行董事以及香港小輪(集團)有限公司及美麗華酒店企業有限公司之非執行董事，而該等公司於聯交所上市。彼亦為多間本集團成員公司之董事。除於此披露者外，歐先生於過往三年並無出任任何其他上市公司之董事。

林高演先生,58歲,於一九八二年加入本公司,並自一九八五年出任本公司執行董事及自一九九三年出任副主席。林先生持有香港大學理學士(榮譽)學位,具有超過三十六年銀行及物業發展經驗。彼為香港大學校董會成員、香港大學教研發展基金董事及復旦大學教育發展基金會董事。林先生於二零零八年獲香港大學頒授名譽大學院士銜。彼為香港運輸物流學會資深會員及香港董事學會資深會員。彼亦為香港小輪(集團)有限公司主席、恒基兆業發展有限公司副主席及香港中華煤氣有限公司及美麗華酒店企業有限公司之董事,而該等公司於聯交所上市。林先生亦為多間本集團成員公司之董事。除於此披露者外,林先生於過往三年並無出任任何其他上市公司之董事。

於一九八九年六月至一九九四年四月期間,林先生為威威食品有限公司(「威威食品」)之非執行董事。威威食品為一間香港註冊成立之公司,並從事燒味食品業務。根據一九九四年五月十八日法庭之頒令,威威食品由法庭執行清盤。林先生於威威食品開始清盤前已辭任董事一職,並無參與任何事件致使威威食品清盤。有關威威食品清盤之事宜已於一九九五年十二月完結。

於最後實際可行日期,林先生並無持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。彼持有本公司聯繫公司之權益詳細資料已於第二份中期報告內作出披露。本公司主要股東Believegood Limited以及本公司控股股東恒基兆業有限公司、Rimmer (Cayman) Limited、Riddick (Cayman) Limited及Hopkins (Cayman) Limited合共持有本公司1,149,305,866股,佔本公司已發行股本53.54%,而彼為該等公司之董事。除於此披露者外,林先生與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期,林先生之委任並無特定期限,惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責來釐定彼之任何其他薪酬。截至二零零九年六月三十日止十二個月,彼收取本集團董事袍金港幣70,000元及其他薪酬約港幣33,232,000元。除上述所披露者外,彼並沒有收取本集團任何其他款項(不論屬固定或酌情性質)。

以下為李兆基博士、林高演先生、葉盈枝先生、歐肇基先生、馮李煥琼女士、劉壬泉先生及梁希文先生之個人資料，彼等根據組織章程細則第116條／上市規則之企業管治常規守則將於股東週年大會輪值告退，惟彼等已表示願意膺選連任。除於以下所披露者外，並無其他與彼等重選連任有關之事項需向股東公佈或有任何資料需根據上市規則第13.51(2)條作出披露。

李兆基博士，大紫荊勳賢，80歲，本公司之創辦人，自一九七六年出任本公司主席兼總經理，在香港已從事物業發展逾五十年。李博士於二零零七年獲香港特別行政區政府頒授大紫荊勳章。李博士亦為恒基兆業發展有限公司之創辦人，並出任該公司主席兼總經理。此外，彼亦為香港中華煤氣有限公司主席、美麗華酒店企業有限公司董事長、新鴻基地產發展有限公司副主席、香港小輪(集團)有限公司及東亞銀行有限公司之董事，而該等公司於聯交所上市。彼亦為多間本集團成員公司之董事。除於此披露者外，李博士於過往三年並無出任任何其他上市公司之董事。彼為李達民先生及馮李煥琼女士之胞兄、李佩雯小姐、李家傑先生及李家誠先生之父親及李寧先生之岳父。

於最後實際可行日期，李博士被視為持有根據證券及期貨條例第XV部定義之本公司1,156,574,872股之股份權益，佔本公司已發行股本53.88%。彼持有本公司聯繫公司之其他權益詳細資料已於第二份中期報告內作出披露。持有本公司6.76%股份權益之Cameron Enterprise Inc.、本公司主要股東Believegood Limited以及本公司控股股東恒基兆業有限公司、Rimmer (Cayman) Limited、Riddick (Cayman) Limited及Hopkins (Cayman) Limited合共持有本公司1,149,305,866股，佔本公司已發行股本53.54%，而彼為該等公司之董事。除於此披露者外，李博士與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期，李博士之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責來釐定彼之任何其他薪酬。截至二零零九年六月三十日止十二個月，彼收取本集團董事袍金港幣70,000元及其他薪酬約港幣13,800,000元。除上述所披露者外，彼並沒有收取本集團任何其他款項(不論屬固定或酌情性質)。

6. 收購守則及購回股份守則

倘董事依據購回授權行使本公司權力購回股份,以致股東在本公司投票權所佔權益比例有所增加,則就收購守則第32條而言,該項增加將視作一項取得投票權。因此,一名股東或一群一致行動股東可取得或鞏固本公司控制權,並因而須根據收購守則第26及32條提出強制收購建議。本公司控股股東擁有本公司現有股本53.88%。倘若全面行使購回授權,控股股東持有本公司之股權將增加至約59.86%。據董事局所知悉,若現有股東及本公司之股本結構並無改變,董事在購回授權下行使任何股份購回將不會引致收購守則項下之任何後果。然而,倘若會令公眾人士所持股份之最低金額將少於本公司已發行股本之25%(即上市規則所訂最低公眾持股量之要求),則董事將不會行使購回授權。

7. 本公司購回股份

於本通函日期前六個月內,本公司並無在聯交所或以其他方式購買本身任何股份。

4. 股價

本公司股份於前十二個月在聯交所每月之最高及最低成交價格如下：

		最高 *港幣*	最低 *港幣*
2008年	9月	48.55	32.00
	10月	34.30	21.30
	11月	32.05	21.65
	12月	33.40	23.80
2009年	1月	34.10	27.25
	2月	29.80	24.45
	3月	31.55	23.00
	4月	37.45	28.60
	5月	47.40	36.10
	6月	49.35	40.70
	7月	52.50	39.55
	8月	54.25	44.95
	9月（截至最後實際可行日期止）	46.25	44.70

5. 承諾及披露權益

經一切合理查詢後，盡董事所知，若購回授權獲股東批准，董事及彼等之聯繫人（根據上市規則之定義）現無意據此出售任何股份予本公司。

本公司並無接獲其他關連人士（根據上市規則之定義）通知，彼等目前有意在購回授權獲股東批准後向本公司出售股份或已作出承諾不會出售股份。

董事已向聯交所作出承諾，在適用情況下，彼等將依據上市規則、公司法及適用法例行使本公司權力，按照購回授權購回股份。

本說明函件乃根據公司法第49BA(3)(b)條之規定而編制，並載有上市規則規定之所有資料以供 閣下考慮購回授權之事宜。

1. 股本

於最後實際可行日期，本公司的已發行股本為2,146,742,390股股份。

待載於通告內之第3(A)項普通決議案獲通過及假設本公司在股東週年大會前並無發行或購回任何股份，則本公司根據購回授權將獲准購回最多達214,674,239股股份。

2. 購回的理由

董事認為購回授權符合本公司及各股東最佳利益。行使購回授權或會提升本公司的每股資產淨值及／或每股盈利，惟須視乎當時市況及資金安排而定。董事僅會在認為購回股份對本公司及股東有利時方會購回股份。

3. 購回股份的資金

在購回股份時，本公司只可動用依據本公司之組織章程大綱及細則與公司法許可作此用途之資金。按照公司法，購回股份所須付還之股本，只可由可供分派之溢利或為購回股份而發行新股所得之收益中支付。任何購回時所須支付之溢價須從可供分派之溢利中支付。若購回之股份乃按溢價發行，則在購回時所需支付之溢價，在公司法許可之情況下，由為購回股份而發行新股所得之收益中支付。

根據購回授權，購回股份的資金將全部來自本公司內部資源及／或可動用之銀行融資。

倘全面行使購回授權，則可能會對本公司的營運資金或借貸水平有重大不利影響（與本公司於二零零八年六月三十日之最近期經審核賬目之狀況比較）。然而，倘若會對本公司的營運資金或借貸水平有重大不利影響，則董事不擬購回任何股份。

股東週年大會

通告詳載於本通函第十五至第十八頁。

根據上市規則13.39(4)條，股東於股東大會上所作的任何表決必須以點票方式進行。因此，股東週年大會之主席將會根據組織章程細則第80條，運用其權力安排各項將於股東週年大會上提呈之決議案以點票方式進行表決。組織章程細則第85條規定當表決以點票方式進行時，親身或由委任代表出席會議之各股東所持之每股股份享有一票。

根據組織章程細則第96條，若本公司股東乃法團身份，可以其董事決議案或其任何監管機構決議案酌情授權任何人士代表出席本公司任何會議或本公司任何股東分類之會議。授委人可代表該法團行使該法團之所有權力；就該法團之權力而言，該法團將被視為猶如自然人身份作為本公司股東。

本通函隨附與股東週年大會所商議事項有關之代表委任表格。無論 閣下擬出席股東週年大會與否，務請按隨附的代表委任表格上印備的指示將表格填妥，並於股東週年大會指定舉行時間48小時前交回本公司之註冊辦事處，地址為香港中環金融街八號國際金融中心二期72-76樓。 閣下交回代表委任表格後，屆時仍可親身出席大會及於會上投票。

此　致

本公司列位股東　台照

主席
李兆基
謹啟

二零零九年九月七日

建議本公司購回股份及發行股份之一般授權

本公司於二零零八年十二月八日舉行之去屆股東週年大會上授予董事一般性授權：(i)行使本公司權力購回不超過本公司於普通決議案通過之日已發行股本10%之股份及(ii)配發、發行及處理不超過本公司於普通決議案通過之日已發行股本20%之股份。該等一般授權將於股東週年大會完畢後失效。

於股東週年大會上將提呈一項載於通告內之普通決議案，以授出購回授權予董事。

購回授權將維持有效，直至本公司下屆股東週年大會或法例或組織章程細則規定須召開下屆股東週年大會之期限屆滿時，或直至股東於股東大會上通過普通決議案撤回或修訂購回授權為止(以較早者為準)。

股東週年大會亦將提呈數項獨立普通決議案，以一般授權方式授出發行授權(即假設於股東週年大會前並無配發或購回更多股份，可配發、發行及處理上限為429,348,478股股份之一般授權)予董事及將該發行授權加入本公司根據購回授權而購回之股份數額。

上市規則及公司法規定的説明函件載述於本通函附錄(一)。

建議重選退任董事

根據組織章程細則第116條／上市規則之企業管治常規守則，李兆基博士、林高演先生、葉盈枝先生、歐肇基先生、馮李煥琼女士、劉壬泉先生及梁希文先生將於股東週年大會輪值告退，惟彼等已表示願意膺選連任。

上市規則所規定須在本通函披露彼等之個人資料已載述於本通函附錄(二)。

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
於香港註冊成立之有限公司
（股份代號：12）

執行董事：
李兆基博士*（主席兼總經理）*
李家傑*（副主席）*
林高演*（副主席）*
李家誠*（副主席）*
葉盈枝
歐肇基
孫國林
李鏡禹
馮李煥琼
劉壬泉
李　寧
郭炳濠

非執行董事：
胡寶星爵士
梁希文
李王佩玲
李達民
胡家驃
（胡寶星爵士之替代董事）

獨立非執行董事：
鄺志強
高秉強教授
胡經昌

註冊辦事處：
香港中環金融街八號
國際金融中心二期72-76樓

敬啟者：

有關本公司購回股份及
發行股份之一般授權
及
重選退任董事之建議

及

股東週年大會通告

緒言

本通函旨在向　閣下提供通告及有關購回授權、發行授權及重選退任董事之建議詳情，及尋求　閣下在股東週年大會上批准（其中包括）該等事宜。誠如本公司於二零零九年三月十九日之聯合公佈所披露，本公司已將財政年度由六月三十日更改至十二月三十一日。故此，根據公司註冊處處長按公司法第127(2)條所發出之指示，本公司將不會於股東週年大會上呈交經審核賬目。

「購回授權」	指	行使本公司之權力購回不超過批准購回授權之決議案獲通過當日本公司已發行股本總面值10%之股份之一般授權；
「股份」	指	本公司股本中每股面值港幣2.00元之股份；
「股東」	指	股份之登記持有人；
「聯交所」	指	香港聯合交易所有限公司；
「收購守則」	指	香港公司收購及合併守則；及
「港幣」	指	港元，香港法定貨幣。

於本通函內，除文義另有所指外，下列詞彙將具有以下涵義：

「組織章程細則」	指	本公司之組織章程細則；
「股東週年大會」	指	謹訂於二零零九年十二月三日上午十一時三十分假座香港中環金融街八號四季酒店海景禮堂舉行之本公司股東週年大會；
「主席」	指	主持股東會議或董事會議之主席；
「本公司」	指	恒基兆業地產有限公司；
「公司法」	指	香港法例第三十二章公司條例及其任何修訂；
「董事」	指	本公司董事；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中華人民共和國香港特別行政區；
「第二份中期報告」	指	本公司截至二零零九年六月三十日止十二個月之第二份中期報告；
「發行授權」	指	配發、發行及處理不超過批准發行授權之決議案獲通過當日本公司已發行股本總面值20%之股份之一般無條件授權；
「最後實際可行日期」	指	二零零九年九月二日，即本通函付印前之最後實際可行日期，用以確定本通函所載之若干資料；
「上市規則」	指	聯交所證券上市規則；
「通告」	指	載於本通函內第十五至第十八頁之一份日期為二零零九年九月七日之股東週年大會通告；

目　錄

重要通函　請即處理

香港交易及結算所有限公司及香港聯合交易所有限公司對本通函的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不對因本通函全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

閣下對本通函之內容**如有任何疑問**，應諮詢　閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有恒基兆業地產有限公司股份，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
於香港註冊成立之有限公司
(股份代號：12)

有關本公司購回股份及
發行股份之一般授權
及
重選退任董事之建議

及

股東週年大會通告

本公司謹訂於二零零九年十二月三日上午十一時三十分假座香港中環金融街八號四季酒店海景禮堂召開股東週年大會，大會通告詳載於本通函第十五至第十八頁。

二零零九年九月七日